As filed with the Securities and Exchange Commission on November 15, 2001
                                                              File No. 333-68872

                                                                       811-03488
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

       Pre-Effective Amendment No. 1                                         |X|
       Post-Effective Amendment No.                                          [ ]


                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

       Amendment No. 2                                                       |X|
                       (Check appropriate box or boxes.)
                            ------------------------

                   PHOENIX LIFE VARIABLE ACCUMULATION ACCOUNT
             (f/k/a Phoenix Home Life Variable Accumulation Account)

                           (Exact Name of Registrant)

                            ------------------------


                         PHOENIX LIFE INSURANCE COMPANY
               (f/k/a Phoenix Home Life Mutual Insurance Company)

                               (Name of Depositor)
                            ------------------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                            ------------------------

                             Richard J. Wirth, Esq.
                         Phoenix Life Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                     (Name and Address of Agent for Service)

                            ------------------------

      Variable Accumulation Deferred Annuity Contracts approximate date of proposed public offering: as soon as practicable.

                            ------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                     PART A

                           PHOENIX INVESTOR'S EDGE(SM)
                   PHOENIX LIFE VARIABLE ACCUMULATION ACCOUNT

                    ISSUED BY: PHOENIX LIFE INSURANCE COMPANY

PROSPECTUS                                                     NOVEMBER 16, 2001

    This prospectus describes a variable accumulation deferred annuity contract. The contract is designed to provide you with retirement income in the future. The contract offers a variety of variable and fixed investment options. You may allocate premium payments and contract value to one or more of the subaccounts of the Phoenix Life Variable Accumulation Account and the Guaranteed Interest Account ("GIA"). The assets of each subaccount will be used to purchase, at net asset value, shares of a series in the following designated funds.


THE PHOENIX EDGE SERIES FUND
----------------------------
[diamond] Phoenix-Aberdeen International Series
[diamond] Phoenix-Aberdeen New Asia Series
[diamond] Phoenix-AIM Mid-Cap Equity Series
[diamond] Phoenix-Alliance/Bernstein Growth + Value Series
[diamond] Phoenix-Deutsche Dow 30 Series
[diamond] Phoenix-Deutsche Nasdaq-100 Index(R) Series
[diamond] Phoenix-Duff & Phelps Real Estate Securities Series
[diamond] Phoenix-Engemann Capital Growth Series
[diamond] Phoenix-Engemann Nifty Fifty Series

[diamond] Phoenix-Engemann Small & Mid-Cap Growth Series

[diamond] Phoenix-Goodwin Money Market Series
[diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series [diamond] Phoenix-Hollister Value Equity Series
[diamond] Phoenix-J.P. Morgan Research Enhanced Index Series [diamond] Phoenix-Janus Core Equity Series
[diamond] Phoenix-Janus Flexible Income Series
[diamond] Phoenix-Janus Growth Series
[diamond] Phoenix-MFS Investors Growth Stock Series [diamond] Phoenix-MFS Investors Trust Series
[diamond] Phoenix-MFS Value Series
[diamond] Phoenix-Morgan Stanley Focus Equity Series [diamond] Phoenix-Oakhurst Balanced Series
[diamond] Phoenix-Oakhurst Growth and Income Series [diamond] Phoenix-Oakhurst Strategic Allocation Series [diamond] Phoenix-Sanford Bernstein Global Value Series [diamond] Phoenix-Sanford Bernstein Mid-Cap Value Series [diamond] Phoenix-Sanford Bernstein Small-Cap Value Series [diamond] Phoenix-Seneca Mid-Cap Growth Series
[diamond] Phoenix-Seneca Strategic Theme Series

AIM VARIABLE INSURANCE FUNDS
----------------------------
[diamond] AIM V.I. Capital Appreciation Fund

[diamond] AIM V.I. Value Fund


THE ALGER AMERICAN FUND
-----------------------
[diamond] Alger American Leveraged AllCap Portfolio

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
-----------------------------------
[diamond] Deutsche VIT EAFE(R) Equity Index Fund
[diamond] Deutsche VIT Equity 500 Index Fund

FEDERATED INSURANCE SERIES
--------------------------
[diamond] Federated Fund for U.S. Government Securities II
[diamond] Federated High Income Bond Fund II

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
---------------------------------------
[diamond] VIP Contrafund(R) Portfolio
[diamond] VIP Growth Opportunities Portfolio
[diamond] VIP Growth Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
----------------------------------------------------

[diamond] Mutual Shares Securities Fund -- Class 2

[diamond] Templeton Growth Securities Fund -- Class 2
[diamond] Templeton International Securities Fund -- Class 2

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------
[diamond] Technology Portfolio

WANGER ADVISORS TRUST
---------------------
[diamond] Wanger Foreign Forty
[diamond] Wanger International Small Cap
[diamond] Wanger Twenty
[diamond] Wanger U.S. Small Cap


    The contract is not a deposit or obligation of, underwritten or guaranteed by, any financial institution, credit union or affiliate. It is not federally insured by the Federal Deposit Insurance Corporation or any other state or federal agency. Contract investments are subject to risk, including the fluctuation of contract values and possible loss of principal. The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


If you have any questions, please contact: [envelope]  PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS
                                                       PO Box 8027
                                                       Boston, MA 02266-8027
                                           [telephone] TEL. 800/541-0171

                                TABLE OF CONTENTS

Heading                                                     Page
--------------------------------------------------------------------------------


SUMMARY OF EXPENSES.......................................    3
   Fund Annual Expenses...................................    4
   Expense Examples.......................................    6
CONTRACT SUMMARY..........................................   10
FINANCIAL HIGHLIGHTS......................................   11
PERFORMANCE HISTORY.......................................   11
THE VARIABLE ACCUMULATION ANNUITY.........................   11
PHOENIX AND THE ACCOUNT ..................................   11
INVESTMENTS OF THE ACCOUNT................................   12
   Participating Investment Funds.........................   12
   Investment Advisors....................................   14
GIA.......................................................   15
PURCHASE OF CONTRACTS.....................................   16
DEDUCTIONS AND CHARGES....................................   16
   Deductions from the Separate Account...................   16
   Reduced Charges, Credits and Bonus Guaranteed
       Interest Rates.....................................   17
   Other Charges..........................................   18
THE ACCUMULATION PERIOD...................................   18
   Accumulation Units.....................................   18
   Accumulation Unit Values...............................   18
   Transfers .............................................   18
   Optional Programs and Benefits.........................   19
   Surrender of Contract; Partial Withdrawals.............   19
   Contract Termination...................................   20
   Payment Upon Death Before Maturity Date ...............   20
THE ANNUITY PERIOD........................................   22
   Annuity Payments.......................................   22
   Annuity Payment Options ...............................   22
   Other Options and Rates................................   24
   Other Conditions.......................................   24
   Payment Upon Death After Maturity Date.................   24
VARIABLE ACCOUNT VALUATION PROCEDURES.....................   24
   Valuation Date.........................................   24
   Valuation Period.......................................   24
   Accumulation Unit Value................................   25
   Net Investment Factor..................................   25
MISCELLANEOUS PROVISIONS..................................   25
   Assignment.............................................   25
   Payment Deferral.......................................   25
   Free Look Period.......................................   25
   Amendments to Contracts................................   25
   Substitution of Fund Shares............................   25
   Ownership of the Contract..............................   26
FEDERAL INCOME TAXES......................................   26
   Introduction...........................................   26
   Income Tax Status......................................   26
   Taxation of Annuities in General--Nonqualified Plans...   26
   Additional Considerations..............................   27
   Diversification Standards .............................   28
   Taxation of Annuities in General--Qualified Plans......   29
   Seek Tax Advice........................................   31
SALES OF VARIABLE ACCUMULATION CONTRACTS..................   32
STATE REGULATION..........................................   32
REPORTS...................................................   32
VOTING RIGHTS.............................................   32
TEXAS OPTIONAL RETIREMENT PROGRAM.........................   32
LEGAL MATTERS.............................................   32
SAI  .....................................................   33

APPENDIX A--DEDUCTIONS FOR PREMIUM TAXES..................  A-1
APPENDIX B--GLOSSARY OF SPECIAL TERMS.....................  B-1

    It may not be in your best interest to purchase a contract to replace an existing annuity contract or life insurance policy. You must understand the basic features of the proposed contract and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any tax liability.


    This prospectus provides important information that a prospective investor ought to know before investing. This prospectus should be kept for future reference. A Statement of Additional Information ("SAI") dated November 16, 2001, has been filed with the SEC and is available free of charge by contacting us at the address or phone number listed on Page 1. A table of contents for the SAI appears on the last page of this prospectus.

SUMMARY OF EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES                              ALL SUBACCOUNTS
-----------------------------------                              ---------------

Sales Charges Imposed on Purchases...........................           None

Deferred Surrender Charges(1)

                Complete Premium                     Surrender Charge
                  Payment Years            (as a percentage of amount withdrawn)
                  -------------            -------------------------------------
                        0                                    8%
                        1                                    7%
                        2                                    6%
                       3+                                    0%


Subaccount Transfer Charge
   Current...................................................           None
   Maximum...................................................            $20(2)


ANNUAL ADMINISTRATIVE CHARGE
Maximum......................................................            $35

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)

[diamond]  Death Benefit Option 1--Return of Premium

           Mortality and Expense Risk Fee....................         1.525%
           Daily Administrative Fee..........................          .125%
                                                                      ------

           Total Separate Account Annual Expenses............          1.65%

[diamond]  Death Benefit Option 2--Annual Step-up

           Mortality and Expense Risk Fee....................         1.675%
           Daily Administrative Fee..........................          .125%
                                                                      ------
           Total Separate Account Annual Expenses............          1.80%


[diamond]  Death Benefit Option 3--Relief Amount (subject to state approval)


           Mortality and Expense Risk Fee....................         1.825%
           Daily Administrative Fee..........................          .125%
                                                                      ------

           Total Separate Account Annual Expenses............         1.95 %







------------------

(1) A surrender charge is taken from the proceeds when a contract is fully surrendered or when partial amounts are withdrawn, if the premium payments have not been held under the contract for a certain period of time. However, each year an amount up to 10% of the contract value as of the end of the previous contract year may be withdrawn without a surrender charge. See "Deductions and Charges--Surrender Charges."


(2) We reserve the right to charge a transfer fee of up to $20 per transfer after the first 12 transfers in each contract year.

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS FOR THE YEAR ENDED 12/31/00)

------------------------------------------------------------------------------------------------------------------------------------
                                                                          OTHER                          OTHER
                                                                        OPERATING     TOTAL ANNUAL     OPERATING     TOTAL ANNUAL
                                                    INVESTMENT  RULE     EXPENSES     FUND EXPENSES     EXPENSES     FUND EXPENSES
                                                    MANAGEMENT  12B-1     BEFORE         BEFORE          AFTER           AFTER
                   SERIES                              FEE      FEES   REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT(7)
------------------------------------------------------------------------------------------------------------------------------------
The Phoenix Edge Series Fund
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International(6)                      0.75%      N/A        0.27%           1.02%          0.27%           1.02%
Phoenix-Aberdeen New Asia (5, 10)                      1.00%      N/A        1.41%           2.41%          0.25%           1.25%
Phoenix-AIM Mid-Cap Equity (4, 8)                      0.85%      N/A        0.72%           1.57%          0.20%           1.05%
Phoenix-Alliance/Bernstein Growth + Value (4, 8)       0.85%      N/A        0.33%           1.18%          0.20%           1.05%
Phoenix-Deutsche Dow 30(2, 10)                         0.35%      N/A        1.25%           1.60%          0.15%           0.50%
Phoenix-Deutsche Nasdaq-100 Index(R)(2, 8, 10)         0.35%      N/A        1.63%           1.98%          0.15%           0.50%
Phoenix-Duff & Phelps Real Estate Securities(5, 10)    0.75%      N/A        0.57%           1.32%          0.25%           1.00%
Phoenix-Engemann Capital Growth(2, 10)                 0.62%      N/A        0.06%           0.68%          0.06%           0.68%
Phoenix-Engemann Nifty Fifty(2, 10)                    0.90%      N/A        1.31%           2.21%          0.15%           1.05%
Phoenix-Engemann Small & Mid-Cap Growth(4, 8, 10)      0.90%      N/A        3.03%           3.93%          0.25%           1.15%
Phoenix-Goodwin Money Market(2, 10)                    0.40%      N/A        0.18%           0.58%          0.15%           0.55%
Phoenix-Goodwin Multi-Sector Fixed Income(2, 10)       0.50%      N/A        0.19%           0.69%          0.15%           0.65%
Phoenix-Hollister Value Equity(2, 10)                  0.70%      N/A        0.63%           1.33%          0.15%           0.85%
Phoenix-J.P. Morgan Research Enhanced Index(1, 10)     0.45%      N/A        0.24%           0.69%          0.10%           0.55%
Phoenix-Janus Core Equity(2, 10)                       0.85%      N/A        1.69%           2.54%          0.15%           1.00%
Phoenix-Janus Flexible Income(3, 10)                   0.80%      N/A        1.67%           2.47%          0.20%           1.00%
Phoenix-Janus Growth(2, 10)                            0.85%      N/A        0.39%           1.24%          0.15%           1.00%
Phoenix-MFS Investors Growth Stock(4, 8)               0.75%      N/A        0.60%           1.35%          0.20%           0.95%
Phoenix-MFS Investors Trust(4, 8)                      0.75%      N/A        0.79%           1.54%          0.20%           0.95%
Phoenix-MFS Value(4, 8)                                0.75%      N/A        0.45%           1.20%          0.20%           0.95%
Phoenix-Morgan Stanley Focus Equity(2, 9, 10)          0.85%      N/A        2.65%           3.50%          0.15%           1.00%
Phoenix-Oakhurst Balanced(2, 10)                       0.55%      N/A        0.15%           0.70%          0.15%           0.70%
Phoenix-Oakhurst Growth & Income(2, 10)                0.70%      N/A        0.24%           0.94%          0.15%           0.85%
Phoenix-Oakhurst Strategic Allocation(2, 10)           0.58%      N/A        0.12%           0.70%          0.12%           0.70%
Phoenix-Sanford Bernstein Global Value(2, 8, 10)       0.90%      N/A        2.29%           3.19%          0.15%           1.05%
Phoenix-Sanford Bernstein Mid-Cap Value(2, 10)         1.05%      N/A        1.34%           2.39%          0.15%           1.20%
Phoenix-Sanford Bernstein Small-Cap Value(2, 8, 10)    1.05%      N/A        1.92%           2.97%          0.15%           1.20%
Phoenix-Seneca Mid-Cap Growth(5, 10)                   0.80%      N/A        0.39%           1.19%          0.25%           1.05%
Phoenix-Seneca Strategic Theme(5, 10)                  0.75%      N/A        0.17%           0.92%          0.17%           0.92%
------------------------------------------------------------------------------------------------------------------------------------

(1) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .10% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(2) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .15% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(3) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses (after giving effect to custodial fee credits) exceed .15% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(4) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .20% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(5) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .25% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(6) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .40% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(7) Reflects the effect of any reimbursement of expenses by the investment advisor.
(8)  Other expenses are based on estimated amounts for the current fiscal year.
(9) Expense information for this series has been restated to reflect current fees.
(10) It is expected that beginning January 1, 2002, the expense caps for these series will be increased by .05% of average net assets.

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS FOR THE YEAR ENDED 12/31/00)

------------------------------------------------------------------------------------------------------------------------------------
                                                                           OTHER       TOTAL ANNUAL  OTHER OPERATING  TOTAL ANNUAL
                                                  INVESTMENT   RULE      OPERATING       EXPENSES     FUND EXPENSES   FUND EXPENSES
                                                  MANAGEMENT  12B-1        BEFORE          BEFORE          AFTER     EXPENSES AFTER
           SERIES                                    FEE      FEES(6)   REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT REIMBURSEMENT(5)
------------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS - SERIES I SHARES
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                   0.61%      N/A        0.21%           0.82%          0.21%          0.82%
AIM V.I. Value Fund                                  0.61%      N/A        0.23%           0.84%          0.23%          0.84%

THE ALGER AMERICAN FUND
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio(9)         0.85%      N/A        0.05%           0.90%          0.05%          0.90%

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
------------------------------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE(R) Equity Index Fund               0.45%      N/A        0.47%           0.92%          0.20%          0.65%
Deutsche VIT Equity 500 Index Fund                   0.20%      N/A        0.11%           0.31%          0.10%          0.30%

FEDERATED INSURANCE SERIES
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II     0.60%      N/A        0.24%           0.84%          0.24%          0.84%
Federated High Income Bond Fund II                   0.60%      N/A        0.16%           0.76%          0.16%          0.76%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS - SERVICE CLASS
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                          0.57%     0.10%       0.09%           0.76%          0.09%          0.76%(7)
VIP Growth Opportunities Portfolio                   0.58%     0.10%       0.11%           0.79%          0.11%          0.79%(7)
VIP Growth Portfolio                                 0.57%     0.10%       0.09%           0.76%          0.09%          0.76%(7)

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                        0.60%     0.25%       0.20%           1.05%          0.20%          1.05%
Templeton Growth Securities Fund                     0.81%     0.25%       0.06%           1.12%          0.06%          1.12%
Templeton International Securities Fund              0.67%     0.25%       0.20%           1.12%          0.20%          1.12%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                 0.80%8     N/A        0.53%           1.33%          0.53%          1.15%(8)

WANGER ADVISORS TRUST
------------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty(2)                              1.00%      N/A        0.68%           1.68%          0.45%          1.45%
Wanger International Small Cap(3)                    1.20%      N/A        0.21%           1.41%          0.21%          1.41%
Wanger Twenty(1)                                     0.95%      N/A        0.60%           1.55%          0.40%          1.35%
Wanger U.S. Small Cap(4)                             0.95%      N/A        0.05%           1.00%          0.05%          1.00%
------------------------------------------------------------------------------------------------------------------------------------

(1) This series pays a portion or all of its expenses other than the management fee up to .40%.
(2) This series pays a portion or all of its expenses other than the management fee up to .45%.
(3) This series pays a portion or all of its expenses other than the management fee up to .60%.
(4) This series pays a portion or all of its expenses other than the management fee up to 1.00%.
(5) Reflects the effect of any reimbursement of expenses by the investment advisor.
(6) The fund's Rule 12b-1 Plan, if applicable, is described in the fund's prospectus.
(7) Actual class operating expenses were lower than those shown in the table because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the fund prospectus for details.
(8) The advisor has agreed to reduce the investment management fee if the total operating expenses should exceed 1.15%. For the year ended December 31, 2000, the investment management fee was reduced to .59%.
(9)  Included in "Other Expenses" is 0.01% of interest expense.

EXPENSE EXAMPLES
--------------------------------------------------------------------------------
    The purpose of the following tables is to assist you in understanding the various costs and expenses that your contract will bear directly or indirectly. They are based on historical fund expenses, as a percentage of net assets for the year ended December 31, 2000, but do not include the effect of any management fee waivers or reimbursement by the investment advisor. The tables reflect expenses of the Account as well as the funds. See "Deductions and Charges" in this prospectus and the fund prospectuses.

    Premium taxes, which are not reflected in the tables, may apply. We will charge any premium or other taxes levied by any governmental entity with respect to your contract against the contract values based on a percentage of premiums paid. Certain states currently impose premium taxes on the contracts ranging from 0% to 3.5% of premiums paid. For more information, see "Deductions and Charges--Premium Tax" and Appendix A.

    The Examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. See "Deductions and Charges."


    It is impossible to show you what expenses you would incur if you purchased a contract because there are so many different factors that affect expenses. However, the following tables are meant to help demonstrate how certain decisions or choices by you could result in different levels of expense. We have assumed a constant 5% annual return on the invested assets for all of the series with a $1,000 initial investment.



EXAMPLES FOR DEATH BENEFIT OPTION 1 CONTRACTS

                                                                                              If you annuitize your contract at the
                                                  If you surrender your contract at the end  end of one of these time periods, you one of these time periods, you would pay:  would pay:
                                                  -----------------------------------------  --------------------------------------
                      Series                        1 Year   3 Years   5 Years  10 Years     1 Year   3 Years   5 Years 10 Years
                      ------                        ------   -------   -------  --------     ------   -------   ------- --------

Phoenix-Aberdeen International                        $100      $139     $145      $308        $100      $139     $145     $308
Phoenix-Aberdeen New Asia                              114       180      211       432         114       180      211      432
Phoenix-AIM Mid-Cap Equity                             105       155      N/A       N/A         105       155      N/A      N/A
Phoenix-Alliance/Bernstein Growth + Value              101       144      N/A       N/A         101       144      N/A      N/A
Phoenix-Deutsche Dow 30                                106       156      173       362         106       156      173      362
Phoenix-Deutsche Nasdaq-100 Index(R)                   109       167      N/A       N/A         109       167      N/A      N/A
Phoenix-Duff & Phelps Real Estate Securities           103       148      160       336         103       148      160      336
Phoenix-Engemann Capital Growth                         96       129      128       274          96       129      128      274
Phoenix-Engemann Nifty Fifty                           101       144      154       324         101       144      154      324
Phoenix-Engemann Small & Mid-Cap Growth                112       174      N/A       N/A         112       174      N/A      N/A
Phoenix-Goodwin Money Market                            95       126      123       264          95       126      123      264
Phoenix-Goodwin Multi-Sector Fixed Income               96       129      129       275          96       129      129      275
Phoenix-Hollister Value Equity                         103       148      160       337         103       148      160      337
Phoenix-J.P. Morgan Research Enhanced Index             96       129      129       275          96       129      129      275
Phoenix-Janus Core Equity                              115       183      217       443         115       183      217      443
Phoenix-Janus Flexible Income                          114       181      214       437         114       181      214      437
Phoenix-Janus Growth                                   102       146      156       328         102       146      156      328
Phoenix-MFS Investors Growth Stock                     103       149      N/A       N/A         103       149      N/A      N/A
Phoenix-MFS Investors Trust                            105       155      N/A       N/A         105       155      N/A      N/A
Phoenix-MFS Value                                      102       145      N/A       N/A         102       145      N/A      N/A
Phoenix-Morgan Stanley Focus Equity                    124       210      260       517         124       210      260      517
Phoenix-Oakhurst Balanced                               97       130      129       276          97       130      129      276
Phoenix-Oakhurst Growth and Income                      99       137      141       300          99       137      141      300
Phoenix-Oakhurst Strategic Allocation                   97       130      129       276          97       130      129      276
Phoenix-Sanford Bernstein Global Value                 121       202      N/A       N/A         121       202      N/A      N/A
Phoenix-Sanford Bernstein Mid-Cap Value                113       179      210       430         113       179      210      430
Phoenix-Sanford Bernstein Small-Cap Value              119       195      N/A       N/A         119       195      N/A      N/A
Phoenix-Seneca Mid-Cap Growth                          101       144      154       324         101       144      154      324
Phoenix-Seneca Strategic Theme                          99       136      140       298          99       136      140      298
AIM V.I. Capital Appreciation Fund                      98       133      135       288          98       133      135      288
AIM V.I. Value Fund                                     98       134      136       290          98       134      136      290





                                           If you do not surrender or annuitize
                                           your contract, after each of these
                                           time periods you will have paid:
                                           -------------------------------------
                                            1 Year   3 Years  5 Years  10 Years
                                            ------   -------  -------  --------

Phoenix-Aberdeen International               $ 28     $ 85      $145      308
Phoenix-Aberdeen New Asia                      42      126       211      432
Phoenix-AIM Mid-Cap Equity                     33      101       N/A      N/A
Phoenix-Alliance/Bernstein Growth + Value      29       90       N/A      N/A
Phoenix-Deutsche Dow 30                        34      102       173      362
Phoenix-Deutsche Nasdaq-100 Index(R)           37      113       N/A      N/A
Phoenix-Duff & Phelps Real Estate Securities   31       94       160      336
Phoenix-Engemann Capital Growth                24       75       128      274
Phoenix-Engemann Nifty Fifty                   29       90       154      324
Phoenix-Engemann Small & Mid-Cap Growth        40      120       N/A      N/A
Phoenix-Goodwin Money Market                   23       72       123      264
Phoenix-Goodwin Multi-Sector Fixed Income      24       75       129      275
Phoenix-Hollister Value Equity                 31       94       160      337
Phoenix-J.P. Morgan Research Enhanced Index    24       75       129      275
Phoenix-Janus Core Equity                      43      129       217      443
Phoenix-Janus Flexible Income                  42      127       214      437
Phoenix-Janus Growth                           30       92       156      328
Phoenix-MFS Investors Growth Stock             31       95       N/A      N/A
Phoenix-MFS Investors Trust                    33      101       N/A      N/A
Phoenix-MFS Value                              30       91       N/A      N/A
Phoenix-Morgan Stanley Focus Equity            52      156       260      517
Phoenix-Oakhurst Balanced                      25       76       129      276
Phoenix-Oakhurst Growth and Income             27       83       141      300
Phoenix-Oakhurst Strategic Allocation          25       76       129      276
Phoenix-Sanford Bernstein Global Value         49      148       N/A      N/A
Phoenix-Sanford Bernstein Mid-Cap Value        41      125       210      430
Phoenix-Sanford Bernstein Small-Cap Value      47      141       N/A      N/A
Phoenix-Seneca Mid-Cap Growth                  29       90       154      324
Phoenix-Seneca Strategic Theme                 27       82       140      298
AIM V.I. Capital Appreciation Fund             26       79       135      288
AIM V.I. Value Fund                            26       80       136      290

                                                                                              If you annuitize your contract at the
                                                  If you surrender your contract at the end  end of one of these time periods, you one of these time periods, you would pay:  would pay:
                                                  -----------------------------------------  --------------------------------------
                      Series                        1 Year   3 Years   5 Years  10 Years     1 Year   3 Years   5 Years 10 Years
                      ------                        ------   -------   -------  --------     ------   -------   ------- --------

Alger American Leveraged AllCap Portfolio             $ 99      $136     $139      $296        $ 99      $136     $139     $296
Deutsche VIT EAFE(R) Equity Index Fund                  99       136      140       298          99       136      140      298
Deutsche VIT Equity 500 Index Fund                      93       118      N/A       N/A          93       118      N/A      N/A
Federated Fund for U.S. Government Securities II        98       134      136       290          98       134      136      290
Federated High Income Bond Fund II                      97       131      132       282          97       131      132      282
VIP Contrafund(R) Portfolio                             97       131      132       282          97       131      132      282
VIP Growth Opportunities Portfolio                      97       132      134       285          97       132      134      285
VIP Growth Portfolio                                    97       131      132       282          97       131      132      282
Mutual Shares Securities Fund -- Class 2               100       140      147       310         100       140      147      310
Templeton Growth Securities Fund -- Class 2            101       142      150       317         101       142      150      317
Templeton International Securities Fund -- Class 2     101       142      150       317         101       142      150      317
Technology Portfolio                                   103       148      160       337         103       148      160      337
Wanger Foreign Forty                                   106       159      177       369         106       159      177      369
Wanger International Small Cap                         104       151      164       344         104       151      164      344
Wanger Twenty                                          105       155      171       357         105       155      171      357
Wanger U.S. Small Cap                                  100       139      144       306         100       139      144      306



                                                     If you do not surrender or annuitize
                                                     your contract, after each of these
                                                     time periods you will have paid:
                                                     -------------------------------------
                      Series                          1 Year   3 Years  5 Years  10 Years
                      ------                          ------   -------  -------  --------

Alger American Leveraged AllCap Portfolio              $ 27     $ 82      $139     $296
Deutsche VIT EAFE(R) Equity Index Fund                   27       82       140      298
Deutsche VIT Equity 500 Index Fund                       21       64       N/A      N/A
Federated Fund for U.S. Government Securities II         26       80       136      290
Federated High Income Bond Fund II                       25       77       132      282
VIP Contrafund(R) Portfolio                              25       77       132      282
VIP Growth Opportunities Portfolio                       25       78       134      285
VIP Growth Portfolio                                     25       77       132      282
Mutual Shares Securities Fund -- Class 2                 28       86       147      310
Templeton Growth Securities Fund -- Class 2              29       88       150      317
Templeton International Securities Fund -- Class 2       29       88       150      317
Technology Portfolio                                     31       94       160      337
Wanger Foreign Forty                                     34      105       177      369
Wanger International Small Cap                           32       97       164      344
Wanger Twenty                                            33      101       171      357
Wanger U.S. Small Cap                                    28       85       144      306



EXAMPLES FOR DEATH BENEFIT OPTION 2 CONTRACTS:

                                                     If you surrender your contract at the    If you annuitize your contract at
                                                     end of one of these time periods, you    the end of one of these time
                                                     would pay:                               periods, you would pay:
                                                     ---------------------------------------  --------------------------------------
                      Series                          1 Year   3 Years   5 Years  10 Years     1 Year   3 Years   5 Years 10 Years
                      ------                          ------   -------   -------  --------     ------   -------   ------- --------

Phoenix-Aberdeen International                          $101      $144     $153      $322        $101      $144     $153     $322
Phoenix-Aberdeen New Asia                                115       184      218       444         115       184      218      444
Phoenix-AIM Mid-Cap Equity                               107       160      N/A       N/A         107       160      N/A      N/A
Phoenix-Alliance/Bernstein Growth + Value                103       148      N/A       N/A         103       148      N/A      N/A
Phoenix-Deutsche Dow 30                                  107       161      180       375         107       161      180      375
Phoenix-Deutsche Nasdaq-100 Index(R)                     111       172      N/A       N/A         111       172      N/A      N/A
Phoenix-Duff & Phelps Real Estate Securities             104       152      167       350         104       152      167      350
Phoenix-Engemann Capital Growth                           98       133      136       289          98       133      136      289
Phoenix-Engemann Nifty Fifty                             103       149      161       338         103       149      161      338
Phoenix-Engemann Small & Mid-Cap Growth                  113       178      N/A       N/A         113       178      N/A      N/A
Phoenix-Goodwin Money Market                              97       131      131       279          97       131      131      279
Phoenix-Goodwin Multi-Sector Fixed Income                 98       134      136       290          98       134      136      290
Phoenix-Hollister Value Equity                           104       153      168       351         104       153      168      351
Phoenix-J.P. Morgan Research Enhanced Index               98       134      136       290          98       134      136      290
Phoenix-Janus Core Equity                                116       188      224       455         116       188      224      455
Phoenix-Janus Flexible Income                            116       186      221       449         116       186      221      449
Phoenix-Janus Growth                                     103       150      163       342         103       150      163      342
Phoenix-MFS Investors Growth Stock                       105       153      N/A       N/A         105       153      N/A      N/A
Phoenix-MFS Investors Trust                              106       159      N/A       N/A         106       159      N/A      N/A
Phoenix-MFS Value                                        103       149      N/A       N/A         103       149      N/A      N/A
Phoenix-Morgan Stanley Focus Equity                      126       214      266       528         126       214      266      528
Phoenix-Oakhurst Balanced                                 98       134      137       291          98       134      137      291
Phoenix-Oakhurst Growth and Income                       100       141      149       314         100       141      149      314
Phoenix-Oakhurst Strategic Allocation                     98       134      137       291          98       134      137      291
Phoenix-Sanford Bernstein Global Value                   123       206      N/A       N/A         123       206      N/A      N/A
Phoenix-Sanford Bernstein Mid-Cap Value                  115       183      217       443         115       183      217      443



                                                      If you do not surrender or annuitize
                                                      your contract, after each of these
                                                      time periods you will have paid:
                                                      --------------------------------------
                      Series                           1 Year   3 Years  5 Years  10 Years
                      ------                           ------   -------  -------  --------

Phoenix-Aberdeen International                            $29     $ 90      $153     $322
Phoenix-Aberdeen New Asia                                  43      130       218      444
Phoenix-AIM Mid-Cap Equity                                 35      106       N/A      N/A
Phoenix-Alliance/Bernstein Growth + Value                  31       94       N/A      N/A
Phoenix-Deutsche Dow 30                                    35      107       180      375
Phoenix-Deutsche Nasdaq-100 Index(R)                       39      118       N/A      N/A
Phoenix-Duff & Phelps Real Estate Securities               32       98       167      350
Phoenix-Engemann Capital Growth                            26       79       136      289
Phoenix-Engemann Nifty Fifty                               31       95       161      338
Phoenix-Engemann Small & Mid-Cap Growth                    41      124       N/A      N/A
Phoenix-Goodwin Money Market                               25       77       131      279
Phoenix-Goodwin Multi-Sector Fixed Income                  26       80       136      290
Phoenix-Hollister Value Equity                             32       99       168      351
Phoenix-J.P. Morgan Research Enhanced Index                26       80       136      290
Phoenix-Janus Core Equity                                  44      134       224      455
Phoenix-Janus Flexible Income                              44      132       221      449
Phoenix-Janus Growth                                       31       96       163      342
Phoenix-MFS Investors Growth Stock                         33       99       N/A      N/A
Phoenix-MFS Investors Trust                                34      105       N/A      N/A
Phoenix-MFS Value                                          31       95       N/A      N/A
Phoenix-Morgan Stanley Focus Equity                        54      160       266      528
Phoenix-Oakhurst Balanced                                  26       80       137      291
Phoenix-Oakhurst Growth and Income                         28       87       149      314
Phoenix-Oakhurst Strategic Allocation                      26       80       137      291
Phoenix-Sanford Bernstein Global Value                     51      152       N/A      N/A
Phoenix-Sanford Bernstein Mid-Cap Value                    43      129       217      443

                                                     If you surrender your contract at the    If you annuitize your contract at
                                                     end of one of these time periods, you    the end of one of these time
                                                     would pay:                               periods, you would pay:
                                                     ---------------------------------------  --------------------------------------
                      Series                          1 Year   3 Years   5 Years  10 Years     1 Year   3 Years   5 Years 10 Years
                      ------                          ------   -------   -------  --------     ------   -------   ------- --------

Phoenix-Sanford Bernstein Small-Cap Value               $120      $200      N/A       N/A        $120      $200      N/A      N/A
Phoenix-Seneca Mid-Cap Growth                            103       149      161       338         103       149      161      338
Phoenix-Seneca Strategic Theme                           100       141      148       312         100       141      148      312
AIM V.I. Capital Appreciation Fund                        99       138      143       303          99       138      143      303
AIM V.I. Value Fund                                       99       138      144       305          99       138      144      305
Alger American Leveraged AllCap Portfolio                100       140      147       310         100       140      147      310
Deutsche VIT EAFE(R) Equity Index Fund                   100       141      148       312         100       141      148      312
Deutsche VIT Equity 500 Index Fund                        94       122      N/A       N/A          94       122      N/A      N/A
Federated Fund for U.S. Government Securities II          99       138      144       305          99       138      144      305
Federated High Income Bond Fund II                        99       136      140       297          99       136      140      297
VIP Contrafund(R) Portfolio                               99       136      140       297          99       136      140      297
VIP Growth Opportunities Portfolio                        99       137      141       300          99       137      141      300
VIP Growth Portfolio                                      99       136      140       297          99       136      140      297
Mutual Shares Securities Fund -- Class 2                 102       145      154       325         102       145      154      325
Templeton Growth Securities Fund -- Class 2              102       147      157       331         102       147      157      331
Templeton International Securities Fund -- Class 2       102       147      157       331         102       147      157      331
Technology Portfolio                                     104       153      168       351         104       153      168      351
Wanger Foreign Forty                                     108       163      184       382         108       163      184      382
Wanger International Small Cap                           105       155      171       358         105       155      171      358
Wanger Twenty                                            107       159      178       371         107       159      178      371
Wanger U.S. Small Cap                                    101       143      152       320         101       143      152      320


                                                        If you do not surrender or annuitize
                                                        your contract, after each of these
                                                        time periods you will have paid:
                                                        --------------------------------------
                      Series                             1 Year   3 Years  5 Years  10 Years
                      ------                             ------   -------  -------  --------

Phoenix-Sanford Bernstein Small-Cap Value                   $48     $146       N/A      N/A
Phoenix-Seneca Mid-Cap Growth                                31       95       161      338
Phoenix-Seneca Strategic Theme                               28       87       148      312
AIM V.I. Capital Appreciation Fund                           27       84       143      303
AIM V.I. Value Fund                                          27       84       144      305
Alger American Leveraged AllCap Portfolio                    28       86       147      310
Deutsche VIT EAFE(R) Equity Index Fund                       28       87       148      312
Deutsche VIT Equity 500 Index Fund                           22       68       N/A      N/A
Federated Fund for U.S. Government Securities II             27       84       144      305
Federated High Income Bond Fund II                           27       82       140      297
VIP Contrafund(R) Portfolio                                  27       82       140      297
VIP Growth Opportunities Portfolio                           27       83       141      300
VIP Growth Portfolio                                         27       82       140      297
Mutual Shares Securities Fund -- Class 2                     30       91       154      325
Templeton Growth Securities Fund -- Class 2                  30       93       157      331
Templeton International Securities Fund -- Class 2           30       93       157      331
Technology Portfolio                                         32       99       168      351
Wanger Foreign Forty                                         36      109       184      382
Wanger International Small Cap                               33      101       171      358
Wanger Twenty                                                35      105       178      371
Wanger U.S. Small Cap                                        29       89       152      320


EXAMPLES FOR DEATH BENEFIT OPTION 3 CONTRACTS:

                                                     If you surrender your contract at the    If you annuitize your contract at
                                                     end of one of these time periods, you    the end of one of these time
                                                     would pay:                               periods, you would pay:
                                                     ---------------------------------------  --------------------------------------
                      Series                          1 Year   3 Years   5 Years  10 Years     1 Year   3 Years   5 Years 10 Years
                      ------                          ------   -------   -------  --------     ------   -------   ------- --------

Phoenix-Aberdeen International                          $103      $148     $160      $336        $103      $148     $160     $336
Phoenix-Aberdeen New Asia                                116       188      225       456         116       188      225      456
Phoenix-AIM Mid-Cap Equity                               108       164      N/A       N/A         108       164      N/A      N/A
Phoenix-Alliance/Bernstein Growth + Value                104       153      N/A       N/A         104       153      N/A      N/A
Phoenix-Deutsche Dow 30                                  108       165      188       388         108       176      188      421
Phoenix-Deutsche Nasdaq-100 Index(R)                     112       176      N/A       N/A         112       176      N/A      N/A
Phoenix-Duff & Phelps Real Estate Securities             106       157      174       364         106       138      174      364
Phoenix-Engemann Capital Growth                           99       138      143       304          99       138      143      304
Phoenix-Engemann Nifty Fifty                             104       153      168       352         104       153      168      352
Phoenix-Engemann Small & Mid-Cap Growth                  115       183      N/A       N/A         115       183      N/A      N/A
Phoenix-Goodwin Money Market                              98       135      138       294          98       135      138      294
Phoenix-Goodwin Multi-Sector Fixed Income                 99       138      144       305          99       138      144      305
Phoenix-Hollister Value Equity                           106       157      175       364         106       157      175      364
Phoenix-J.P. Morgan Research Enhanced Index               99       138      144       305         118       192      231      467
Phoenix-Janus Core Equity                                118       192      231       467         117       190      228      461
Phoenix-Janus Flexible Income                            117       190      228       461         105       155      170      356
Phoenix-Janus Growth                                     105       155      170       356          99       138      144      305
Phoenix-MFS Investors Growth Stock                       106       158      N/A       N/A         106       158      N/A      N/A
Phoenix-MFS Investors Trust                              108       163      N/A       N/A         108       163      N/A      N/A
Phoenix-MFS Value                                        105       153      N/A       N/A         105       153      N/A      N/A
Phoenix-Morgan Stanley Focus Equity                      127       218      273       538         127       218      273      538



                                                      If you do not surrender or annuitize
                                                      your contract, after each of these
                                                      time periods you will have paid:
                                                      --------------------------------------
                      Series                           1 Year   3 Years  5 Years  10 Years
                      ------                           ------   -------  -------  --------

Phoenix-Aberdeen International                          $ 31     $ 94      $160     $336
Phoenix-Aberdeen New Asia                                 44      134       225      456
Phoenix-AIM Mid-Cap Equity                                36      110       N/A      N/A
Phoenix-Alliance/Bernstein Growth + Value                 32       99       N/A      N/A
Phoenix-Deutsche Dow 30                                   36      111       188      421
Phoenix-Deutsche Nasdaq-100 Index(R)                      40      122       N/A      N/A
Phoenix-Duff & Phelps Real Estate Securities              34      103       174      364
Phoenix-Engemann Capital Growth                           27       84       143      304
Phoenix-Engemann Nifty Fifty                              32       99       168      352
Phoenix-Engemann Small & Mid-Cap Growth                   43      129       N/A      N/A
Phoenix-Goodwin Money Market                              26       81       138      294
Phoenix-Goodwin Multi-Sector Fixed Income                 27       84       144      305
Phoenix-Hollister Value Equity                            34      103       175      364
Phoenix-J.P. Morgan Research Enhanced Index               27       84       144      305
Phoenix-Janus Core Equity                                 46      138       231      467
Phoenix-Janus Flexible Income                             45      136       228      461
Phoenix-Janus Growth                                      33      101       170      356
Phoenix-MFS Investors Growth Stock                        34      104       N/A      N/A
Phoenix-MFS Investors Trust                               36      109       N/A      N/A
Phoenix-MFS Value                                         33       99       N/A      N/A
Phoenix-Morgan Stanley Focus Equity                       55      164       273      538


                                                     If you surrender your contract at the    If you annuitize your contract at
                                                     end of one of these time periods, you    the end of one of these time
                                                     would pay:                               periods, you would pay:
                                                     ---------------------------------------  --------------------------------------
                      Series                          1 Year   3 Years   5 Years  10 Years     1 Year   3 Years   5 Years 10 Years
                      ------                          ------   -------   -------  --------     ------   -------   ------- --------

Phoenix-Oakhurst Balanced                               $100      $139     $144      $306        $100      $139     $144     $306
Phoenix-Oakhurst Growth and Income                       102       146      156       328         102       146      156      328
Phoenix-Oakhurst Strategic Allocation                    100       139      144       306         100       139      144      306
Phoenix-Sanford Bernstein Global Value                   124       210      N/A       N/A         124       210      N/A      N/A
Phoenix-Sanford Bernstein Mid-Cap Value                  116       188      224       455         116       224      224      455
Phoenix-Sanford Bernstein Small-Cap Value                122       204      N/A       N/A         122       204      N/A      N/A
Phoenix-Seneca Mid-Cap Growth                            104       153      168       352         104       153      168      352
Phoenix-Seneca Strategic Theme                           102       145      155       327         102       145      155      327
AIM V.I. Capital Appreciation Fund                       101       142      150       317         101       142      150      317
AIM V.I. Value Fund                                      101       143      151       319         101       143      151      319
Alger American Leveraged AllCap Portfolio                102       145      154       325         102       145      154      325
Deutsche VIT EAFE(R) Equity Index Fund                   102       145      155       327         102       145      155      327
Deutsche VIT Equity 500 Index Fund                        96       127      N/A       N/A          96       127      N/A      N/A
Federated Fund for U.S. Government Securities II         101       143      151       319         101       143      151      319
Federated High Income Bond Fund II                       100       140      147       311         100       140      147      311
VIP Contrafund(R) Portfolio                              100       140      147       311         100       140      147      311
VIP Growth Opportunities Portfolio                       100       141      149       314         100       141      149      314
VIP Growth Portfolio                                     100       140      147       311         100       140      147      311
Mutual Shares Securities Fund -- Class 2                 103       149      161       339         103       149      161      339
Templeton Growth Securities Fund -- Class 2              104       151      165       345         104       151      165      345
Templeton International Securities Fund -- Class 2       104       151      165       345         104       151      165      345
Technology Portfolio                                     106       157      175       364         106       157      175      364
Wanger Foreign Forty                                     109       167      191       395         109       167      191      395
Wanger International Small Cap                           107       159      179       372         107       159      179      372
Wanger Twenty                                            108       164      185       384         108       164      185      384
Wanger U.S. Small Cap                                    103       147      159       334         103       147      159      334



                                                         If you do not surrender or annuitize
                                                         your contract, after each of these
                                                         time periods you will have paid:
                                                         --------------------------------------
                      Series                              1 Year   3 Years  5 Years  10 Years
                      ------                              ------   -------  -------  --------

Phoenix-Oakhurst Balanced                                  $ 28      $85      $144     $306
Phoenix-Oakhurst Growth and Income                           30       92       156      328
Phoenix-Oakhurst Strategic Allocation                        28       85       144      306
Phoenix-Sanford Bernstein Global Value                       52      156       N/A      N/A
Phoenix-Sanford Bernstein Mid-Cap Value                      44      134       224      455
Phoenix-Sanford Bernstein Small-Cap Value                    50      150       N/A      N/A
Phoenix-Seneca Mid-Cap Growth                                32       99       168      352
Phoenix-Seneca Strategic Theme                               30       91       155      327
AIM V.I. Capital Appreciation Fund                           29       88       150      317
AIM V.I. Value Fund                                          29       89       151      319
Alger American Leveraged AllCap Portfolio                    30       91       154      325
Deutsche VIT EAFE(R) Equity Index Fund                       30       91       155      327
Deutsche VIT Equity 500 Index Fund                           24       73       N/A      N/A
Federated Fund for U.S. Government Securities II             29       89       151      319
Federated High Income Bond Fund II                           28       86       147      311
VIP Contrafund(R) Portfolio                                  28       86       147      311
VIP Growth Opportunities Portfolio                           28       87       149      314
VIP Growth Portfolio                                         28       86       161      311
Mutual Shares Securities Fund -- Class 2                     31       95       161      339
Templeton Growth Securities Fund -- Class 2                  32       97       165      345
Templeton International Securities Fund -- Class 2           32       97       165      345
Technology Portfolio                                         34      103       175      364
Wanger Foreign Forty                                         37      113       191      395
Wanger International Small Cap                               35      105       179      372
Wanger Twenty                                                36      110       185      384
Wanger U.S. Small Cap                                        31       93       159      334


CONTRACT SUMMARY
--------------------------------------------------------------------------------

    This summary describes the general provisions of the contract.

    Certain provisions of the contract described in this prospectus may differ in a particular state because of specific state requirements.

    If there is ever a difference between the provisions within this prospectus and the provisions of the contract, the contract provisions will prevail.


    Please refer to the "Glossary of Special Terms" in Appendix B.



OVERVIEW

    The contract offers a dynamic idea in retirement planning. It's designed to give you maximum flexibility in obtaining your investment goals. The contract is intended for those seeking income and long-term tax-deferred accumulation of assets to provide income for retirement or other purposes. Those considering the contract for other purposes should consult with their tax advisors. Participants in qualified plans should note that, generally, they would not benefit from the tax deferral provided by an annuity contract and should not consider the contract for its tax treatment, but for its investment and annuity benefits. For more information, see "Purchase of Contracts."

    The contract offers a combination of variable and fixed investment options. Investments in the variable options provide results that vary and depend upon the performance of the underlying funds, while investments in the GIA provide guaranteed interest earnings subject to certain conditions. For more information, see "Investments of the Account" and "GIA."


    You also select a death benefit option that is suitable to your financial objectives. The death benefit options differ in how the death benefit is calculated and in the amount of the mortality and expense risk fee. Certain age restrictions may apply to each death benefit option. For more information, see "The Accumulation Period--Payment Upon Death Before the Maturity Date" and "Taxation of Annuities in General--Nonqualified Plans" and "Taxation of Annuities in General--Qualified Plans."

INVESTMENT FEATURES

FLEXIBLE PREMIUM PAYMENTS
[diamond] Other than the minimum initial payment, there are no required premium payments.

[diamond] You may make premium payments anytime until the maturity date.

[diamond] You can vary the amount and frequency of your premium payments.

MINIMUM PREMIUM PAYMENT
o Generally, the minimum initial premium payment is $2,000 for a qualified plan and $10,000 for nonqualified plans. For more information, see "Purchase of Contracts."


ALLOCATION OF PREMIUMS AND CONTRACT VALUE

[diamond] Premium payments are invested in one or more of the subaccounts and the GIA.

[diamond] Transfers between the subaccounts and from the subaccounts into the GIA can be made anytime. Transfers from the GIA are subject to rules discussed in the section, "GIA" and in "The Accumulation Period-- Transfers."

[diamond] The contract value allocated to the subaccounts varies with the investment performance of the funds and is not guaranteed.


[diamond] The contract value allocated to the GIA will depend on deductions taken from the GIA and interest accumulation at rates set by us (minimum--3%).

WITHDRAWALS
[diamond] You may partially or fully surrender the contract anytime for its contract value less any applicable surrender charge, market value adjustment and premium tax.


[diamond] Each year you may withdraw part of your contract value free of any surrender charges. In the first contract year, you may withdraw up to 10% of the contract value at the time of the first withdrawal without surrender charges. In subsequent years, the free withdrawal amount is 10% of the contract value as of the end of the previous contract year. For more information, see "Deductions and Charges--Surrender Charges.

[diamond] Withdrawals may be subject to a 10% penalty tax.
          For more information, see "Federal Income Taxes--Penalty Tax on Certain Surrenders and Withdrawals."


DEDUCTIONS AND CHARGES

FROM THE CONTRACT VALUE
[diamond] No deductions are made from premium payments.

[diamond] A deduction for surrender charges may occur when you surrender your contract or request a withdrawal if the assets have not been held under the contract for a specified period of time.


[diamond] If we impose a surrender charge, it is deducted from amounts withdrawn.


[diamond] No surrender charges are taken upon the death of the owner before the maturity date.

[diamond] A declining surrender charge is assessed on withdrawals in excess of the free withdrawal amount, based on the date the premium payments are deposited:

--------------------------------------------------------------
Percent                                   8%   7%    6%   0%
--------------------------------------------------------------
Complete Premium Payment Years            0     1    2    3+
--------------------------------------------------------------

[diamond] Administrative Charge--maximum of $35 each year.

FROM THE ACCOUNT
[diamond] Mortality and expense risk fee--varies based on the death benefit option selected. For more information, see "Charges for Mortality and Expense Risks."

[diamond] The daily administrative fee--0.125% annually. For more information, see "Charges for Administrative Services."

OTHER CHARGES OR DEDUCTIONS
[diamond] Premium Taxes--taken from the contract value upon annuitization.

o Phoenix will reimburse itself for such taxes upon the remittance to the applicable state. For more information, see "Premium Tax."

    For more information, see "Deductions and Charges."

    In addition, certain charges are deducted from the assets of the funds for investment management services. For more information, see the fund prospectuses.


DEATH BENEFIT
    The death benefit is calculated differently for each death benefit option and the amount varies based on the option selected.


DEATH BENEFIT OPTIONS
    The contract offers three death benefit options. At purchase, you select a death benefit option that best meets your financial needs. Each death benefit option varies in the method of death benefit calculation, the amount of the mortality and expense risk fee. Age restrictions apply to certain death benefit options.

    For more information, see "The Accumulation Period--Payment Upon Death Before Maturity Date."

ADDITIONAL INFORMATION

FREE LOOK PERIOD
    You have the right to review and return the contract. If for any reason you are not satisfied, you may return it within 10 days (or later, if applicable state law requires) after you receive it and cancel the contract. You will receive in cash the contract value. However, if applicable state law requires, we will return the original premium payments paid less any withdrawals.

    For more information, see "Free Look Period."

TERMINATION
    If on any valuation date the total contract value equals zero, the contract will immediately terminate without value.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


    Financial highlights give the historical value for a single unit of each of the available subaccounts and the number of units outstanding at the end of each of the past ten years, or since the subaccount began operations, if less. The subaccounts of this contract commenced operations as of the date of this prospectus; therefore, financial highlight information is not yet available. More information is contained in the SAI and in the annual report. You may obtain a copy of the SAI by calling the Annuity Operations Division ("AOD") at 800/541-0171.

PERFORMANCE HISTORY
--------------------------------------------------------------------------------

    We may include the performance history of the subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. Historical returns are usually calculated for one year, five years and ten years. If the subaccount has not been in existence for at least one year, returns are calculated from inception of the subaccount. Total return is measured by comparing the value of a hypothetical $1,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value. The return is computed net of investment management fees, daily administrative fees, annual contract fees, mortality and expense risk fees, and a deferred surrender charge of 7% deducted from redemptions after 1 year. See the SAI for more information.

THE VARIABLE ACCUMULATION ANNUITY
--------------------------------------------------------------------------------

    The individual deferred variable accumulation annuity contract (the "contract") issued by Phoenix is significantly different from a fixed annuity contract in that, unless the GIA is selected, it is the owner under a contract who bears the risk of investment gain or loss rather than Phoenix. To the extent that premium payments are not allocated to the GIA, the amounts that will be available for annuity payments under a contract will depend on the investment performance of the amounts allocated to the subaccounts. Upon the maturity of a contract, the amounts held under a contract will continue to be invested in the Account or the GIA and monthly annuity payments will vary in accordance with the investment experience of the investment options selected. However, a fixed annuity may be elected, in which case Phoenix will guarantee specified monthly annuity payments.

    You select the investment objective of your contract on a continuing basis by directing the allocation of premium payments and the reallocation of the contract value among the subaccounts and the GIA.


PHOENIX AND THE ACCOUNT
--------------------------------------------------------------------------------

    On June 25, 2001, Phoenix Home Life Mutual Insurance Company (a New York mutual life insurance company, originally chartered in Connecticut in 1851 and redomiciled to New York in 1992) converted to a stock life insurance company by "demutualizing" pursuant to a plan of reorganization approved by the New York

Superintendent of Insurance and changed its name to Phoenix Life Insurance Company ("Phoenix"). As part of the demutualization, Phoenix became a wholly owned subsidiary of The Phoenix Companies, Inc., a newly formed, publicly traded Delaware corporation.

    Our executive office is located at One American Row, Hartford, Connecticut, 06102-5056 and our main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. Our New York principal office is at 10 Krey Boulevard, East Greenbush, New York 12144. We sell life insurance policies and annuity contract through producers of affiliated distribution companies and through brokers.

    On June 21, 1982, we established the Account, a separate account created under the insurance laws of Connecticut. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Account or of Phoenix.

    On July 1, 1992, the Account's domicile was transferred to New York. Under New York law and the contracts, all income, gains or losses of the Account must be credited to or charged against the amounts placed in the Account without regard to the other income, gains or losses of Phoenix. The assets of the Account may not be used to pay liabilities arising out of any other business that Phoenix may conduct. Obligations under the contracts are obligations of "Phoenix".

    Contributions to the GIA are not invested in the Account; rather, they become part of the general account of Phoenix (the "General Account"). The General Account supports all insurance and annuity obligations of Phoenix and is made up of all of its general assets other than those allocated to any separate account such as the Account. For more information, see "GIA."


INVESTMENTS OF THE ACCOUNT
--------------------------------------------------------------------------------

PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
    The following subaccounts invest in corresponding series of The Phoenix Edge Series Fund:

    PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek high total return consistent with reasonable risk.

    PHOENIX-ABERDEEN NEW ASIA SERIES: The series seeks long-term capital appreciation.

    PHOENIX-AIM MID-CAP EQUITY SERIES: The investment objective of the series is to seek long-term growth of capital.

    PHOENIX-ALLIANCE/BERNSTEIN GROWTH + VALUE SERIES: The investment objective of the series is to seek long-term capital growth.

    PHOENIX-DEUTSCHE DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average(SM) before fund expenses.

    PHOENIX-DEUTSCHE NASDAQ-100 INDEX(R) SERIES: This non-diversified series seeks to track the total return of the Nasdaq-100 Index(R) before fund expenses.

    PHOENIX-DUFF & Phelps Real Estate Securities Series: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis.

    PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration.

    PHOENIX-ENGEMANN NIFTY FIFTY SERIES: The investment objective of the series is to seek long-term capital appreciation.

    PHOENIX-ENGEMANN SMALL & MID-CAP GROWTH SERIES: The investment objective of this series is to seek long-term capital growth.

    PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to seek as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.

    PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The series seeks long-term total return by investing in a diversified portfolio mixture of high yield
(high risk) and high quality fixed income securities.

    PHOENIX-HOLLISTER VALUE EQUITY SERIES: The primary investment objective of the series is long-term capital appreciation and a secondary investment objective of current income.

    PHOENIX-J.P. MORGAN RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500.

    PHOENIX-JANUS CORE EQUITY SERIES: The investment objective of the series is to seek long-term growth of capital.

    PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek maximum total return, consistent with preservation of capital.

    PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital in a manner consistent with the preservation of capital.

    PHOENIX-MFS INVESTORS GROWTH STOCK SERIES: The series seeks long-term growth of capital and future income rather than current income.

    PHOENIX-MFS INVESTORS TRUST SERIES: The series seeks long-term growth of capital and secondarily to provide reasonable current income.

    PHOENIX-MFS VALUE SERIES: The series seeks capital appreciation and reasonable income.

    PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation by investing primarily in equity securities.

    PHOENIX-OAKHURST BALANCED SERIES: The investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital.

    PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation.

    PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: The investment objective of the series is to seek high total return over an extended period of time consistent with prudent investment risk.

    PHOENIX-SANFORD BERNSTEIN GLOBAL VALUE SERIES: The investment objective of the series is to seek long-term capital growth through investing in foreign and domestic equity securities.

    PHOENIX-SANFORD BERNSTEIN MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective.

    PHOENIX-SANFORD BERNSTEIN SMALL-CAP VALUE SERIES: The investment objective of the series is to seek long-term capital appreciation by investing primarily in small-capitalization stocks that appear to be undervalued. Current income is a secondary investment objective.

    PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation. Distribution of investment income, such as dividends and interest, is incidental in the selection of investments.

    PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term capital appreciation benefiting from long-term trends present in the United States and abroad through investing in securities of companies.

AIM VARIABLE INSURANCE FUNDS
    The following subaccounts invest in a corresponding fund of the AIM Variable Insurance Funds:

    AIM V.I. CAPITAL APPRECIATION FUND: The investment objective of the fund is growth of capital by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

    AIM V.I. VALUE FUND: The investment objective is to achieve long-term growth of capital with income as a secondary objective by investing primarily in equity securities judged by the investment advisor to be undervalued relative to the advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the issuing companies or relative to the equity market generally.

THE ALGER AMERICAN FUND
    The following subaccount invests in the corresponding portfolio of The Alger American Fund:

    ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The investment objective of the portfolio is long-term capital appreciation.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
    The following subaccount invests in a corresponding fund of Deutsche Asset Management VIT Funds:

    DEUTSCHE VIT EAFE(R) EQUITY INDEX FUND: The fund seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East.

    DEUTSCHE VIT EQUITY 500 INDEX FUND: The fund seeks to replicate, as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index.

FEDERATED INSURANCE SERIES
    The following subaccounts invest in a corresponding fund of the Federated Insurance Series:

    FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the fund is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

    FEDERATED HIGH INCOME BOND FUND II: The investment objective of the fund is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
    The following subaccounts invest in corresponding portfolios of the Fidelity(R) Variable Insurance Products:

    VIP CONTRAFUND(R) PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation.

    VIP GROWTH OPPORTUNITIES PORTFOLIO: The investment objective of the portfolio is to seek to provide capital growth.

    VIP GROWTH PORTFOLIO: The investment objective of the portfolio is to seek to achieve long-term capital appreciation.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
    The following subaccounts invest in Class 2 shares of the corresponding funds of the Franklin Templeton Variable Insurance Products Trust:

    MUTUAL SHARES SECURITIES FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective.

    TEMPLETON INTERNATIONAL SECURITIES FUND: The investment objective of the fund is long-term capital growth.

    TEMPLETON GROWTH SECURITIES FUND: The investment objective of the fund is long-term capital growth.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
    The following subaccount invests in a corresponding portfolio of The Universal Institutional Funds, Inc:

    TECHNOLOGY PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.

WANGER ADVISORS TRUST
    The following subaccounts invest in corresponding series of the Wanger Advisors Trust:

    WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth.

    WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth.

    WANGER TWENTY: The investment objective of the series is to seek long-term capital growth.

    WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth.

    Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

    For additional information concerning the funds, please see the appropriate fund prospectuses, which should be read carefully before investing. Copies of the fund prospectuses may be obtained by writing or calling AOD at the address or telephone number provided on the front page of this prospectus.

    In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of Phoenix or its affiliates or to the separate accounts of other insurance companies.

    It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither we nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the fund(s) or (4) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. We will, at our own expense, remedy such material conflicts, including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.

INVESTMENT ADVISORS
    The following are the investment advisors and subadvisors for the variable investment options:

------------------------------------------------------------------
PHOENIX INVESTMENT COUNSEL, INC. ("PIC")
------------------------------------------------------------------
Phoenix-Aberdeen International
Phoenix-Engemann Capital Growth
Phoenix-Engemann Nifty Fifty
Phoenix-Engemann Small & Mid-Cap Growth
Phoenix-Goodwin Money Market
Phoenix-Goodwin Multi-Sector Fixed Income
Phoenix-Hollister Value Equity
Phoenix-Oakhurst Balanced
Phoenix-Oakhurst Growth and Income
Phoenix-Oakhurst Strategic Allocation
Phoenix-Seneca Mid-Cap Growth
Phoenix-Seneca Strategic Theme
------------------------------------------------------------------

------------------------------------------------------------------
PIC SUBADVISORS
------------------------------------------------------------------
Aberdeen Fund Managers, Inc. ("Aberdeen")
o    Phoenix-Aberdeen International
Roger Engemann & Associates, Inc. ("Engemann")
o    Phoenix-Engemann Capital Growth
o    Phoenix-Engemann Nifty Fifty
o    Phoenix-Engemann Small & Mid-Cap Growth
Seneca Capital Management, LLC  ("Seneca")
o    Phoenix-Seneca Mid-Cap Growth
o    Phoenix-Seneca Strategic Theme
------------------------------------------------------------------

------------------------------------------------------------------
PHOENIX VARIABLE ADVISORS, INC. ("PVA")
------------------------------------------------------------------
Phoenix-AIM Mid-Cap Equity
Phoenix-Alliance/Bernstein Growth + Value
Phoenix-Deutsche Dow 30
Phoenix-Deutsche Nasdaq-100 Index(R)
Phoenix-J.P. Morgan Research Enhanced Index
Phoenix-Janus Core Equity
Phoenix-Janus Flexible Income
Phoenix-Janus Growth
Phoenix-MFS Investors Growth Stock
Phoenix-MFS Investors Trust
------------------------------------------------------------------

------------------------------------------------------------------
PHOENIX VARIABLE ADVISORS, INC. ("PVA")
------------------------------------------------------------------
Phoenix-MFS Value
Phoenix-Morgan Stanley Focus Equity
Phoenix-Sanford Bernstein Global Value
Phoenix-Sanford Bernstein Mid-Cap Value
Phoenix-Sanford Bernstein Small-Cap Value
------------------------------------------------------------------

------------------------------------------------------------------
PVA SUBADVISORS
------------------------------------------------------------------

AIM Capital Management, Inc.
o    Phoenix-AIM Mid-Cap Equity
Alliance Capital Management, L.P. ("Alliance")
o    Phoenix-Alliance/Bernstein Growth + Value
o    Phoenix-Sanford Bernstein Global Value
o    Phoenix-Sanford Bernstein Mid-Cap Value
o    Phoenix-Sanford Bernstein Small-Cap Value
Deutsche Asset Management ("Deutsche")
o    Phoenix-Deutsche Dow 30
o    Phoenix-Deutsche Nasdaq-100 Index(R)
J.P. Morgan Investment Management, Inc. ("J.P. Morgan")
o    Phoenix-J.P. Morgan Research Enhanced Index
Janus Capital Corporation ("Janus")
o    Phoenix-Janus Core Equity
o    Phoenix-Janus Flexible Income
o    Phoenix-Janus Growth
MFS Investment Management ("MFS")
o    Phoenix-MFS Investors Growth Stock o
Phoenix-MFS Investors Trust o Phoenix-MFS Value
Morgan Stanley Asset Management ("Morgan Stanley")
o    Phoenix-Morgan Stanley Focus Equity
------------------------------------------------------------------

------------------------------------------------------------------
DUFF & Phelps Investment Management Co. ("DPIM")
------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities
------------------------------------------------------------------

------------------------------------------------------------------
PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC  ("PAIA")
------------------------------------------------------------------
Phoenix-Aberdeen New Asia
------------------------------------------------------------------

------------------------------------------------------------------
PAIA SUBADVISORS
------------------------------------------------------------------
PIC
Aberdeen
o    Phoenix-Aberdeen New Asia
------------------------------------------------------------------

    Based on subadvisory agreements with the fund, PIC, PVA and PAIA as investment advisors delegate certain investment decisions and research functions to subadvisors.

    PIC, DPIM and Engemann are indirect, wholly-owned subsidiaries of Phoenix Investment Partners, Ltd. ("PXP"). Seneca is a partially-owned subsidiary of PXP. PXP is an indirect, wholly-owned subsidiary of The Phoenix Companies, Inc., and is an affiliate of Phoenix and PHL Variable. PAIA is jointly owned and managed by PM Holdings, Inc., a wholly-owned subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc.

    PVA is a wholly-owned subsidiary of PM Holdings, Inc.

------------------------------------------------------------------
OTHER ADVISORS
------------------------------------------------------------------
AIM Advisors, Inc.
o    AIM V.I. Capital Appreciation Fund
o    AIM V.I. Value Fund
Fred Alger Management, Inc.
o    Alger American Leveraged AllCap Portfolio
Deutsche Asset Management
o    Deutsche VIT EAFE(R) Equity Index Fund
o    Deutsche VIT Equity 500 Index Fund
Federated Investment Management Company
o    Federated Fund for U.S. Government Securities II
o    Federated High Income Bond Fund II
Fidelity Management and Research Company
o    VIP Contrafund(R) Portfolio
o    VIP Growth Opportunities Portfolio
o    VIP Growth Portfolio
Franklin Mutual Advisers, LLC
o    Mutual Shares Securities Fund
Morgan Stanley Asset Management
o    Technology Portfolio
Templeton Global Advisors Limited
o    Templeton Growth Securities Fund
Templeton Investment Counsel, Inc.
o    Templeton International Securities Fund
Wanger Asset Management, L.P.
o    Wanger Foreign Forty
o    Wanger International Small Cap
o    Wanger Twenty
o    Wanger U.S. Small Cap
------------------------------------------------------------------

SERVICES OF THE ADVISORS
    The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the fund prospectuses.

GIA
--------------------------------------------------------------------------------

    In addition to the Account, you may allocate premiums or transfer values to the GIA. Amounts you allocate or transfer to the GIA become part of our general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a minimum rate of return on the allocated amount, as provided under the terms of your product. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit any excess interest as determined by us based on expected investment yield information.

    We reserve the right to limit total deposits to the GIA, including transfers, to no more than $250,000 during any one-week period per policy.

    You may make transfers into the GIA at any time. In general, you may make only one transfer per year from the

GIA. The amount that can be transferred out is limited to the greater of $1,000 or 25% of the policy value in the GIA as of the date of the transfer. Also, the total value allocated to the GIA may be transferred out to one or more of the subaccounts over a consecutive 4-year period according to the following schedule:

[diamond] Year One:       25% of the total value
[diamond] Year Two:       33% of remaining value
[diamond] Year Three:     50% of remaining value
[diamond] Year Four:      100% of remaining value

    Transfers from the GIA may also be subject to other rules as described throughout this prospectus.

    Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the SEC has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.


PURCHASE OF CONTRACTS
--------------------------------------------------------------------------------

    Generally, we require minimum initial premium payments of:

[diamond] Nonqualified plans--$10,000

[diamond] Bank draft program--$50

    o You may authorize your bank to draw $50 or more from your personal checking account monthly to purchase units in any available subaccount or for deposit in the GIA. The amount you designate will be automatically invested on the date the bank draws on your account. If Check-o-matic is elected, the minimum initial premium payment is $50. Each subsequent premium payment under a contract must be at least $50.


[diamond] Qualified plans--$2,000

    We require minimum subsequent premium payments of $500.

    Generally, a contract may not be purchased for a proposed owner who is 86 years of age or older. Total premium payments in excess of $1,000,000 cannot be made without our permission. While the owner is living and the contract is in force, premium payments may be made anytime before the maturity date of a contract.


    Premium payments received under the contract will be allocated in any combination to any subaccount or the GIA in the proportion you elect or as otherwise changed by you from time to time. Changes in the allocation of premium payments will be effective as of receipt by VPMO of notice of election in a form satisfactory to us (either in writing or by telephone) and will apply to any premium payments accompanying such notice or made subsequent to the receipt of the notice, unless otherwise requested by you.


    In certain circumstances we may reduce the minimum initial or subsequent premium payment amount we accept for a contract. Factors in determining qualifications for any such reduction include:

(1) the make-up and size of the prospective group;
(2) the method and frequency of premium payments; and
(3) the amount of compensation to be paid to registered representatives on each premium payment.

    Any reduction will not unfairly discriminate against any person. We will make any such reduction according to our own rules in effect at the time the premium payment is received. We reserve the right to change these rules from time to time.

DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------


DEDUCTIONS FROM THE SEPARATE ACCOUNT


PREMIUM TAX
    Whether or not a premium tax is imposed will depend upon, among other things, the owner's state of residence, the annuitant's state of residence, our status within those states and the insurance tax laws of those states. Premium taxes on contracts currently range from 0% to 3.5%. We will pay any premium tax due and will only reimburse ourselves upon the remittance to the applicable state. For a list of states and premium taxes, see "Appendix A."

SURRENDER CHARGES

    A surrender charge may apply to partial withdrawals or a full surrender of the contract. The amount of a surrender charge depends on the period of time your premium payments are held under the contract. The surrender charge schedule is shown in the chart below. Surrender charges are waived on the free withdrawal amount, death benefits and annuitization after one year. Also, no surrender charge will be taken after the annuity period has begun except with respect to unscheduled withdrawals under Annuity Payment Options K or L. For more information, see "Annuity Payment Options. Any surrender charge imposed is deducted from amounts withdrawn. The surrender charge is calculated on a first-in, first-out basis. In other words, we calculate your surrender charge by assuming your withdrawal is applied to premium payments in the order your premium payments were received.

    The surrender charge is deducted from amounts withdrawn in excess of the free withdrawal amount available at the time of the withdrawal up to the total of all premium payments paid less any prior withdrawals for which a surrender charge was paid. The free withdrawal amount is equal to 10% of the contract value. In the first contract year, you may withdraw up to 10% of the contract value at the time of the first withdrawal without surrender charges. In subsequent years, the free withdrawal amount is 10% of the contract value as of the end of the previous contract year. Unused free withdrawal percentage amounts do not accumulate.


    The surrender charges, expressed as a percentage of the amount withdrawn in excess of the 10% allowable amount, are as follows:

----------------------------------------------------------------
Percent                               8%    7%     6%     0%
----------------------------------------------------------------
Complete Premium                      0     1      2      3+
Payment Years
----------------------------------------------------------------


    Surrender charges imposed in connection with partial withdrawals will be deducted from the subaccounts and GIA on a pro rata basis. Any distribution costs not paid for by surrender charges will be paid by Phoenix from the assets of the General Account.


DAILY ADMINISTRATIVE FEE
    We make a daily deduction from the contract value to cover the costs of administration. This fee is based on an annual rate of 0.125% and is taken against the net assets of the subaccounts. It compensates the company for administrative expenses that exceed revenues from the annual administrative charge described below. (This fee is not deducted from the GIA.)

ANNUAL ADMINISTRATIVE CHARGE
    We deduct an annual administrative charge from the contract value. This charge is used to reimburse us for some of the administrative expenses we incur in establishing and maintaining the contracts.

    The maximum annual administrative charge under a contract is $35. This charge is deducted annually on the contract anniversary date. It is deducted on a pro rata basis from the subaccounts and GIA in which you have an interest. If you fully surrender your contract, the full administrative fee if applicable, will be deducted at the time of surrender. The administrative charge will not be deducted (either annually or upon withdrawal) if your contract value is $50,000 or more on the day the administrative charge is due. This charge may be decreased but will never increase. If you elect Annuity Payment Options I, J, K, M or N, the annual administrative charge after the maturity date will be deducted from each annuity payment in equal amounts.

MORTALITY AND EXPENSE RISK FEE
    We make a daily deduction from each subaccount for the mortality and expense risk fee. The charge is assessed against the daily net assets of the subaccounts and varies based on the death benefit option you selected. The charge under each death benefit option is equal to the following percentages on an annual basis:

  -----------------------------------------------------------
     DEATH BENEFIT      DEATH BENEFIT       DEATH BENEFIT
   OPTION 1 - RETURN  OPTION 2 - ANNUAL   OPTION 3 - RELIEF
      OF PREMIUM           STEP-UP             AMOUNT
  -----------------------------------------------------------

        1.525%              1.675%             1.825%

 -----------------------------------------------------------

    Although you bear the investment risk of the series in which you invest, once you begin receiving annuity payments that carry life contingencies the annuity payments are guaranteed by us to continue for as long as the annuitant lives. We assume the risk that annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract.

    In assuming the mortality risk, we promise to make these lifetime annuity payments to the owner or other payee for as long as the annuitant lives.


    No mortality and expense risk fee is deducted from the GIA. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us. Any such profit may be used, as part of our General Account assets, to meet sales expenses, if any, which are in excess of sales commission revenue generated from any surrender charges.


    We have concluded that there is a reasonable likelihood that the distribution financing arrangement being used in connection with the contract will benefit the Account and the contract owners.

REDUCED CHARGES, CREDITS AND BONUS GUARANTEED INTEREST RATES
    We may reduce or eliminate the mortality and expense risk fee and the surrender or annual administrative charge, credit additional amounts, or grant bonus Guaranteed Interest Rates when sales of the contracts are made to certain individuals or groups of individuals that result in savings of sales expenses. We will consider the following characteristics:

(1) the size and type of the group of individuals to whom the contract is offered;

(2) the amount of anticipated premium payments;

(3) whether there is a preexisting relationship with the Company such as being an employee of the Company or its affiliates and their spouses; or to employees or agents who retire from the Company or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or to registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements; and

(4) internal transfers from other contracts issued by the Company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

    Any reduction or elimination of surrender or administrative charge will not unfairly discriminate against any person. We will make any reduction according to our
                                       17
own rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time.

OTHER CHARGES
    As compensation for investment management services, the advisors are entitled to a fee, payable monthly and based on an annual percentage of the average daily net asset values of each series. These fund charges and other fund expenses are described more fully in the fund prospectuses.

THE ACCUMULATION PERIOD
--------------------------------------------------------------------------------

    The accumulation period is that time before annuity payments begin during which your premium payments into the contract remain invested.



ACCUMULATION UNITS
    Your initial premium payment will be applied within two days of receipt at VPMO if the application or order form for a contract is complete. If an incomplete application or order form is completed within five business days of receipt by VPMO, your premium payment will be applied within two days. If VPMO does not accept the application or order form within five business days of receipt by VPMO, then your premium payment will be immediately returned unless you request us to hold it while the application or order form is completed. Additional premium payments allocated to the GIA are deposited on the date of receipt of the premium payment at VPMO. Additional premium payments allocated to subaccounts are used to purchase accumulation units of the subaccount(s), at the value of such units next determined after the receipt of the premium payment at VPMO. The number of accumulation units of a subaccount purchased with a specific premium payment will be determined by dividing the premium payment by the value of an accumulation unit in that subaccount next determined after receipt of the premium payment. The value of the accumulation units of a subaccount will vary depending upon the investment performance of the applicable series of the funds, the expenses charged against the fund and the charges and deductions made against the subaccount.


ACCUMULATION UNIT VALUES
    On any date before the maturity date of the contract, the total value of the accumulation units in a subaccount can be computed by multiplying the number of such units by the value of an accumulation unit on that date. The value of an accumulation unit on a day other than a valuation date is the value of the accumulation unit on the next valuation date. The number of accumulation units credited to you in each subaccount and their current value will be reported to you at least annually.

TRANSFERS

    You may at anytime prior to the maturity date of your contract, elect to transfer all or any part of the contract value among one or more subaccounts and the GIA. A transfer from a subaccount will result in the redemption of accumulation units and, if another subaccount is selected, in the purchase of accumulation units. The exchange will be based on the values of the accumulation units next determined after the receipt by VPMO of written notice of election in a form satisfactory to us. A transfer among subaccounts and the GIA does not automatically change the premium payment allocation schedule of your contract.

    You may also request transfers and changes in premium payment allocations among available subaccounts or the GIA by calling AOD at 800/541-0171 between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time on any valuation date. Unless you elect in writing not to authorize telephone transfers or allocation changes, telephone transfer orders and allocation changes will also be accepted on your behalf from your registered representative. We will employ reasonable procedures to confirm that telephone instructions are genuine. We will require verification of account information and will record telephone instructions on tape. All telephone transfers and allocation changes will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, we may be liable for following telephone instructions for transfers that prove to be fraudulent. However, you will bear the risk of loss resulting from instructions entered by an unauthorized third party we reasonably believe to be genuine. These telephone exchange and allocation change privileges may be modified or terminated at any time. In particular, during times of extreme market volatility, telephone privileges may be difficult to exercise. In such cases you should submit written instructions.

    Unless we otherwise agree or unless the Dollar Cost Averaging Program has been elected, (see below), you may make only one transfer per contract year from the GIA. Nonsystematic transfers from the GIA will be made on the date of receipt by VPMO except as you may otherwise request. For nonsystematic transfers, the amount that may be transferred from the GIA at any one time cannot exceed the greatest of $1,000 or 25% of the contract value in the GIA at the time of transfer.


    Because excessive trading can hurt fund performance and therefore be detrimental to all contract owners, we reserve the right to temporarily or permanently terminate exchange privileges or reject any specific order from anyone whose transactions seem to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batch transfer instructions from registered representatives (acting under powers of attorney for multiple contract owners), unless we have entered into a third-party transfer service agreement with the registered representative's broker-dealer firm.

    No surrender charge will be assessed when a transfer is made. The date a premium payment was originally credited for the purpose of calculating the surrender charge will remain the same. Currently, there is no charge for transfers; however, we reserve the right to charge a transfer fee of up to $20 per transfer after the first 12 transfers in each contract year to defray administrative costs. Currently, 12 transfers are permitted from the subaccounts and 1 transfer from the GIA; however, we reserve the right to change our policy to limit the number of transfers made during each contract year. There are additional restrictions on transfers from the GIA as described above and in the section titled, "GIA."


    We reserve the right to limit the number of subaccounts you may elect to a total of 18 over the life of the contract unless changes in federal and/or state regulation, including tax, securities and insurance law require us to impose a lower limit.

OPTIONAL PROGRAMS AND BENEFITS


DOLLAR COST AVERAGING PROGRAM
    You also may elect to transfer funds automatically among the subaccounts or GIA on a monthly, quarterly, semiannual or annual basis under the Dollar Cost Averaging Program. Generally, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. You must have an initial value of $2,000 in the GIA or in the subaccount from which funds will be transferred (sending subaccount), and if the value in that subaccount or the GIA drops below the amount to be transferred, the entire remaining balance will be transferred and no more systematic transfers will be processed. Also, premium payments of $1,000,000 or more require our approval before we will accept them for processing. Values may be transferred from only one sending subaccount or from the GIA but may be allocated to multiple receiving subaccounts. Under the Dollar Cost Averaging Program, you may transfer approximately equal amounts from the GIA over a period of 6 months or more. Transfers under the Dollar Cost Averaging Program are not subject to the general restrictions on transfers from the GIA.


    Upon completion of the Dollar Cost Averaging Program, you must notify AOD at 800/541-0171 or in writing to VPMO to start another Dollar Cost Averaging Program.

    All transfers under the Dollar Cost Averaging Program will be executed on the basis of values as of the first of the month rather than on the basis of values next determined after receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next succeeding business day.

    The Dollar Cost Averaging Program is not available to individuals who invest via a bank draft program or while the Asset Rebalancing Program is in effect.

    The Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market. There is no charge associated with participating in this program.

ASSET REBALANCING PROGRAM
    Under the Asset Rebalancing Program, we transfer funds among the subaccounts to maintain the percentage allocation you have selected among these subaccounts. At your election, we will make these transfers on a monthly, quarterly, semi-annual or annual basis.


    Asset Rebalancing does not permit transfers to or from the GIA.


    The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market. There is no cost associated with participating in this program.

SYSTEMATIC WITHDRAWAL PROGRAM
    Prior to the maturity date, you may partially withdraw amounts automatically on a monthly, quarterly, semiannual or annual basis under the Systematic Withdrawal Program.

    The minimum withdrawal amount is $100. Withdrawals will be processed on each monthly contract anniversary and any applicable premium tax and surrender charges will be applied.

    You may start or terminate this program by sending written instructions to VPMO. This program is not available on or after the maturity date.

SURRENDER OF CONTRACT; PARTIAL WITHDRAWALS
    If the owner is living, amounts held under the contract may be withdrawn in whole or in part prior to the maturity date, or after the maturity date under Annuity Payment Options K or L. Prior to the maturity date, you may withdraw up to 10% of the contract value in a contract year, either in a lump sum or by multiple scheduled or unscheduled partial withdrawals, without the imposition of a surrender charge. During the first contract year, the 10% withdrawal without a surrender charge will be determined based on the contract value at the time of the first partial withdrawal. In all subsequent years, the 10% will be based on the previous contract anniversary value. A signed written request for withdrawal must be sent to VPMO. If you have not yet reached age 59 1/2, a 10% penalty tax may apply on taxable income withdrawn. See "Federal Income Taxes."


    The appropriate number of accumulation units of a subaccount will be redeemed at their value next determined after the receipt by VPMO of a written notice in a form satisfactory to us. Accumulation units redeemed in a partial withdrawal from multiple subaccounts will be redeemed on a pro rata basis unless you designate otherwise. Contract values in the GIA will also be withdrawn on a pro rata basis unless you designate otherwise. The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances. See "Payment Deferral." There may be adverse tax consequences to certain surrenders and partial withdrawals. See

"Surrenders or Withdrawals Prior to the Contract Maturity Date." Certain restrictions on redemptions are imposed on contracts used in connection with Internal Revenue Code Section 403(b) plans. Although loans are available under 403(b) plans only, certain limitations may apply. See "Qualified Plans--Tax Sheltered Annuities." A deduction for surrender charges may be imposed on partial withdrawals from, and complete surrender of, a contract. See "Surrender Charges." Any surrender charge imposed is deducted from amounts withdrawn. The surrender charge is calculated on a first-in, first-out basis. In other words, we calculate your surrender charge by assuming your withdrawal is applied to premium payments in the order your premium payments were received.


    Requests for partial withdrawals or full surrenders should be mailed to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027.

CONTRACT TERMINATION
    The contract will terminate without value, if on any valuation the contract value is zero. Phoenix will notify you in writing that the contract has terminated.

PAYMENT UPON DEATH BEFORE MATURITY DATE

WHEN IS THE DEATH BENEFIT PAYABLE?
    A death benefit is payable when the owner (or primary annuitant when the contract is owned by a non-natural person) dies. If there is more than one owner, a death benefit is payable upon the first owner to die.

WHO RECEIVES PAYMENT?
[diamond] DEATH OF AN OWNER
          If the owner dies before the contract maturity date, the death benefit will be paid to the beneficiary.

[diamond] DEATH OF AN OWNER - MULTIPLE OWNERS

          If one of the owners dies prior to the maturity date, the death benefit will be paid to the surviving owner(s), if any, who will be deemed to be the designated beneficiary(s).


[diamond] DEATH OF AN ANNUITANT WHO IS NOT THE OWNER
          If the owner and the annuitant are not the same individual and the annuitant dies prior to the maturity date, the owner becomes the annuitant, unless the owner appoints a new annuitant. If a joint annuitant dies prior to the maturity date, a death benefit is not paid. The owner may appoint a new joint annuitant.

[diamond] SPOUSAL BENEFICIARY CONTRACT CONTINUANCE
          If the spouse of a deceased owner, as designated beneficiary, is entitled to receive all or some portion of the death benefit amount, the spouse may elect to continue the contract as the new owner. This election is only allowed prior to the maturity date and can be elected only one time. When the spouse elects to continue the contract, the death benefit amount that the spouse is entitled to receive will become the new contract value for the continued contract and the current death benefit option will remain in effect.

[diamond] OWNERSHIP OF THE CONTRACT BY A NON-NATURAL PERSON
          If the owner is not an individual, and the primary annuitant dies before the maturity date, we will pay the death benefit to the owner.

WHAT IS THE DEATH BENEFIT AMOUNT?
          The owner shall elect any of the available death benefit options at the time of the initial premium payment. If no option is elected, Death Benefit Option 1 will apply.

[diamond] DEATH BENEFIT OPTION 1--RETURN OF PREMIUM
          Upon the death of the owner (or if there is more than one owner, on the death of the owner who dies first), the death benefit is the greater of:

              a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below); or b) the contract value on the claim date.

[diamond] DEATH BENEFIT OPTION 2--ANNUAL STEP-UP
          This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue.

          Upon the death of the owner who has not attained age 80, the death benefit is the greater of:
              a) the sum of all premium payments, less adjusted partial
                 withdrawals (as defined below); or
              b) the contract value on the claim date; or
              c) the annual step-up amount (as defined below).

          Upon the death of the owner who has attained age 80, the death benefit is the greater of:

              a) the death benefit in effect at the end of the contract year prior to the owner turning age 80, plus the sum of all premium payments less adjusted partial withdrawals (as defined below) made since the end of the contract year prior to the owner reaching age 80; or
              b) the contract value on the claim date.

          If the owner is not an individual, the age of the primary annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 2, the death benefit will be calculated using the surviving spouse's attained age. If we grant your request to change ownership, Death Benefit Option 1 shall apply, unless we agree otherwise.

          Adjusted Partial Withdrawals: The result of multiplying the ratio of the partial withdrawal to the contract value and the death benefit (prior to the withdrawal) on the withdrawal date.

          Annual Step-up Amount: In the first contract year the step-up amount is equal to 100% of premium payments less adjusted partial withdrawals. After that, in any following contract year the step-up amount equals the
                                       20
          greater of (1) the step-up amount at the end of the prior contract year, plus any premium payments made since the end of the prior contract year, less any adjusted partial withdrawals made since the end of the prior year; or (2) the contract value.

[diamond] DEATH BENEFIT OPTION 3--RELIEF AMOUNT
          The availability of this option is subject to state approval.

          This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue. This option is available only for owners less than age 76.

          Upon the death of the owner who has not attained age 70 on the contract date, the death benefit is the greater of:
           a) the sum of all of premium payments, less adjusted partial withdrawals (as defined above); or
           b) the contract value on the claim date plus 40% of the relief amount (as defined below).

          Upon death of the owner who has attained age 70, but is less than 76 on the contract date, the death benefit is the greater of:

           a) the sum of all of premium payments, less adjusted partial withdrawals (as defined above); or
           b) the contract value on the claim date plus 25% of the relief amount (as defined below).

          If the owner is not an individual, the age of the primary annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 3, we will calculate the death benefit using the surviving spouse's attained age as of the date we continue the contract.

          ACCUMULATION ENHANCEMENT
          Death Benefit Option 3 includes an accumulation enhancement. This enhancement provides monetary assistance during confinement in an assisted care living facility or nursing home if the following conditions are met:

          o 120 consecutive days of confinement prior to the maturity date, after the first contract year; and
          o the 120 days must occur prior to age 91.

    The enhancement provides:

          o that we will pay 40% of the relief amount (if the owner has not attained age 70 on the contract date) or 25% of the relief amount (if the owner is between the ages of 70-75 on the contract date);

          o that the amount we pay under this enhancement will not be paid in a lump sum but will be credited to the contract value over a period of
            50 months, in the amount of 2% per month, while the owner is alive;
          o that even if the owner is dismissed from the facility/ nursing home prior to the 50 months expiring, we will continue to increase the contract value for 50 months;
          o that the maximum amount we will pay under this enhancement (and all similar enhancements issued by us or an affiliated company) for the owner is $750,000; and
          o this benefit is separate from the relief amount that is calculated at death.

          The monthly benefit payments will be added to the contract value according to the current allocation schedule on file. The owner can remove the payments from the contract value via partial withdrawals and surrender charges will be waived.

          Relief Amount: the relief amount is equal to the contract value less modified premium payments not to exceed the following maximum amount:

          o When the age of the eldest owner on the contract date is less than 70, the maximum relief amount equals 200% multiplied by:

       1) the sum of modified premium payments (made prior to the date of the death benefit calculation) minus

       2) the sum of premium payments (made during the prior 12 months of the death benefit calculation date) minus

       3) the sum of monthly benefits (as defined below) credited to the contract value.

          o When the eldest owner on the contract date is between the ages of 70
            - 75, the maximum relief amount equals 100% multiplied by:

            1) the sum of modified premium payments (made prior to the date of the death benefit calculation) minus

            2) the sum of premium payments (made during the 12 months prior to the death benefit calculation date) minus

            3) the sum of monthly benefits (as defined below) credited to the contract value.

          Modified Premium Payments: equals the sum of all premium payments plus monthly benefits (as defined below), if any, minus the amount that each partial withdrawal exceeds the difference between the contract value and the modified premium payments prior the partial withdrawal. If there are no partial withdrawals or the partial withdrawal does not exceed the difference, the value is zero.

          Monthly Benefit: is the monthly amount credited to the contract value when a claim under the Accumulation Enhancement is being paid.

    Death benefit proceeds will be payable in a single lump sum or, if the recipient chooses, in the form of an annuity option. Any such annuity option is subject to all restrictions (including minimum amount requirements) as are other annuities under this contract. In addition, there may be legal requirements that limit the recipient's annuity options and the timing of payments. See "Distributions at Death" under "Federal Income Taxes." A recipient should consult a qualified tax adviser before electing to receive an annuity.


    Depending upon state law, the amounts paid to the owner may avoid probate and the death benefit may be reduced by any premium tax due. For more information, see "Premium Tax." and "Distribution at Death" under "Federal Income Taxes."

    We reserve the right to discontinue offering any one of the available death benefit options in the future.

THE ANNUITY PERIOD
--------------------------------------------------------------------------------

    The annuity period begins after the accumulation period of the contract, when annuity payments are made to you.


ANNUITY PAYMENTS
    Annuity payments will begin on the contract's maturity date if the owner is alive and the contract is still in force. Beginning on the maturity date, investment in the Account is continued unless a fixed payment annuity is selected. No surrender charge is taken. If you have not selected an annuity payment option by the maturity date, the default is Annuity Payment Option I--Variable Life Annuity with 10-Year Period Certain. For more information, see "Annuity Payment Options."

    If the amount to be applied on the maturity date is less than $2,000, we may pay such amount in one lump sum in lieu of providing an annuity. If the initial monthly annuity payment under an annuity payment option would be less than $20, we may make a single sum payment equal to the total contract value on the date the initial annuity payment would be payable, or make periodic annuity payments quarterly, semiannually or annually in place of monthly annuity payments.

    Your contract specifies a maturity date at the time of its issuance. However, you may subsequently elect a different maturity date. The maturity date may not be earlier than the first contract anniversary. The latest maturity date is the contract anniversary nearest the annuitant's 95th birthday or ten years from the contract date, unless agreed otherwise. Generally, under qualified plans, the maturity date must be such that distributions begin no later than April 1st of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity ("IRA").

    The maturity date election must be made by written notice and must be received by VPMO 30 days before the provisional maturity date. If you do not elect a maturity date, which is different from the provisional maturity date, the provisional maturity date becomes the maturity date. Particular care should be taken in electing the maturity date of a contract issued under a Tax Sheltered Annuity (TSA), a Keogh Plan or an IRA plan. For more information, see "Tax Sheltered Annuities," "Keogh Plans" and "Individual Retirement Accounts."

ANNUITY PAYMENT OPTIONS

    Unless an alternative annuity payment option is elected on or before the maturity date, the amounts held under a contract on the maturity date will be applied to provide a Variable Life Annuity with 10-Year Period Certain (Option
I) as described below. Instead of Option I, you may, by sending a written request to VPMO on or before the maturity date of the contract, elect any of the other annuity payment options described below. After the first annuity payment, you may not change the elected annuity payment option. No surrender charge will be assessed under any annuity payment option, unless unscheduled withdrawals are made under Annuity Payment Options K or L.


With the exception of the Fixed Annuity Payment Options and Annuity Payment Option L, each annuity payment will be based upon the value of the annuity units credited to the contract. The number of annuity units in each subaccount to be credited is based on the value of the accumulation units in that subaccount and the applicable annuity payment rate. The contract is issued with guaranteed minimum annuity payment rates, however, if the current rate is higher, we'll apply the higher rate. The annuity payment rate differs according to the annuity payment option selected and the age of the annuitant(s). The annuity payment rate is applied and will determine all annuity payments for the fixed annuity payment options and the first annuity payment for the variable annuity payment options. The value of the annuity units will vary with the investment performance of each subaccount to which annuity units are credited. The initial annuity payment will be calculated based on an assumed investment return of 4 1/2% per year. This rate is a fulcrum return around which variable annuity payments will vary to reflect whether actual investment experience of the subaccount is better or worse than the assumed investment return. The assumed investment return and the calculation of variable annuity payments for a 10-year period certain variable payment life annuity and for Annuity Payment Options J and K described below are described in more detail in the contract and in the SAI.


    The level of annuity payments payable under the following options is based upon the option selected. In addition, such factors as the age at which annuity payments begin, the form of annuity, annuity payment rates, assumed investment rate (for variable annuity payments) and the frequency of annuity payments will

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effect the level of annuity payments. The assumed investment rate is 4.5% per year. We use this rate to determine the first annuity payment under Variable Annuity Payment Options I, J, K, M and N. Under Option L, we determine the amount of the annual distribution by dividing the amount of contract value as of the payment calculation date by the life expectancy of the annuitant or the joint life expectancy of the annuitant and joint annuitant at that time.


    We deduct a daily charge for mortality and expense risks and a daily administrative fee from contract values held in the subaccounts. For more information, see "Charges For Mortality and Expense Risks" and "Charges for Administrative Services." Therefore, electing Option K will result in a deduction being made even though we assume no mortality risk under that option.

    The following are descriptions of the annuity payment options available under a contract. These descriptions should allow you to understand the basic differences between the options, however, you should contact VPMO well in advance of the date you wish to elect an option to obtain estimates of annuity payments under each option.

OPTION A--LIFE ANNUITY WITH SPECIFIED PERIOD
    A fixed payout annuity payable monthly while the annuitant is living or, if later, the end of the specified period certain. The period certain may be specified as 5, 10, or 20 years. The period certain must be specified at the time this option is elected.

OPTION B--NON-REFUND LIFE ANNUITY
     A fixed payout annuity payable monthly while the annuitant is living. No monthly payment, death benefit or refund is payable after the death of the annuitant.

OPTION C--[RESERVED]

OPTION D--JOINT AND SURVIVOR LIFE ANNUITY
     A fixed payout annuity payable monthly while either the annuitant or joint annuitant is living. You must designate the joint annuitant at the time you elect this option. The joint annuitant must be at least age 40 on the first payment calculation date.

OPTION E--INSTALLMENT REFUND LIFE ANNUITY
    A fixed payout annuity payable monthly while the annuitant is living. If the annuitant dies before the annuity payments made under this option total an amount which refunds the entire amount applied under this option, we will make a lump sum payment equal to the entire amount applied under this option less the sum of payments already made.

OPTION F--JOINT AND SURVIVOR LIFE ANNUITY WITH 10-YEAR PERIOD CERTAIN
    A fixed payout annuity payable monthly while either the annuitant or joint annuitant is living, or if later, the end of 10 years. You must designate the joint annuitant at the time you elect this option. The joint annuitant must be at least age 40 on the first payment calculation date.

OPTION G--PAYMENTS FOR SPECIFIED PERIOD
    A fixed payout annuity payable monthly over a specified period of time. Payments continue whether the annuitant lives or dies. The specified period must be in whole numbers of years from 5 to 30, but cannot be greater than 100 minus the age of the annuitant. However, if the beneficiary of any death benefits payable under this contract elects this payment option, the period selected by the beneficiary may not extend beyond the life expectancy of such beneficiary.

OPTION H--PAYMENTS OF SPECIFIED AMOUNT
    Equal income installments of a specified amount are paid until the principal sum remaining under this option from the amount applied is less than the amount of the installment. When that happens, the principal sum remaining will be paid as a final payment. The amount specified must provide for payments for a period of at least 5 years.

OPTION I--VARIABLE LIFE ANNUITY WITH 10-YEAR PERIOD CERTAIN
    A variable payout annuity payable monthly while the Annuitant is living or, if later, for ten years. If the beneficiary of any death benefits payable under this contract elects this payment option, the period certain will equal the shorter of 10 years or the life expectancy of such beneficiary.

OPTION J--JOINT SURVIVOR VARIABLE LIFE ANNUITY WITH 10-YEAR PERIOD CERTAIN
    A variable payout annuity payable monthly while either the annuitant or joint annuitant is living, or if later, the end of 10 years. You must designate the joint annuitant at the time you elect this option. The joint annuitant must be at least age 40 on the first payment calculation date. This option is not available for the payment of any death benefit under this contract.

OPTION K--VARIABLE ANNUITY FOR A SPECIFIED PERIOD
    A variable payout annuity payable monthly over a specified period of time. Payments continue whether the annuitant lives or dies. The specified period must be in whole numbers of years from 5 to 30, but cannot be greater than 100 minus the age of the annuitant. However, if the beneficiary of any death benefits payable under this contract elects this payment option, the period selected by the beneficiary may not extend beyond the life expectancy of such beneficiary. This option also provides for unscheduled withdrawals. An unscheduled withdrawal will reduce the number of fixed annuity units in each subaccount and affect the amount of future payments.

OPTION L--VARIABLE LIFE EXPECTANCY ANNUITY
    This option provides a variable income which is payable over the annuitant's annually recalculated life expectancy or the annually recalculated life expectancy of the annuitant and joint annuitant. This option also provides for unscheduled withdrawals. An unscheduled withdrawal will reduce the contract value and affect the amount of future payments. Upon the death of the annuitant (and joint annuitant, if applicable), any remaining contract value will be paid in a lump sum to the beneficiary.

OPTION M--UNIT REFUND VARIABLE LIFE ANNUITY
    This option provides variable monthly payments as long as the annuitant lives. In the event of the death of the annuitant, the monthly payments will stop and the beneficiary will receive a lump sum payment equal to the value of the remaining annuity units. This value is equal to the sum of the number of remaining annuity units for each subaccount multiplied by the current annuity unit value for that subaccount. The number of remaining annuity units for each subaccount will be calculated as follows:

1. the net amount in the subaccount applied under this option on the first payment calculation date divided by the corresponding annuity unit value on that date, minus
2. the sum of the annuity units released from the subaccount to make the payments under this option.

You may not transfer any assets under Annuity Payment Option M, unless we agree otherwise.

OPTION N--VARIABLE NON-REFUND LIFE ANNUITY
    A variable payout annuity payable monthly while the annuitant is living. No monthly payment, death benefit or refund is payable after the death of the annuitant.

OTHER OPTIONS AND RATES
    We may offer other annuity payment options at the time a contract reaches its maturity date. In addition, in the event that annuity payment rates for contracts are at that time more favorable than the applicable rates guaranteed under the contract, the then current settlement rates shall be used in determining the amount of any annuity payment under the Annuity Payment Options above.

OTHER CONDITIONS
    Federal income tax requirements currently applicable to most qualified plans provide that the period of years guaranteed under joint and survivorship annuities with specified periods certain (see "Option F" and "Option J" above) cannot be any greater than the joint life expectancies of the payee and his or her spouse.

    Federal income tax requirements also provide that participants in regular or SIMPLE IRAs must begin minimum distributions by April 1 of the year following the year in which they attain age 70 1/2. Minimum distribution requirements do not apply to Roth IRAs. Distributions from qualified plans generally must begin by the later of actual retirement or April 1 of the year following the year participants attain age 70 1/2. Any required minimum distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under this method are generally referred to as Life Expectancy Distributions ("LEDs"). An LED program is available to participants in qualified plans or IRAs. Requests to elect this program must be made in writing.

    Under the LED program, regardless of contract year, amounts up to the required minimum distribution may be withdrawn without a deduction for surrender charges, even if the minimum distribution exceeds the 10% allowable amount. See "Surrender Charges." Any amounts withdrawn that have not been held under a contract for at least six years and are in excess of both the minimum distribution and the 10% free available amount will be subject to any applicable surrender charge.

    If the initial monthly annuity payment under an annuity payment option would be less than $20, we may make a single sum payment equal to the contract value on the date the initial annuity payment would be payable, in place of all other benefits provided by the contract, or, may make periodic annuity payments quarterly, semiannually or annually in place of monthly annuity payments.

    Currently, transfers between subaccounts are not available for amounts allocated to any of the variable annuity payment options.

PAYMENT UPON DEATH AFTER MATURITY
    If an owner dies on or after the maturity date and there is no surviving owner, any remaining certain period annuity payments will be paid to the beneficiary under the annuity payment option in effect on the date of death. Payments may not be deferred or otherwise extended. If there is a surviving owner, the payments continue as if there had been no death.

    If the annuitant and joint annuitant, if any, die and are survived by any owner(s), any remaining certain period annuity payments will be paid to such owner(s). Payments will continue under the annuity payment option in effect at the date of death and may not be deferred or otherwise extended.

VARIABLE ACCOUNT VALUATION PROCEDURES
--------------------------------------------------------------------------------

VALUATION DATE
    A valuation date is every day the NYSE is open for trading. The NYSE is scheduled to be closed on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Board of Directors of the NYSE reserves the rights to change this schedule as conditions warrant. On each valuation date, the value of the Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time).

VALUATION PERIOD
    Valuation period is that period of time from the beginning of the day following a valuation date to the end of the next following valuation date.

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

ACCUMULATION UNIT VALUE
    The value of one accumulation unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date. After the first valuation period, the accumulation unit value reflects the cumulative investment experience of that subaccount.

NET INVESTMENT FACTOR
    The net investment factor for any valuation period is equal to 1.000000 plus the applicable net investment rate for such valuation period. A net investment factor may be more or less than 1.000000 depending on whether the assets gained or lost value that day. To determine the net investment rate for any valuation period for the funds allocated to each subaccount, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the subaccount for such valuation period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the valuation period for mortality and expense risk fees and daily administration fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate unit values in the subaccount at the beginning of the valuation period.

MISCELLANEOUS PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT
    Owners of contracts issued in connection with non-tax qualified plans may assign their interest in the contract to a spouse or a grantor trust. A written notice of such assignment must be filed with VPMO before it will be honored.

    A pledge or assignment of a contract is treated as payment received on account of a partial surrender of a contract. For more information, see "Surrenders or Withdrawals Prior to the Contract Maturity Date." Transfer of ownership will nullify the original death benefit option and the death benefit option will become Option 1.

    In order to qualify for favorable tax treatment, contracts issued in connection with tax qualified plans may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person other than to us.

PAYMENT DEFERRAL
    Payment of the contract value in a single sum upon a partial withdrawal or full surrender of the contract will ordinarily be made within 7 days after receipt of the written request by VPMO. However, we may postpone payment of the value of any accumulation units at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the fund is not reasonably practicable or it is not reasonably practicable to determine the contract value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.


FREE LOOK PERIOD
    We may mail the contract to you or we may deliver it to you in person. You may return a contract for any reason within 10 days after you receive it and receive in cash the adjusted contract value less any charges. (A longer Free Look Period may be required by your state.) You may receive more or less than the initial premium payment depending on investment experience within the subaccounts during the Free Look Period. If a portion or all of your initial premium payment has been allocated to the GIA, we also will refund any earned interest. If applicable state law requires, we will return the full amount of any premium payments we received.

    During periods of extreme market volatility, we reserve the right to make the Temporary Money Market Allocation Amendment available. In states that require return of premium during the Free Look Period, we will allocate those portions of your initial premium payment designated for the subaccounts to the Phoenix-Goodwin Money Market Subaccount. Those portions designated for the GIA will be allocated to those accounts. At the expiration of the Free Look Period, the value of the accumulation units held in the Phoenix-Goodwin Money Market Subaccount will be allocated among the available subaccounts in accordance with your allocation instructions on the application.


AMENDMENTS TO CONTRACTS
    Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the contract may need to be approved by contract owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

SUBSTITUTION OF FUND SHARES

    If, in the judgment of Phoenix's management, one or more of the funds becomes unsuitable for investment by contract owners, we reserve the right to substitute accumulation units of another subaccount for accumulation units already purchased or to be purchased in the future by premium payments under this contract. Any substitution will be subject to approval by the SEC, if required, and where required, one or more state insurance departments.

OWNERSHIP OF THE CONTRACT
    Ordinarily, the purchaser of a contract is both the owner and the annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the annuitant. More than 1 owner may own a contract as joint owner. Transfer of the ownership of a contract may involve federal income tax consequences, and a qualified advisor should be consulted before any such transfer is attempted.

FEDERAL INCOME TAXES
--------------------------------------------------------------------------------

INTRODUCTION
    The contracts are designed for use with retirement plans which may or may not be tax-qualified plans ("qualified plans") under the provisions of the Internal Revenue Code of 1986, (the "Code"). The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the contract owner, annuitant or beneficiary depends on our income tax status, on the type of retirement plan for which the contract is purchased, and upon the income tax and employment status of the individual concerned.

    The following discussion is general in nature and is not intended as tax advice. The income tax rules are complicated and this discussion is intended only to make you aware of the issues. Each person concerned should consult a professional tax advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses.

INCOME TAX STATUS
    We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Account is not a separate entity from Phoenix and its operations form a part of Phoenix, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the contract value. Under existing federal income tax law, the Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

TAXATION OF ANNUITIES IN GENERAL--NONQUALIFIED PLANS
    Section 72 of the Code governs taxation of annuities. In general, a contract owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. However, in certain cases the increase in value may be subject to tax currently. In the case of contracts not owned by natural persons, see "Contracts Owned by Non-Natural Persons." In the case of contracts not meeting the diversification requirements, see "Diversification Standards."

    As the owner of the contract, you may elect one of the available death benefit options under the contract. One or more of the options available may, in some cases, exceed the greater of the purchase price or the contract value. The IRS may take the position with respect to these death benefit options that they are not part of the annuity contract. In such a case, the charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from premiums for the contract would not be deductible. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit option under this contract or any amendments, riders or endorsements to the contract.

SURRENDERS OR WITHDRAWALS PRIOR TO THE CONTRACT MATURITY DATE
    Code Section 72 provides that a total or partial surrender from a contract prior to the contract maturity date will be treated as taxable income to the extent the amounts held under the contract exceed the "investment in the contract." The "investment in the contract" is that portion, if any, of premium payments by or on behalf of an individual under a contract that have not been excluded from the individual's gross income. The taxable portion is taxed as ordinary income in an amount equal to the value of the amount received in excess of the "investment in the contract" on account of a total or partial surrender of a contract. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial surrender of a contract.

SURRENDERS OR WITHDRAWALS ON OR AFTER THE CONTRACT MATURITY DATE
    Upon receipt of a lump sum payment under the contract, the recipient is taxed on the portion of the payment that exceeds the investment in the contract. Ordinarily, such taxable portion is taxed as ordinary income.

    For fixed annuity payments, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income. Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain types of qualified plans, there may be no investment in the contract resulting in the full amount of the payments being taxable. A simplified method of determining the exclusion ratio is effective with respect to qualified plan annuities starting after November 18, 1996.

    Withholding of federal income taxes on all distributions may be required unless the recipient elects not to have any amounts withheld and properly notifies VPMO of that election.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS
    Amounts surrendered or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the contract owner (or where the contract owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans (such distributions may, however, be subject to a similar penalty under Code Section 72(t) relating to distributions from qualified retirement plans and to a special penalty of 25% applicable specifically to SIMPLE IRAs or other special penalties applicable to Roth IRAs); (v) allocable to investment in the contract before August 14, 1982; (vi) under a qualified funding asset (as defined in Code Section 130(d)); (vii) under an immediate annuity contract (as defined in Code Section 72(u)(4)); or (viii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

    If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year when the modification occurs will be increased by an amount (determined by the Treasury regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, but only if the modification takes place: (a) within 5 years from the date of the first payment, or (b) before the taxpayer reaches age 59 1/2.

    Separate tax withdrawal penalties apply to qualified plans. See "Penalty Tax on Surrenders and Withdrawals from Qualified Contracts."

ADDITIONAL CONSIDERATIONS

DISTRIBUTION-AT-DEATH RULES
    In order to be treated as an annuity contract for federal income tax purposes, a contract must provide the following two distribution rules: (a) if the contract owner dies on or after the contract maturity date, and before the entire interest in the contract has been distributed, the remainder of the contract owner's interest will be distributed at least as quickly as the method in effect on the contract owner's death; and (b) if a contract owner dies before the contract maturity date, the contract owner's entire interest generally must be distributed within five (5) years after the date of death, or if payable to a designated beneficiary, may be annuitized over the life or life expectancy of that beneficiary and payments must begin within one (1) year after the contract owner's date of death. If the beneficiary is the spouse of the contract owner, the contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as contract owner. Similar distribution requirements apply to annuity contracts under qualified plans (other than Code Section 457 Plans). However, a number of restrictions, limitations and special rules apply to qualified plans and contract owners should consult with their tax adviser.

    If the primary annuitant, which is not the contract owner, dies before the maturity date the owner will become the annuitant unless the owner appoints another annuitant. If the contract owner is not an individual, the death of the primary annuitant is treated as the death of the contract owner. In addition, when the contract owner is not an individual, however, a change in the primary annuitant is treated as the death of the contract owner. Finally, in the case of non-spousal joint contract owners, distribution will be required at the earliest death of any of the contract owners.

    If the contract owner or a joint contract owner dies on or after the maturity date, the remaining payments, if any, under the Annuity Payment Option selected will be made at least as rapidly as under the method of distribution in effect at the time of death.

TRANSFER OF ANNUITY CONTRACTS
    Transfers of nonqualified contracts prior to the maturity date for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger tax on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner's income. This provision does not apply to transfers between spouses and incident to a divorce.

CONTRACTS OWNED BY NON-NATURAL PERSONS
    If a non-natural person (for example, a corporation) holds the contract, the income on that contract (generally the increase in the net surrender value less the premium paid) is includable in income each year. The rule does not apply where the non-natural person is the nominal owner of a contract and the beneficial owner is a natural person.

The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under a qualified plan, a TSA program or an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan.

SECTION 1035 EXCHANGES
    Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the contract owner's investment in the contract will continue to apply. In contrast, contracts issued on or after January 19, 1985 are, in a Code Section 1035 exchange, treated as new contracts for purposes of the distribution-at-death rules. Special rules and procedures apply to Code Section 1035 transactions. Prospective contract owners wishing to take advantage of Code Section 1035 should consult their tax advisers.

MULTIPLE CONTRACTS
    Code Section 72(e)(11)(A)(ii) provides that for contracts entered into after October 21, 1988, for purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all nonqualified deferred annuity contracts issued by the same insurer (or affiliate) to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract maturity date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

    The Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be situations where the Treasury may conclude that it would be appropriate to aggregate two or more contracts purchased by the same contract owner. Accordingly, a contract owner should consult a competent tax adviser before purchasing more than one contract or other annuity contracts.

DIVERSIFICATION STANDARDS

DIVERSIFICATION REGULATIONS
    To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter that the series' assets be invested in no more than:

[diamond] 55% in any 1 investment

[diamond] 70% in any 2 investments

[diamond] 80% in any 3 investments

[diamond] 90% in any 4 investments

    A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Account, and each series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. As a result of the 1988 Act, each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

    The Treasury Department has indicated that the Diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Account will cause the contract owner to be treated as the owner of the assets of the Account, thereby resulting in the loss of favorable tax treatment for the contract. At this time, it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance. The amount of contract owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the IRS in which was held that the contract owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the contract owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the contract owner to be considered as the owner of the assets of the Account resulting in the imposition of federal income tax to the contract owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

    In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling generally will be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the contract owner being retroactively determined to be the owner of the assets of the Account.

    Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

    We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

DIVERSIFICATION REGULATIONS AND QUALIFIED PLANS
    Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. All of the qualified plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified plan contracts from application of the diversification rules, all investments of the Phoenix Qualified Plan Contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for nonqualified contracts as well as qualified plan contracts.

TAXATION OF ANNUITIES IN GENERAL--QUALIFIED PLANS
    The contracts may be used with several types of qualified plans. TSAs, Keoghs, IRAs, Corporate Pension and Profit-sharing Plans and State Deferred Compensation Plans will be treated, for purposes of this discussion, as qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made here to provide more than general information about the use of the contracts with the various types of qualified plans. Participants under such qualified plans as well as contract owners, annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under such qualified plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the contract issued in connection therewith. For example, Phoenix will accept beneficiary designations and payment instructions under the terms of the contract without regard to any spousal consent that may be required under the Retirement Equity Act (REA). Consequently, a contract owner's beneficiary designation or elected annuity payment option may not be enforceable.

    As the owner of the contract, you may elect one of the available death benefits options under the contract. We are of the opinion that the death benefit options available under the contract are part of the annuity contract. One or more of the options available may exceed the greater of the purchase price or the contract value. The contract and its amendments, riders or endorsements (together referred to herein as the "contract") have not been reviewed by the IRS for qualification as an IRA or any other qualified plan. Moreover, the IRS has not addressed in a ruling of general applicability whether a death benefit option such as the those available under the contract complies with the qualification requirements for an IRA or any other qualified plan. There is a risk that the IRS would take the position that one or more of the death benefit options are not part of the annuity contract. In such a case, charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from premiums for the contract would not be deductible. While we regard the death benefit options available for your election under the contract as a permissible benefit under an IRA, the IRS may take a contrary position regarding tax qualification resulting in deemed distributions and penalty taxes. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit option under this contract for an IRA or other qualified plan.

    Under certain circumstances, the proceeds of a surrender of a contract may qualify for "lump sum distribution" treatment under qualified plans. See your tax adviser if you think you may qualify for "lump sum distribution" treatment. The 5-year averaging rule for lump sum distribution has been repealed for tax years beginning after 1999.

    Effective January 1, 1993, Section 3405 of the Internal Revenue Code was amended to change the roll-over rules applicable to the taxable portions of distributions from qualified pension and profit-sharing plans and Section 403(b) TSA arrangements. Taxable distributions eligible to be rolled over generally will be subject to 20 percent income tax withholding. Mandatory withholding can be avoided only if the employee arranges for a direct rollover to another qualified pension or profit-sharing plan or to an IRA.

    The new mandatory withholding rules apply to all taxable distributions from qualified plans or TSAs (not including IRAs), except (a) distributions required under the Code, (b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years or more and
(c) the portion of distributions not includable in gross income (i.e., return of after-tax contributions).

    On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by Phoenix in connection with certain qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain nonqualified deferred compensation plans.

    Numerous changes have been made to the income tax rules governing qualified plans as a result of legislation enacted during the past several years, including rules with respect to: coverage, participation, maximum contributions, required distributions, penalty taxes on
                                       29
early or insufficient distributions and income tax withholding on distributions. The following are general descriptions of the various types of qualified plans and of the use of the contracts in connection therewith.

TAX SHELTERED ANNUITIES ("TSAS")
    Code Section 403(b) permits public school systems and certain types of charitable, educational and scientific organizations, generally specified in Code Section 501(c)(3) to purchase annuity contracts on behalf of their employees and, subject to certain limitations, allows employees of those organizations to exclude the amount of payments from gross income for federal income tax purposes. These annuity contracts are commonly referred to as TSAs.

    For taxable years beginning after December 31, 1988, Code Section 403(b)(11) imposes certain restrictions on a contract owner's ability to make partial withdrawals from, or surrenders of, Code Section 403(b) Contracts, if the cash withdrawn is attributable to payments made under a salary reduction agreement. Specifically, Code Section 403(b)(11) allows a contract owner to make a surrender or partial withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies or becomes disabled (as defined in the Code), or
(b) in the case of hardship. In the case of hardship, the distribution amount cannot include any income earned under the contract.

    The 1988 Act amended the effective date of Code Section 403(b)(11), so that it applies only with respect to distributions from Code Section 403(b) Contracts which are attributable to assets other than assets held as of the close of the last year beginning before January 1, 1989. Thus, the distribution restrictions do not apply to assets held as of December 31, 1988.

    In addition, in order for certain types of contributions under a Code
Section 403(b) Contract to be excluded from taxable income, the employer must comply with certain nondiscrimination requirements. Contract owners should consult their employers to determine whether the employer has complied with these rules. Contract owner loans are not allowed under the contracts.


    Effective May 4, 1998, loans may be made available under Internal Revenue Code Section 403(b) tax-sheltered annuity programs. If the program permits loans, a loan from the participant's contract value may be requested. The loan must be at least $1,000 and the maximum loan amount is the greater of: (a) 90% of the first $10,000 of contract value minus any contingent deferred surrender charge; and (b) 50% of the contract value minus any contingent deferred surrender charge. The maximum loan amount is $50,000. If loans are outstanding from any other tax-qualified plan then the maximum loan amount of the contract may be reduced from the amount stated above in order to comply with the maximum loan amount requirements under Section 72(p) of the Internal Revenue Code. Amounts borrowed from the GIA are subject to the same limitations as applies to transfers from the GIA; thus no more than the greatest of $1000 and 25% of the contract value in the GIA may be borrowed at any one time.

    Loan repayments will first pay any accrued loan interest. The balance will be applied to reduce the outstanding loan balance and will also reduce the amount of the Loan Security Account by the same amount that the outstanding loan balance is reduced. The balance of loan repayments, after payment of accrued loan interest, will be credited to the subaccounts of the Separate Account or the GIA in accordance with the participant's most recent premium allocation on file with us.


    If we do not receive a loan repayment before 90 days after the payment was due, then the entire loan balance plus accrued interest will be in default. In the case of default, the outstanding loan balance plus accrued interest will be deemed a distribution for income tax purposes, and will be reported as such to the extent required by law. At the time of such deemed distribution-interest will continue to accrue until such time as an actual distribution occurs under the contract.

KEOGH PLANS
    The Self-Employed Individual Tax Retirement Act of 1962, as amended permits self-employed individuals to establish "Keoghs" or qualified plans for themselves and their employees. The tax consequences to participants under such a plan depend upon the terms of the plan. In addition, such plans are limited by law with respect to the maximum permissible contributions, distribution dates, nonforfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document must be adopted and implemented by the employer, as well as approved by the IRS.

INDIVIDUAL RETIREMENT ACCOUNTS ("IRAS")

    Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an "IRA." These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Effective January 1, 1997, employers may establish a new type of IRA called SIMPLE (Savings Incentive Match Plan for Employees). Special rules apply to participants' contributions to and withdrawals from SIMPLE IRAs. Also effective January 1, 1997, salary reduction IRAs (SARSEP) no longer may be established. Effective January 1, 1998, individuals may establish Roth IRAs. Special rules also apply to contributions to and withdrawals from Roth IRAs.

CORPORATE PENSION AND PROFIT-SHARING PLANS
    Code Section 401(a) permits corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of contracts to provide benefits thereunder.

    These retirement plans may permit the purchase of the contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Participant loans are not allowed under the contracts purchased in connection with these Plans. Purchasers of contracts for use with Corporate Pension or Profit-sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

DEFERRED COMPENSATION PLANS WITH RESPECT TO SERVICE FOR STATE AND LOCAL GOVERNMENTS AND TAX EXEMPT ORGANIZATIONS
    Code Section 457 provides for certain deferred compensation plans with respect to service for state and local governments and certain other entities. The contracts may be used in connection with these plans; however, under these plans if issued to tax exempt organizations, the contract owner is the plan sponsor, and the individual participants in the plans are the annuitants. Under such contracts, the rights of individual plan participants are governed solely by their agreements with the plan sponsor and not by the terms of the contracts. Effective in 1997 for new state and local government plans, such plans must be funded through a tax-exempt annuity contract held for the exclusive benefit of plan participants.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS FROM QUALIFIED PLANS
    In the case of a withdrawal under a qualified plan, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified plan. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (Keogh and Corporate Pension and Profit-sharing Plans), Tax-Sheltered Annuities and Individual Retirement Annuities other than Roth IRAs. The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the contract owner's participation in the SIMPLE IRA. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the contract owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the contract owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the contract owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such contract owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a contract owner or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the contract owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the contract owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner and his or her spouse and dependents if the contract owner has received unemployment compensation for at least 12 weeks; and (h) distributions from IRAs for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the contract owner, spouse, children or grandchildren of the contract owner. This exception will no longer apply after the contract owner has been reemployed for at least 60 days. The exceptions stated in items (d) and (f) above do not apply in the case of an IRA. The exception stated in item (c) applies to an IRA without the requirement that there be a separation from service.

    Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to a regular or SIMPLE IRA and the required distribution rules do not apply to Roth IRAs. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

SEEK TAX ADVICE

    The above description of federal income tax consequences of the different types of qualified plans which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of qualified plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective contract owner considering adoption of a qualified plan and purchase of a contract in connection therewith should first consult a qualified tax adviser, with regard to the suitability of the contract as an investment vehicle for the qualified plan.

SALES OF VARIABLE ACCUMULATION CONTRACTS
--------------------------------------------------------------------------------
    Contracts may be purchased from registered representatives of WS Griffith Securities, Inc. (formerly known as W.S. Griffith & Co., Inc.) ("WSG"), located at One American Row, Hartford, Connecticut. WSG is a New York corporation incorporated on August 7, 1970, licensed to sell Phoenix insurance policies as well as policies, annuity contracts and funds of companies affiliated with Phoenix. WSG is an indirect, wholly-owned subsidiary of The Phoenix Companies, Inc., and is an affiliate of Phoenix. WSG is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). PEPCO serves as national distributor of the contracts. PEPCO is located at 56 Prospect Street, Hartford, Connecticut. PEPCO is also an indirect, wholly-owned subsidiary of The Phoenix Companies and is an affiliate of Phoenix.

    Contracts may also be purchased through other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell policies under terms of agreement provided by PEPCO.

STATE REGULATION
--------------------------------------------------------------------------------

    We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

    State regulation of Phoenix includes certain limitations on the investments that may be made for its General Account and separate accounts, including the Account. It does not include, however, any supervision over the investment policies of the Account.

REPORTS
--------------------------------------------------------------------------------

    Reports showing the contract value and containing the financial statements of the Account will be furnished to you at least annually.

VOTING RIGHTS
--------------------------------------------------------------------------------

    As stated above, all of the assets held in an available subaccount will be invested in shares of a corresponding series of the funds. We are the legal owner of those shares and as such has the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the Investment Company Act of 1940 ("1940 Act") to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, we intend to vote the shares of the funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from owners of the contracts.

    We currently intend to vote fund shares attributable to any of our assets and fund shares held in each subaccount for which no timely instructions from owners are received in the same proportion as those shares in that subaccount for which instructions are received. In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in its own right, it may elect to do so.

    Matters on which owners may give voting instructions may include the following: (1) election of the Board of Trustees of a fund; (2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the series of the fund corresponding to the owner's selected subaccount(s); (4) any change in the fundamental investment policies or restrictions of each such series; and (5) any other matter requiring a vote of the shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a series' fundamental investment policy, owners participating in such series will vote separately on the matter.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund. We will furnish you with proper forms and proxies to enable them to give these instructions.

TEXAS OPTIONAL RETIREMENT PROGRAM
--------------------------------------------------------------------------------

    Participants in the Texas Optional Retirement Program may not receive the proceeds of a withdrawal from, or complete surrender of, a contract, or apply them to provide annuity payment options prior to retirement except in the case of termination of employment in the Texas public institutions of higher education, death or total disability. Such proceeds, however, may be used to fund another eligible retirement vehicle.

LEGAL MATTERS
--------------------------------------------------------------------------------

    Richard J. Wirth, Counsel, and Brian A. Giantonio, Counsel, Phoenix Life Insurance Company, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.

SAI
--------------------------------------------------------------------------------

    The SAI contains more specific information and financial statements relating to the Account and Phoenix. The Table of Contents of the SAI is set forth below:

    Underwriter
    Performance History
    Calculation of Yield and Return
    Calculation of Annuity Payments
    Experts
    Separate Account Financial Statements
    Company Financial Statements

     Contract owner inquiries and requests for a SAI should be directed, in writing, to Phoenix Variable Products Mail Operations at P.O. Box 8027, Boston, Massachusetts 02266-8027, or by calling AOD at 800/541-0171.

APPENDIX A

DEDUCTIONS FOR PREMIUM TAXES
QUALIFIED AND NONQUALIFIED ANNUITY CONTRACTS
--------------------------------------------------------------------------------




                                                               UPON              UPON
STATE                                                        PURCHASE(1)     ANNUITIZATION        NONQUALIFIED       QUALIFIED
-----                                                        --------        -------------        ------------       ---------

California ..........................................                             X                   2.35%             0.50%

Maine................................................                             X                   2.00

Nevada...............................................                             X                   3.50

South Dakota.........................................           X                                     1.25

West Virginia........................................                             X                   1.00              1.00

Wyoming..............................................                             X                   1.00



Commonwealth of Puerto Rico..........................                             X                   1.00%             1.00%


NOTE: The above premium tax deduction rates are as of January 1, 2001. No premium tax deductions are made for states not listed above. However, premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above lists of states and the applicable tax rates. Consequently, we reserve the right to deduct premium tax when necessary to reflect changes in state tax laws or interpretation.

For a more detailed explanation of the assessment of Premium Taxes, see "Deductions and Charges--Premium Tax."










____________________


(1) "Purchase" in this chart refers to the earlier of partial withdrawal, surrender of the contract, payment of death proceeds or maturity date.

APPENDIX B

GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

    The following is a list of terms and their meanings when used in this prospectus.

ACCOUNT: Phoenix Life Variable Accumulation Account.

ACCOUNT VALUE: The value of all assets held in the Account.

ACCUMULATION UNIT: A standard of measurement for each subaccount used to determine the value of a contract and the interest in the subaccounts prior to the maturity date and amounts held under Annuity Payment Option L.

ACCUMULATION UNIT VALUE: The value of one accumulation unit was set at $1.0000 on the date assets were first allocated to each subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period just ended.

ANNUITANT(S)/JOINT ANNUITANT: There may be one or two annuitants. One is the primary annuitant and the other is considered to be the joint annuitant. Prior to the maturity date, the annuitants may be changed. However, there may be tax consequences.

ANNUITY PAYMENT OPTION: The provisions under which we make a series of annuity payments to the annuitant or other payee, such as Life Annuity with Ten Years Certain. See "Annuity Payment Options."

ANNUITY UNIT: A standard of measurement used in determining the amount of each periodic payment under the variable Annuity Payment Options I, J, K, M and N.

CLAIM DATE: The valuation date following receipt of a certified copy of the death certificate at VPMO.

CONTRACT DATE: The date that the initial premium payment is invested under a contract.

CONTRACT OWNER (OWNER, YOU, YOUR): Usually the person or entity to whom we issue the contract.


CONTRACT VALUE: Prior to the maturity date, the sum of all accumulation units held in the subaccounts of the Account and the value held in the GIA. For Tax-sheltered Annuity plans (as described in Internal Revenue Code (IRC) Section 403(b)) with loans, the contract value is the sum of all accumulation units held in the subaccounts of the Account and the value held in the GIA plus the value held in the Loan Security Account, and less any Loan Debt.


DEATH BENEFIT OPTIONS: The selected death benefit option determines the method of death benefit calculation upon death of the owner or if there are more than one owner, on the earliest death of any of the owners.

FIXED PAYMENT ANNUITY: An annuity providing payments with a fixed dollar amount after the first payment is made.

FUNDS: The Phoenix Edge Series Fund, AIM Variable Insurance Funds, The Alger American Fund, Deutsche Asset Management VIT Funds, Federated Insurance Series, Fidelity(R) Variable Insurance Products, Franklin Templeton Variable Insurance Products Trust, The Universal Institutional Funds, Inc. and Wanger Advisors Trust.

GIA: An investment option under which premium amounts are guaranteed to earn a fixed rate of interest.

LOAN DEBT: Loan Debt is equal to the sum of the outstanding loan balance plus any accrued loan interest.


LOAN SECURITY ACCOUNT: The Loan Security Account is part of the general account and is the sole security for Tax-sheltered Annuity (as described in IRC Section 403(b)) loans. It is increased with all loan amounts taken and reduced by all repayments of loan principal.

MATURITY DATE: The date elected by the owner as to when annuity payments will begin. The maturity date will not be any earlier than the first contract anniversary and no later than the annuitant's 95(th) birthday or ten years from the contract date, unless we agree otherwise. The election is subject to certain conditions described in "The Annuity Period." If more than one annuitant, the primary annuitant's age will be used to determine that maturity date.


MINIMUM INITIAL PAYMENT: The amount that you pay when you purchase a contract. We require minimum initial premium payments of:

[diamond] Nonqualified plans--$10,000     [diamond] Bank draft program--$50     [diamond] Qualified plans--$2,000

MINIMUM SUBSEQUENT PAYMENT: The least amount that you may pay when you make any subsequent premium payments, after the minimum initial payment (see above). The minimum subsequent payment for all contracts is $500 except for the bank draft program, which is $50.

NET ASSET VALUE: Net asset value of a series' shares is computed by dividing the value of the net assets of the series by the total number of series outstanding shares.

PAYMENT UPON DEATH: The obligation of Phoenix under a contract to make a payment on the death of the owner or annuitant anytime: (a) before the maturity date of a contract (see "Payment Upon Death Before Maturity Date") or (b) after the maturity date of a contract (see "Payment Upon Death After Maturity Date").

PHOENIX (OUR, US, WE, COMPANY): Phoenix Life Insurance Company.

SERIES: A separate investment portfolio of a fund.

VALUATION DATE: A valuation date is every day the New York Stock Exchange ("NYSE") is open for trading and Phoenix is open for business.

VARIABLE PAYMENT ANNUITY: An annuity providing payments that vary with the investment experience of the subaccounts.

VPMO: The Variable Products Mail Operations division that receives and processes incoming mail for the Annuity Operations Division.

                                     PART B

                           PHOENIX INVESTOR'S EDGE(SM)

                       STATEMENT OF ADDITIONAL INFORMATION


HOME OFFICE:                                           PHOENIX VARIABLE PRODUCTS
One American Row                                        MAIL OPERATIONS ("VPMO")
Hartford, Connecticut                                                PO Box 8027
                                                Boston, Massachusetts 02266-8027



                   PHOENIX LIFE VARIABLE ACCUMULATION ACCOUNT
                         PHOENIX LIFE INSURANCE COMPANY

                 VARIABLE ACCUMULATION DEFERRED ANNUITY CONTRACT


                                November 16, 2001

    This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated November 16, 2001. You may obtain a copy of the prospectus without charge by contacting Phoenix Life Insurance Company at the above address or by calling 800/541-0171.



                                TABLE OF CONTENTS

                                                                            PAGE

Underwriter..............................................................     2

Performance History......................................................     2


Calculation of Yield and Return..........................................     9

Calculation of Annuity Payments .........................................    10

Experts .................................................................    11


Separate Account Financial Statements....................................  SA-1

Company Financial Statements.............................................   F-1

UNDERWRITER
--------------------------------------------------------------------------------

    PEPCO, an affiliate of Phoenix, offers these contracts on a continuous basis. Because the contract was not available until November 16, 2001, no contracts were sold during fiscal years 1998, 1999 and 2000; therefore PEPCO was not paid for sales of these contracts and retained $0.


PERFORMANCE HISTORY
--------------------------------------------------------------------------------
    From time to time, the Account may include the performance history of any or all subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

    When a subaccount advertises its total return, it usually will be calculated for 1 year, 5 years and 10 years or since inception if the subaccount has not been in existence for at least 10 years. Total return is measured by comparing the value of a hypothetical $1,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for premium taxes (which vary by state) at the beginning of the relevant period.

    For those subaccounts within the Account that have not been available for 1 of the quoted periods, the average annual total return quotations may show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.


   AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 2000 FOR CONTRACTS WITH DEATH BENEFIT OPTION 1
-----------------------------------------------------------------------------------------------------------------
                                                           INCEPTION                                  SINCE
                       SUBACCOUNT                            DATE       1 YEAR  5 YEARS  10 YEARS   INCEPTION
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Aberdeen International Series                    12/07/94     -22.50%  11.23%    9.49%       7.96%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Aberdeen New Asia Series                         09/17/96     -22.65%                       -6.06%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-AIM Mid-Cap Equity Series                        10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Alliance/Bernstein Growth + Value Series         10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche Dow 30 Series                           12/20/99     -13.05%                       -9.92%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche NASDAQ-100 Index(R) Series              08/15/00                                  -41.71%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Duff & Phelps Real Estate Securities Series      05/01/95      22.26%   9.99%               11.80%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Capital Growth Series                   12/07/94     -24.32%  11.64%   14.86%      15.42%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Nifty Fifty Series                      03/02/98     -24.63%                        8.19%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Small & Mid-Cap Growth Series           08/15/00                                  -21.78%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Money Market Series                      12/07/94      -2.09%   3.42%    3.01%       4.49%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Multi-Sector Fixed Income Series         12/07/94      -1.66%   4.27%    7.28%       7.76%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Hollister Value Equity Series                    03/02/98      23.63%                       20.18%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-J.P. Morgan Research Enhanced Index Series       07/14/97     -18.50%                        9.84%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Core Equity Series                         12/20/99     -13.58%                       -9.55%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Flexible Income Series                     12/20/99      -1.70%                       -1.62%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Growth Series                              12/20/99     -18.22%                      -14.23%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Growth Stock Series                10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Trust Series                       10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Value Series                                 10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Morgan Stanley Focus Equity Series               12/20/99     -20.05%                      -15.77%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Balanced Series                         12/07/94      -7.45%   9.82%                9.25%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Growth & Income Series                  03/02/98     -14.02%                        6.72%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Strategic Allocation Series             12/07/94      -7.38%  10.31%   10.76%      10.85%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Global Value Series            11/20/00                                   -3.03%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Mid-Cap Value Series           03/02/98       8.60%                       -6.00%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Small Cap Value Series         11/20/00                                   -0.94%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Mid-Cap Growth Series                     03/02/98       5.49%                       24.73%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Strategic Theme Series                    01/29/96     -18.50%                       19.12%
-----------------------------------------------------------------------------------------------------------------
  AIM V.I. Capital Appreciation Fund                       03/30/01
-----------------------------------------------------------------------------------------------------------------
  AIM V.I. Value Fund                                      03/30/01
-----------------------------------------------------------------------------------------------------------------
  Alger American Leveraged AllCap Portfolio                06/05/00                                  -29.36%
-----------------------------------------------------------------------------------------------------------------
  Deutsche VIT EAFE(R) Equity Index Fund                   07/15/99     -23.28%                       -6.85%
-----------------------------------------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index Fund                       10/29/01
-----------------------------------------------------------------------------------------------------------------
  Federated Fund For U.S. Government Securities II         07/15/99       2.77%                        1.46%
-----------------------------------------------------------------------------------------------------------------
  Federated High Income Bond Fund II                       07/15/99     -16.24%                      -12.71%
-----------------------------------------------------------------------------------------------------------------
  VIP Contrafund(R) Portfolio                              06/05/00                                  -13.61%
-----------------------------------------------------------------------------------------------------------------
  VIP Growth Opportunities Portfolio                       06/05/00                                  -21.17%
-----------------------------------------------------------------------------------------------------------------
  VIP Growth Portfolio                                     06/05/00                                  -20.89%
-----------------------------------------------------------------------------------------------------------------
  Mutual Shares Securities Fund -- Class 2                 11/02/98                                    2.42%
-----------------------------------------------------------------------------------------------------------------
  Templeton Growth Securities Fund -- Class 2              05/01/97                                   -2.79%
-----------------------------------------------------------------------------------------------------------------
  Templeton International Securities Fund -- Class 2       05/01/97     -10.11%                        8.57%
-----------------------------------------------------------------------------------------------------------------
  Technology Portfolio                                     12/20/99     -29.67%                      -23.68%
-----------------------------------------------------------------------------------------------------------------
  Wanger Foreign Forty                                     02/01/99      -9.38%                       31.59%
-----------------------------------------------------------------------------------------------------------------
  Wanger International Small Cap                           05/01/95     -33.60%  17.82%               21.59%
-----------------------------------------------------------------------------------------------------------------
  Wanger Twenty                                            02/01/99       1.27%                       17.50%
-----------------------------------------------------------------------------------------------------------------
  Wanger U.S. Small Cap                                    05/01/95     -15.45%  16.83%               17.65%
-----------------------------------------------------------------------------------------------------------------

The average annual total return is the compounded return that results from holding an initial investment of $1,000 for the time period indicated. Returns for periods greater than 1 year are annualized. Returns are net of investment management fees, daily administrative fees, annual contract fee, mortality and expense risk charges, and deferred surrender charges of 7% deducted from redemptions after 1 year. Surrender charges are based on the age of the deposit. Subaccounts are assumed to have started on the inception date listed. The investment return and principal value of the variable contract will fluctuate so that the accumulated value, when redeemed, may be worth more or less than the original cost.


AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 2000 FOR CONTRACTS WITH DEATH BENEFIT OPTION 2
----------------------------------------------------------------------------------------------------------------
                                                                                                       SINCE
                       SUBACCOUNT                       INCEPTION DATE  1 YEAR   5 YEARS  10 YEARS   INCEPTION
----------------------------------------------------------------------------------------------------------------

  Phoenix-Aberdeen International Series                  12/07/94     -22.62%   11.06%     9.33%      7.80%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Aberdeen New Asia Series                       09/17/96     -22.76%                        -6.20%
----------------------------------------------------------------------------------------------------------------
  Phoenix-AIM Mid-Cap Equity Series                      10/29/01
----------------------------------------------------------------------------------------------------------------
  Phoenix-Alliance/Bernstein Growth + Value Series       10/29/01
----------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche Dow 30 Series                         12/20/99     -13.18%                       -10.06%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche NASDAQ-100 Index(R) Series            08/15/00                                   -41.75%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Duff & Phelps Real Estate Securities Series    05/01/95      22.07%    9.83%               11.63%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Capital Growth Series                 12/07/94     -24.43%   11.48%    14.68%     15.25%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Nifty Fifty Series                    03/02/98     -24.74%                         8.03%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Small & Mid-Cap Growth Series         08/15/00                                   -21.82%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Money Market Series                    12/07/94      -2.25%    3.26%     2.85%      4.34%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Multi-Sector Fixed Income Series       12/07/94      -1.81%    4.11%     7.12%      7.60%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Hollister Value Equity Series                  03/02/98      23.44%                        19.99%
----------------------------------------------------------------------------------------------------------------
  Phoenix-J.P. Morgan Research Enhanced Index Series     07/14/97     -18.62%                         9.68%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Core Equity Series                       12/20/99     -13.71%                        -9.69%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Flexible Income Series                   12/20/99      -1.86%                        -1.78%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Growth Series                            12/20/99     -18.35%                       -14.36%
----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Growth Stock Series              10/29/01
----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Trust Series                     10/29/01
----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Value Series                               10/29/01
----------------------------------------------------------------------------------------------------------------
  Phoenix-Morgan Stanley Focus Equity Series             12/20/99     -20.17%                       -15.89%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Balanced Series                       12/07/94      -7.59%    9.65%                9.08%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Growth & Income Series                03/02/98     -14.15%                         6.55%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Strategic Allocation Series           12/07/94      -7.52%   10.14%    10.60%     10.69%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Global Value Series          11/20/00                                    -3.05%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Mid-Cap Value Series         03/02/98       8.43%                        -6.14%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Small Cap Value Series       11/20/00                                    -0.96%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Mid-Cap Growth Edge Series              03/02/98       5.33%                        24.54%
----------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Strategic Theme Edge Series             01/29/96     -18.62%                        18.94%
----------------------------------------------------------------------------------------------------------------
  AIM V.I. Capital Appreciation Fund                     03/30/01
----------------------------------------------------------------------------------------------------------------
  AIM V.I. Value Fund                                    03/30/01
----------------------------------------------------------------------------------------------------------------
  Alger American Leveraged AllCap Portfolio              06/05/00                                   -29.42%
----------------------------------------------------------------------------------------------------------------
  Deutsche VIT EAFE(R) Equity Index Fund                 07/15/99     -23.39%                        -6.99%
----------------------------------------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index Fund                     10/29/01
----------------------------------------------------------------------------------------------------------------
  Federated Fund For U.S. Government Securities II       07/15/99       2.61%                         1.30%
----------------------------------------------------------------------------------------------------------------
  Federated High Income Bond Fund II                     07/15/99     -16.37%                       -12.84%
----------------------------------------------------------------------------------------------------------------
  VIP Contrafund(R) Portfolio                             06/05/00                                   -13.69%
----------------------------------------------------------------------------------------------------------------
  VIP Growth Opportunities Portfolio                     06/05/00                                   -21.24%
----------------------------------------------------------------------------------------------------------------
  VIP Growth Portfolio                                   06/05/00                                   -20.95%
----------------------------------------------------------------------------------------------------------------
  Mutual Shares Securities Fund -- Class 2               11/02/98                                     2.31%
----------------------------------------------------------------------------------------------------------------
  Templeton Growth Securities Fund -- Class 2            05/01/97                                    -2.90%
----------------------------------------------------------------------------------------------------------------
  Templeton International Securities Fund -- Class 2     05/01/97     -10.24%                         8.41%
----------------------------------------------------------------------------------------------------------------
  Technology Portfolio                                   12/20/99     -29.78%                       -23.80%
----------------------------------------------------------------------------------------------------------------
  Wanger Foreign Forty                                   02/01/99      -9.51%                        31.38%
----------------------------------------------------------------------------------------------------------------
  Wanger International Small Cap                         05/01/95     -33.70%   17.65%               21.41%
----------------------------------------------------------------------------------------------------------------
  Wanger Twenty                                          02/01/99       1.11%                        17.31%
----------------------------------------------------------------------------------------------------------------
  Wanger U.S. Small Cap                                  05/01/95     -15.58%   16.65%               17.47%
----------------------------------------------------------------------------------------------------------------

The average annual total return is the compounded return that results from holding an initial investment of $1,000 for the time period indicated. Returns for periods greater than 1 year are annualized. Returns are net of investment management fees, daily administrative fees, annual contract fee, mortality and expense risk charges, and deferred surrender charges of 7% deducted from redemptions after 1 year. Surrender charges are based on the age of the deposit. Subaccounts are assumed to have started on the inception date listed. The investment return and principal value of the variable contract will fluctuate so that the accumulated value, when redeemed, may be worth more or less than the original cost.

AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 2000 FOR CONTRACTS WITH DEATH BENEFIT OPTION 3
-----------------------------------------------------------------------------------------------------------------
                                                           INCEPTION                                SINCE
                        SUBACCOUNT                           DATE       1 YEAR  5 YEARS 10 YEARS   INCEPTION
-----------------------------------------------------------------------------------------------------------------

  Phoenix-Aberdeen International Series                    12/07/94     -22.73%  10.89%    9.16%       7.64%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Aberdeen New Asia Series                         09/17/96     -22.88%                       -6.34%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-AIM Mid-Cap Equity Series                        10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Alliance/Bernstein Growth + Value Series         10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche Dow 30 Series                           12/20/99     -13.31%                      -10.19%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche NASDAQ-100 Index(R) Series              08/15/00                                  -41.78%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Duff & Phelps Real Estate Securities Series      05/01/95      21.88%   9.66%               11.46%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Capital Growth Series                   12/07/94     -24.55%  11.31%   14.51%      15.07%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Nifty Fifty Series                      03/02/98     -24.85%                        7.86%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Small & Mid-Cap Growth Series           08/15/00                                  -21.87%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Money Market Series                      12/07/94      -2.40%   3.11%    2.70%       4.18%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Multi-Sector Fixed Income Series         12/07/94      -1.97%   3.96%    6.96%       7.44%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Hollister Value Equity Series                    03/02/98      23.25%                       19.81%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-J.P. Morgan Research Enhanced Index Series       07/14/97     -18.74%                        9.51%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Core Equity Series                         12/20/99     -13.84%                       -9.82%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Flexible Income Series                     12/20/99      -2.02%                       -1.93%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Growth Series                              12/20/99     -18.47%                      -14.49%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Growth Stock Series                10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Trust Series                       10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Value Series                                 10/29/01
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Morgan Stanley Focus Equity Series               12/20/99     -20.29%                      -16.02%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Balanced Series                         12/07/94      -7.73%   9.49%                8.92%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Growth & Income Series                  03/02/98     -14.27%                        6.39%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Strategic Allocation Series             12/07/94      -7.66%   9.98%   10.43%      10.52%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Global Value Series            11/20/00                                   -3.06%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Mid-Cap Value Series           03/02/98       8.26%                       -6.28%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Small Cap Value Series         11/20/00                                   -0.98%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Mid-Cap Growth Series                     03/02/98       5.16%                       24.35%
-----------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Strategic Theme Series                    01/29/96     -18.74%                       18.77%
-----------------------------------------------------------------------------------------------------------------
  AIM V.I. Capital Appreciation Fund                       03/30/01
-----------------------------------------------------------------------------------------------------------------
  AIM V.I. Value Fund                                      03/30/01
-----------------------------------------------------------------------------------------------------------------
  Alger American Leveraged AllCap Portfolio                06/05/00                                  -29.48%
-----------------------------------------------------------------------------------------------------------------
  Deutsche VIT EAFE(R) Equity Index Fund                   07/15/99     -23.51%                       -7.13%
-----------------------------------------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index Fund                       10/29/01
-----------------------------------------------------------------------------------------------------------------
  Federated Fund For U.S. Government Securities II         07/15/99       2.45%                        1.14%
-----------------------------------------------------------------------------------------------------------------
  Federated High Income Bond Fund II                       07/15/99     -16.49%                      -12.97%
-----------------------------------------------------------------------------------------------------------------
  VIP Contrafund(R) Portfolio                              06/05/00                                  -13.76%
-----------------------------------------------------------------------------------------------------------------
  VIP Growth Opportunities Portfolio                       06/05/00                                  -21.30%
-----------------------------------------------------------------------------------------------------------------
  VIP Growth Portfolio                                     06/05/00                                  -21.02%
-----------------------------------------------------------------------------------------------------------------
  Mutual Shares Securities Fund -- Class 2                 11/02/98                                    2.20%
-----------------------------------------------------------------------------------------------------------------
  Templeton Growth Securities Fund -- Class 2              05/01/97                                   -3.00%
-----------------------------------------------------------------------------------------------------------------
  Templeton International Securities Fund -- Class 2       05/01/97     -10.38%                        8.24%
-----------------------------------------------------------------------------------------------------------------
  Technology Portfolio                                     12/20/99     -29.88%                      -23.91%
-----------------------------------------------------------------------------------------------------------------
  Wanger Foreign Forty                                     02/01/99      -9.65%                       31.18%
-----------------------------------------------------------------------------------------------------------------
  Wanger International Small Cap                           05/01/95     -33.80%  17.47%               21.22%
-----------------------------------------------------------------------------------------------------------------
  Wanger Twenty                                            02/01/99       0.95%                       17.13%
-----------------------------------------------------------------------------------------------------------------
  Wanger U.S. Small Cap                                    05/01/95     -15.70%  16.48%               17.30%
-----------------------------------------------------------------------------------------------------------------

The average annual total return is the compounded return that results from holding an initial investment of $1,000 for the time period indicated. Returns for periods greater than 1 year are annualized. Returns are net of investment management fees, daily administrative fees, annual contract fee, mortality and expense risk charges, and deferred surrender charges of 7% deducted from redemptions after 1 year. Surrender charges are based on the age of the deposit. Subaccounts are assumed to have started on the inception date listed. The investment return and principal value of the variable contract will fluctuate so that the accumulated value, when redeemed, may be worth more or less than the original cost.

         ANNUAL TOTAL RETURN FOR CONTRACTS WITH DEATH BENEFIT OPTION 1

 ----------------------------------------------------------------------------------------------------------------------------------
                   SUBACCOUNT                     1991     1992     1993    1994    1995   1996    1997    1998     1999    2000
 ----------------------------------------------------------------------------------------------------------------------------------

   Phoenix-Aberdeen International Series          17.78%  -14.26%   36.21%  -1.58%  7.81%  16.71%  10.22%  25.85%   27.40% -17.19%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Aberdeen New Asia Series                                                               -33.51%  -6.02%   48.53% -17.34%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-AIM Mid-Cap Equity Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Alliance/Bernstein Growth + Value
   Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Deutsche Dow 30 Series                                                                                           -7.10%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Deutsche NASDAQ-100 Index(R) Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Duff & Phelps Real Estate Securities
   Series                                                                                  30.93%  20.07% -22.50%    3.07%  28.66%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Engemann Capital Growth Series         40.44%    8.49%   17.76%  -0.19% 28.76%  10.74%  19.11%  27.89%   27.57% -19.13%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Engemann Nifty Fifty Series                                                                              30.01% -19.46%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Engemann Small & Mid-Cap Growth
   Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Goodwin Money Market Series             4.25%    1.88%    1.20%   2.15%  3.98%   3.30%   3.47%   3.38%    3.11%   4.31%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Goodwin Multi-Sector Fixed Income
   Series                                         17.64%    8.28%   14.03%  -7.01% 21.53%  10.57%   9.28%  -5.72%    3.73%   4.74%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Hollister Value Equity Series                                                                            22.30%  30.03%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-J.P. Morgan Research Enhanced Index
   Series                                                                                                  29.53%   16.89% -12.92%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Janus Core Equity Series                                                                                         -7.67%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Janus Flexible Income Series                                                                                      4.70%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Janus Growth Series                                                                                             -12.62%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-MFS Investors Growth Stock Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-MFS Investors Trust Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-MFS Value Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Morgan Stanley Focus Equity Series                                                                              -14.58%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Oakhurst Balanced Series                                  6.84%  -4.43% 21.34%   8.75%  16.02%  17.07%    9.75%  -1.13%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Oakhurst Growth & Income Series                                                                          15.10%  -8.14%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Oakhurst Strategic Allocation Series   27.22%    8.85%    9.20%  -3.05% 16.31%   7.26%  18.77%  18.82%    9.45%  -1.06%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Sanford Bernstein Global Value Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Sanford Bernstein Mid-Cap Value
   Series                                                                                                          -11.76%  15.00%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Sanford Bernstein Small Cap Value
   Series
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Seneca Mid-Cap Growth Series                                                                             43.27%  11.89%
 ----------------------------------------------------------------------------------------------------------------------------------
   Phoenix-Seneca Strategic Theme Series                                                           15.27%  42.34%   52.48% -12.92%
 ----------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Capital Appreciation Fund                                        0.82% 33.47%  15.64%  11.65%  17.35%   42.25% -12.36%
 ----------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Value Fund                                                       2.34% 34.03%  13.13%  21.67%  30.24%   27.77% -16.04%
 ----------------------------------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap Portfolio                                               10.19%  17.72%  55.25%   75.15% -26.07%
 ----------------------------------------------------------------------------------------------------------------------------------
   Deutsche VIT EAFE(R) Equity Index Fund                                                                  19.62%   25.55% -18.02%
 ----------------------------------------------------------------------------------------------------------------------------------
   Deutsche VIT Equity 500 Index Fund                                                                      26.61%   18.42% -10.72%
 ----------------------------------------------------------------------------------------------------------------------------------
   Federated Fund For U.S. Government
   Securities II                                                                    6.99%   2.48%   6.80%   5.90%   -2.22%   9.17%
 ----------------------------------------------------------------------------------------------------------------------------------
   Federated High Income Bond Fund II                                              18.42%  12.43%  11.97%   1.02%    0.64% -10.51%
 ----------------------------------------------------------------------------------------------------------------------------------
   VIP Contrafund(R) Portfolio                                                                             27.81%   22.12%  -8.24%
 ----------------------------------------------------------------------------------------------------------------------------------
   VIP Growth Opportunities Portfolio                                                                      22.47%    2.48% -18.54%
 ----------------------------------------------------------------------------------------------------------------------------------
   VIP Growth Portfolio                                                                                    37.10%   35.04% -12.52%
 ----------------------------------------------------------------------------------------------------------------------------------
   Mutual Shares Securities Fund -- Class 2                                                        17.38%  -0.24%   13.52%  12.42%
 ----------------------------------------------------------------------------------------------------------------------------------
   Templeton Growth Securities Fund -- Class 2                                     10.60%  18.98%  11.37%   6.93%   18.86%  -0.18%
 ----------------------------------------------------------------------------------------------------------------------------------
   Templeton International Securities Fund --
   Class 2                                                          44.61%  -4.09% 13.60%  21.72%  11.80%   7.26%   21.24%  -3.96%
 ----------------------------------------------------------------------------------------------------------------------------------
   Technology Portfolio                                                                                                    -24.84%
 ----------------------------------------------------------------------------------------------------------------------------------
   Wanger Foreign Forty                                                                                                     -3.18%
 ----------------------------------------------------------------------------------------------------------------------------------
   Wanger International Small Cap                                                          29.87%  -3.08%  14.44%  122.82% -29.04%
 ----------------------------------------------------------------------------------------------------------------------------------
   Wanger Twenty                                                                                                              7.67%
 ----------------------------------------------------------------------------------------------------------------------------------
   Wanger U.S. Small Cap                                                                   44.22%  27.32%   6.92%   23.04%  -9.67%

 ----------------------------------------------------------------------------------------------------------------------------------

Annual Total Returns are net of investment management fees, daily administrative fees, and mortality and expense risk charges.

THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

         ANNUAL TOTAL RETURN FOR CONTRACTS WITH DEATH BENEFIT OPTION 2

-----------------------------------------------------------------------------------------------------------------------------------
                  SUBACCOUNT                     1991     1992    1993    1994    1995     1996    1997    1998     1999    2000
-----------------------------------------------------------------------------------------------------------------------------------

  Phoenix-Aberdeen International Series          17.60%  -14.39%  36.00%  -1.73%   7.64%   16.54%  10.05%  25.66%   27.21% -17.32%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Aberdeen New Asia Series                                                                -33.61%  -6.16%   48.31% -17.47%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-AIM Mid-Cap Equity Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Alliance/Bernstein Growth + Value
  Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche Dow 30 Series                                                                                             -7.24%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche NASDAQ-100 Index(R) Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Duff & Phelps Real Estate
  Securities Series                                                                        30.74%  19.89% -22.62%    2.91%  28.47%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Capital Growth Series         40.23%    8.33%  17.58%  -0.34%  28.57%   10.57%  18.93%  27.70%   27.38% -19.25%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Nifty Fifty Series                                                                               29.82% -19.58%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Small & Mid-Cap Growth
  Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Money Market Series             4.10%    1.73%   1.04%   2.00%   3.82%    3.15%   3.31%   3.22%    2.96%   4.15%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Multi-Sector Fixed Income
  Series                                         17.47%    8.12%  13.86%  -7.15%  21.35%   10.41%   9.11%  -5.86%    3.58%   4.59%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Hollister Value Equity Series                                                                             22.12%  29.84%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-J.P. Morgan Research Enhanced Index
  Series                                                                                                   29.34%   16.71% -13.05%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Core Equity Series                                                                                          -7.81%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Flexible Income Series                                                                                       4.54%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Growth Series                                                                                              -12.76%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Growth Stock Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Trust Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Value Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Morgan Stanley Focus Equity Series                                                                                -14.71%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Balanced Series                                 6.68%  -4.57%  21.16%    8.58%  15.84%  16.90%    9.59%  -1.28%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Growth & Income Series                                                                           14.93%  -8.27%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Strategic Allocation Series   27.03%    8.68%   9.04%  -3.19%  16.14%    7.10%  18.59%  18.64%    9.28%  -1.20%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Global Value
  Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Mid-Cap Value
  Series                                                                                                           -11.89%  14.83%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Small Cap Value
  Series
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Mid-Cap Growth Series                                                                              43.06%  11.73%
-----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Strategic Theme Series                                                            15.10%  42.13%   52.25% -13.05%
-----------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Capital Appreciation Fund                                       0.67%  33.27%   15.47%  11.48%  17.18%   42.04% -12.50%
-----------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Value Fund                                                      2.19%  33.83%   12.95%  21.48%  30.05%   27.58% -16.17%
-----------------------------------------------------------------------------------------------------------------------------------
  Alger American Leveraged AllCap Portfolio                                                10.02%  17.54%  55.02%   74.89% -26.18%
-----------------------------------------------------------------------------------------------------------------------------------
  Deutsche VIT EAFE(R) Equity Index Fund                                                                     19.44%   25.36% -18.14%
-----------------------------------------------------------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index Fund                                                                        26.42%  18.24% -10.85%
-----------------------------------------------------------------------------------------------------------------------------------
  Federated Fund For U.S. Government
  Securities II                                                                    6.83%    2.33%   6.64%   5.74%   -2.37%   9.01%
-----------------------------------------------------------------------------------------------------------------------------------
  Federated High Income Bond Fund II                                              18.24%   12.26%  11.80%   0.87%    0.49% -10.65%
-----------------------------------------------------------------------------------------------------------------------------------
  VIP Contrafund(R) Portfolio                                                                              27.62%   21.93%  -8.38%
-----------------------------------------------------------------------------------------------------------------------------------
  VIP Growth Opportunities Portfolio                                                                       22.29%    2.32% -18.66%
-----------------------------------------------------------------------------------------------------------------------------------
  VIP Growth Portfolio                                                                                     36.89%   34.84% -12.65%
-----------------------------------------------------------------------------------------------------------------------------------
  Mutual Shares Securities Fund -- Class 2                                                         17.21%  -0.39%   13.35%  12.26%
-----------------------------------------------------------------------------------------------------------------------------------
  Templeton Growth Securities Fund -- Class 2                                     10.44%   18.80%  11.20%   6.77%   18.68%  -0.33%
-----------------------------------------------------------------------------------------------------------------------------------
  Templeton International Securities Fund --                      44.40%  -4.23%  13.43%   21.54%  11.64%   7.10%   21.05%  -4.11%
  Class
-----------------------------------------------------------------------------------------------------------------------------------
  Technology Portfolio                                                                                                     -24.96%
-----------------------------------------------------------------------------------------------------------------------------------
  Wanger Foreign Forty                                                                                                      -3.33%
-----------------------------------------------------------------------------------------------------------------------------------
  Wanger International Small Cap                                                           29.67%  -3.22%  14.26%  122.49% -29.14%
-----------------------------------------------------------------------------------------------------------------------------------
  Wanger Twenty                                                                                                               7.51%
-----------------------------------------------------------------------------------------------------------------------------------
  Wanger U.S. Small Cap                                                                    44.01%  27.13%   6.75%   22.85%  -9.80%
-----------------------------------------------------------------------------------------------------------------------------------


Annual Total Returns are net of investment management fees, daily administrative fees, and mortality and expense risk charges.

THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

         ANNUAL TOTAL RETURN FOR CONTRACTS WITH DEATH BENEFIT OPTION 3

 ----------------------------------------------------------------------------------------------------------------------------------
                   SUBACCOUNT                     1991     1992    1993    1994   1995    1996    1997    1998    1999     2000
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Aberdeen International Series           17.42%  -14.52%  35.80% -1.88%   7.48% 16.36%    9.89%  25.47%  27.02%  -17.44%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Aberdeen New Asia Series                                                               -33.71%  -6.30%  48.08%  -17.59%
----------------------------------------------------------------------------------------------------------------------------------

  Phoenix-AIM Mid-Cap Equity Series

----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Alliance/Bernstein Growth + Value
  Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche Dow 30 Series                                                                                           -7.38%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Deutsche NASDAQ-100 Index(R) Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Duff & Phelps Real Estate Securities
  Series                                                                                 30.54%   19.71% -22.73%   2.76%   28.28%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Capital Growth Series          40.02%    8.17%  17.41% -0.49%  28.38% 10.40%   18.76%  27.51%  27.18%  -19.37%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Nifty Fifty Series                                                                             29.63%  -19.70%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Engemann Small & Mid-Cap Growth Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Money Market Series              3.94%    1.58%   0.89%  1.84%   3.67%  2.99%    3.16%   3.07%   2.80%    4.00%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Goodwin Multi-Sector Fixed Income
  Series                                          17.29%    7.96%  13.68% -7.29%  21.17% 10.24%    8.95%  -6.00%   3.42%    4.43%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Hollister Value Equity Series                                                                           21.94%   29.65%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-J.P. Morgan Research Enhanced Index
  Series                                                                                                  29.14%  16.54%  -13.18%
----------------------------------------------------------------------------------------------------------------------------------

  Phoenix-Janus Core Equity Series                                                                                         -7.94%

----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Flexible Income Series                                                                                      4.38%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Janus Growth Series                                                                                             -12.89%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Growth Stock Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Investors Trust Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-MFS Value Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Morgan Stanley Focus Equity Series                                                                              -14.83%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Balanced Series                                  6.52% -4.71%  20.98%  8.42%   15.67%  16.72%   9.42%   -1.42%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Growth & Income Series                                                                         14.76%   -8.41%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Oakhurst Strategic Allocation Series    26.84%    8.52%   8.87% -3.34%  15.97%  6.94%   18.42%  18.47%   9.12%   -1.35%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Global Value Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Mid-Cap Value Series                                                                 -12.02%   14.66%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Sanford Bernstein Small Cap Value
  Series
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Mid-Cap Growth Series                                                                            42.84%   11.56%
----------------------------------------------------------------------------------------------------------------------------------
  Phoenix-Seneca Strategic Theme Series                                                           14.92%  41.92%  52.02%  -13.18%
----------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Capital Appreciation Fund                                       0.52%  33.07% 15.29%   11.31%  17.00%  41.82%  -12.63%
----------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Value Fund                                                      2.03%  33.63% 12.78%   21.30%  29.85%  27.39%  -16.29%
----------------------------------------------------------------------------------------------------------------------------------
  Alger American Leveraged AllCap Portfolio                                               9.86%   17.37%  54.79%  74.63%  -26.29%
----------------------------------------------------------------------------------------------------------------------------------
  Deutsche VIT EAFE(R) Equity Index Fund                                                                  19.26%  25.17%  -18.26%
----------------------------------------------------------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index Fund                                                                      26.23%  18.06%  -10.98%
----------------------------------------------------------------------------------------------------------------------------------
  Federated Fund For U.S. Government Securities
  II                                                                               6.67%  2.17%    6.48%   5.58%  -2.51%    8.85%
----------------------------------------------------------------------------------------------------------------------------------
  Federated High Income Bond Fund II                                              18.06% 12.09%   11.63%   0.72%   0.34%  -10.78%
----------------------------------------------------------------------------------------------------------------------------------
  VIP Contrafund(R) Portfolio                                                                             27.43%  21.75%   -8.51%
----------------------------------------------------------------------------------------------------------------------------------
  VIP Growth Opportunities Portfolio                                                                      22.10%   2.17%  -18.78%
----------------------------------------------------------------------------------------------------------------------------------
  VIP Growth Portfolio                                                                                    36.69%  34.64%  -12.78%
----------------------------------------------------------------------------------------------------------------------------------
  Mutual Shares Securities Fund -- Class 2                                                        17.03%  -0.54%  13.18%   12.09%
----------------------------------------------------------------------------------------------------------------------------------
  Templeton Growth Securities Fund -- Class 2                                     10.28% 18.63%   11.03%   6.60%  18.50%   -0.48%
----------------------------------------------------------------------------------------------------------------------------------
  Templeton International Securities Fund --
  Class 2                                                          44.18% -4.38%  13.26% 21.36%   11.47%   6.94%  20.87%   -4.25%
----------------------------------------------------------------------------------------------------------------------------------
  Technology Portfolio                                                                                                    -25.07%
----------------------------------------------------------------------------------------------------------------------------------
  Wanger Foreign Forty                                                                                                     -3.47%
----------------------------------------------------------------------------------------------------------------------------------
  Wanger International Small Cap                                                         29.47%   -3.37%  14.09% 122.16%  -29.25%
----------------------------------------------------------------------------------------------------------------------------------
  Wanger Twenty                                                                                                             7.35%
----------------------------------------------------------------------------------------------------------------------------------
  Wanger U.S. Small Cap                                                                  43.79%   26.94%   6.59%  22.67%   -9.94%
----------------------------------------------------------------------------------------------------------------------------------

Annual Total Returns are net of investment management fees, daily administrative fees, and mortality and expense risk charges.

THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE

CALCULATION OF YIELD AND RETURN
--------------------------------------------------------------------------------
    Yield of the Phoenix-Goodwin Money Market Subaccount. We summarize the following information in the prospectus under the heading "Performance History." We calculate the yield of the Phoenix-Goodwin Money Market Subaccount for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.

    The net change in value of the hypothetical account includes the daily net investment income of the account (after expenses), but does not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

    The yield/return calculations include a mortality and expense risk charge equal to either .775% (Option 1), 1.125% (Option 2) or 1.225% (Option 3) on an annual basis, and a daily administrative fee equal to 0.125% on an annual basis.

    The Phoenix-Goodwin Money Market Subaccount return and effective yield will vary in response to fluctuations in interest rates and in the expenses of the subaccount.

    We do not include the maximum annual administrative fee in calculating the current return and effective yield. Should such a fee apply to your account, current return and/or effective yield for your account could be reduced.

 Example Calculations:
  The following examples of a return/yield calculations for the Phoenix-Goodwin Money Market Subaccount were based on the 7-day period ending December 31, 2000:


  CONTRACTS WITH DEATH BENEFIT OPTION 1
  Value of hypothetical pre-existing account with
    exactly one Unit at the beginning of the period:  $1.000000

  Value of the same account (excluding capital
    changes) at the end of the 7-day period:......     1.000953
  Calculation:
    Ending account value..........................     1.000953
    Less beginning account value..................     1.000000
    Net change in account value...................     0.000953

  Base period return:

    (net change/beginning account value)..........     0.000953
  Current yield = return x (365/7) =..............        4.97%
  Effective yield = [(1 + return)365/7] -1 =......        5.09%



CONTRACTS WITH DEATH BENEFIT OPTION 2:

Value of hypothetical pre-existing account with
   exactly one unit at the beginning of the
   period:.......................................     $1.000000
Value of the same account (excluding capital

   changes) at

   the end of the 7-day period:..................      1.000932
Calculation:
   Ending account value..........................      1.000932
   Less beginning account value..................      1.000000
   Net change in account value...................      0.000932

Base period return:

   (net change/beginning account value)..........      0.000932
Current yield = return x (365/7) =...............         4.86%
Effective yield = [(1 + return)365/7] -1 =.......         4.98%


CONTRACTS WITH DEATH BENEFIT OPTION 3:

Value of hypothetical pre-existing account with
   exactly one unit at the beginning of the
   period:.......................................     $1.000000
Value of the same account (excluding capital
   changes) at the end of the 7-day period:......      1.000912
Calculation:
   Ending account value..........................      1.000912
   Less beginning account value..................      1.000000
   Net change in account value...................      0.000912
Base period return:
   (net change/beginning account value)..........      0.000912
Current yield = return x (365/7) =...............         4.76%
Effective yield = [(1 + return)365/7] -1 =.......         4.87%


    Yields and total returns may be higher or lower than in the past and there is no assurance that any historical results will continue.

    Calculation of Total Return. We summarize the following information in the prospectus under the heading, "Performance History." Total return measures the change in value of a subaccount investment over a stated period. We compute total returns by finding the average annual compounded rates of return over the 1-, 5- and 10-year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return includes the following steps:

(1) We assume a hypothetical $1,000 initial investment in the subaccount;

(2) We determine the value the hypothetical initial investment would have were it redeemed at the end of each period. All recurring fees and any applicable contingent deferred sales charge are deducted. This figure is the ending redeemable value (ERV in the formula given below);

(3) We divide this value by the initial $1,000 investment, resulting in ratio of the ending redeemable value to the initial value for that period;

(4) To get the average annual total return we take the n(th) root of the ratio from step (3), where n equals the number of years in that period (e.g., 1, 5, 10), and subtract one.

 The formula in mathematical terms is:

 R = ((ERV / II)(1/n)) - 1

 Where:
    II       =     a hypothetical initial payment of $1,000
    R        =     average annual total return for the period
    n        =     number of years in the period
    ERV      =     ending redeemable value of the hypothetical
                   $1,000 for the period [see (2) and (3) above]

We normally calculate total return for 1-year, 5-year and 10-year periods for each subaccount. If a subaccount has not been available for at least 10 years, we will provide total returns for other relevant periods.

PERFORMANCE INFORMATION
    Advertisements, sale literature and other communications may contain information about series' or advisor's current investment strategies and management style. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may wish to make known a series' specific portfolio holdings or holdings in specific industries. A fund may also separately illustrate the income and capital gain portions of a series' total return. Performance might also be advertised by breaking down returns into equity and debt components. A series may compare its equity or bond return figure to any of a number of well-known benchmarks of market performance, including, but not limited to:

    The Dow Jones Industrial Average(SM)
    First Boston High Yield Index
    Salomon Brothers Corporate Index
    Salomon Brothers Government Bond Index
    The Standard & Poor's 500 Index (S&P 500)

    Each subaccount may include its yield and total return in advertisements or communications with current or prospective contract owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

    Lipper Analytical Services
    Morningstar, Inc.
    Thomson Financial

    A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

    Barrons
    Business Week
    Changing Times
    Forbes
    Fortune
    Consumer Reports
    Investor's Business Daily
    Financial Planning
    Financial Services Weekly
    Money
    The New York Times
    Personal Investor
    Registered Representative
    U.S. News and World Report
    The Wall Street Journal

    A fund may also illustrate the benefits of tax deferral by comparing taxable investments with investments through tax-deferred retirement plans.

    The total return and yield may be used to compare the performance of the subaccounts with certain commonly used standards for stock and bond market performance. Such indexes include, but are not limited to:

    The Dow Jones Industrial Average(SM)
    First Boston High Yield Index
    Salomon Brothers Corporate Index
    Salomon Brothers Government Bond Index
    The S&P 500


    The Dow Jones Industrial Average(SM) (DJIA(SM)) is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA(SM) are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA(SM).

    The S&P 500 is a market-value weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.


    Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the Dow Jones Industrial Average(SM)) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

CALCULATION OF ANNUITY PAYMENTS
--------------------------------------------------------------------------------
    See your prospectus in the section titled "The Annuity Period" for a description of the annuity options.

    You may elect a payment option by written request as described in your prospectus. If you do not elect an option, amounts held under the contract will be applied to provide a Variable Life Annuity with 10-Year Period Certain (Option

I) on the maturity date. You may not change your election after the first annuity payment.

FIXED ANNUITY PAYMENTS
    Fixed annuity payments are determined by the total dollar value for all subaccounts' accumulation units, all amounts held in the GIA and the MVA Account. For each contract the resulting dollar value is then multiplied by the applicable annuity purchase rate, which reflects the age (and sex for nontax-qualified plans) of the annuitant or annuitants, for the fixed payment annuity option selected.

    The guaranteed annuity payment rates will be no less favorable than the following: under Annuity Payment Options A, B, D, E and F, rates are based on the 1983a Individual Annuity Mortality Table (1983 IAM -- The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities), projected with projection scale G to the year 2040 and an interest rate of 3%. The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities. Under Annuity Payment Options G and H the guaranteed interest rate is 3%.

    It is possible that we may have more favorable (i.e., higher-paying) rates in effect on the maturity date.

VARIABLE ANNUITY PAYMENTS
    Under Annuity Payment Options I, J, K, M and N, the amount of the first payment is equal to the amount held under the selected option in each Subaccount, divided by $1,000 and then multiplied by the applicable payment option rate. The first payment equals the sum of the amounts provided by each subaccount.

    In each subaccount, the number of fixed annuity units is determined by dividing the amount of the initial payment provided by that subaccount by the annuity unit value for that subaccount on the first payment calculation date. Thereafter, the number of fixed annuity units in each subaccount remains unchanged unless you transfer funds to or from the subaccount. If you transfer funds to or from a subaccount, the number of fixed annuity units will change in proportion to the change in value of the subaccount as a result of the transfer. The number of fixed annuity units will change effective with the transfer, but will remain fixed in number following the transfer.

    Second and subsequent payments are determined by multiplying the number of fixed annuity units for each subaccount by the annuity unit value for that subaccount on the payment calculation date. The total payment will equal the sum of the amounts provided by each subaccount. The amount of second and subsequent payments will vary with the investment experience of the subaccounts and may be either higher or lower than the first payment.

    Under Annuity Payment Option L, we determine the amount of the annual distribution by dividing the amount of contract value held under this option on December 31 of the previous year by the life expectancy of the annuitant or the joint life expectancy of the annuitant and joint annuitant at that time.

    Under Annuity Payment Options I, J, M and N, the applicable payment option rate used to determine the first payment amount will not be less than the rate based on the 1983a Individual Annuity Mortality Table projected with projection scale G to the year 2040, with continued projection thereafter and the assumed investment rate. Under Annuity Payment Option K, the payment option rate will be based on the number of payments to be made during the specified period and the assumed investment rate.

    We guarantee that neither expenses actually incurred, other than taxes on investment return, nor mortality actually experienced, shall adversely affect the dollar amount of variable annuity payments.

    We deduct a daily charge for mortality and expense risks and a daily administrative fee from contract values held in the subaccounts. See your prospectus in the section titled "Deductions and Charges." Electing Option K will result in a mortality risk deduction being made even though we assume no mortality risk under that option.

EXPERTS
--------------------------------------------------------------------------------

    The consolidated financial statements of Phoenix Home Life Mutual Insurance Company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


    Richard J. Wirth, Counsel, and Brian A. Giantonio, Counsel, Phoenix Life Insurance Company, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.

     PHOENIX LIFE VARIABLE
     ACCUMULATION ACCOUNT
     FINANCIAL STATEMENTS


     AS THERE WERE NO CONTRACT SALES IN 2000, THERE ARE NO FINANCIAL STATEMENTS FOR THESE SUBACCOUNTS AS OF DECEMBER 31, 2000.

       PHOENIX HOME LIFE MUTUAL
       INSURANCE COMPANY
       CONSOLIDATED FINANCIAL STATEMENTS
       DECEMBER 31, 2000

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Report of Independent Accountants ..................................................................    F-3

Consolidated Balance Sheet as of December 31, 1999 and 2000.........................................    F-4

Consolidated Statement of Income, Comprehensive Income and Equity for the years
   ended December 31, 1998, 1999 and 2000...........................................................    F-5

Consolidated Statement of Cash Flows for the years ended December 31, 1998, 1999 and 2000...........    F-6

Notes to Consolidated Financial Statements.......................................................F-8 - F-58

[LOGO OMITTED] PRICEWATERHOUSECOOOPERS PWC

--------------------------------------------------------------------------------
                                                   PRICEWATERHOUSECOOPERS LLP
                                                   100 Pearl Street
                                                   Hartford CT 06103-4508
                                                   Telephone     (860) 241 7000
                                                   Facsimile     (860) 241 7590




                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Policyholders of
Phoenix Home Life Mutual Insurance Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income and equity and of cash flows present fairly, in all material respects, the financial position of Phoenix Home Life Mutual Insurance Company and its subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/S/PricewaterhouseCoopers LLP


February 15, 2001

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                         AS OF DECEMBER 31,
                                                                                 ----------------------------------
                                                                                        1999              2000
                                                                                 --------------      --------------
                                                                                             (IN MILLIONS)
Assets:
Investments
    Held-to-maturity debt securities, at amortized cost                          $      1,958.2      $      2,109.6
    Available-for-sale debt securities, at fair value                                   5,506.8             5,949.0
    Equity securities, at fair value                                                      437.2               335.5
    Mortgage loans                                                                        716.8               593.4
    Real estate                                                                            92.0                77.9
    Policy loans                                                                        2,042.6             2,105.2
    Venture capital partnerships                                                          338.1               467.3
    Other invested assets                                                                 188.0               235.7
    Short-term investments                                                                133.4               547.2
                                                                                 --------------      --------------
       Total investments                                                               11,413.1            12,420.8

Cash and cash equivalents                                                                 187.6               176.6
Accrued investment income                                                                 174.9               194.5
Deferred policy acquisition costs                                                       1,318.8             1,019.0
Premiums, accounts and notes receivable                                                   119.2               155.8
Reinsurance recoverables                                                                   18.8                16.6
Property and equipment, net                                                               137.7               122.2
Goodwill and other intangible assets, net                                                 593.3               595.9
Investments in unconsolidated subsidiaries                                                160.7               159.9
Net assets of discontinued operations (Note 13)                                           187.6                25.5
Other assets                                                                               51.4                49.8
Separate account assets                                                                 5,923.9             5,376.6
                                                                                 --------------      --------------
    Total assets                                                                 $     20,287.0      $     20,313.2
                                                                                 ==============      ==============



Liabilities:
    Policy liabilities and accruals                                              $     10,899.8      $     11,372.6
    Policyholder deposit funds                                                            538.2               678.4
    Notes payable                                                                         499.4               425.4
    Deferred income taxes                                                                  83.3                 9.4
    Other liabilities                                                                     486.3               473.0
    Separate account liabilities                                                        5,923.9             5,376.6
                                                                                 --------------      --------------
       Total liabilities                                                               18,430.9            18,335.4
                                                                                 --------------      --------------

Contingent liabilities (Note 21)

Minority interest in net assets of consolidated subsidiaries                              100.1               136.9
                                                                                 --------------      --------------
Equity:
    Retained earnings                                                                   1,731.5             1,820.7
    Accumulated other comprehensive income                                                 24.5                20.2
                                                                                 --------------      --------------
       Total equity                                                                     1,756.0             1,840.9

       Total liabilities and equity                                              $     20,287.0      $     20,313.2
                                                                                 ==============      ==============



        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                  1998               1999                  2000
                                                             ----------------   ----------------     --------------
                                                                                 (IN MILLIONS)
Revenues
  Premiums                                                   $       1,175.8    $       1,175.7      $      1,147.4
  Insurance and investment product fees                                537.5              574.6               631.0
  Net investment income                                                859.6              953.1             1,127.4
  Net realized investment gains                                         58.2               75.8                89.2
                                                             ---------------    ---------------      --------------
    Total revenues                                                   2,631.1            2,779.2             2,995.0
                                                             ---------------    ---------------      --------------

Benefits and expenses
  Policy benefits and increase in policy liabilities                 1,409.8            1,373.1             1,409.8
  Policyholder dividends                                               351.6              360.5               378.0
  Amortization of deferred policy acquisition costs                    138.0              147.9               356.0
  Amortization of goodwill and other intangible assets                  28.8               40.1                36.9
  Interest expense                                                      29.8               34.0                32.7
  Other operating expenses                                             516.3              557.9               626.3
                                                             ---------------    ---------------      --------------
    Total benefits and expenses                                      2,474.3            2,513.5             2,839.7
                                                             ---------------    ---------------      --------------
Income from continuing operations before income taxes,                 156.8              265.7               155.3
  minority interest and equity in earnings of and
  interest earned from investments in unconsolidated
  subsidiaries

Income taxes                                                            56.0               99.0                55.4
                                                             ---------------    ---------------      --------------
Income from continuing operations before minority                      100.8              166.7                99.9
  interest and equity in earnings of and interest earned
  from investments in unconsolidated subsidiaries

Minority interest in net income of consolidated
subsidiaries                                                            10.5               10.1                14.1
Equity in earnings of and interest earned from
  investments in unconsolidated subsidiaries                             1.6                5.5                 9.0
                                                             ---------------    ---------------      --------------

Income from continuing operations                                       91.9              162.1                94.8

Discontinued operations (Note 13)
  Income from discontinued operations, net of income taxes              45.2               36.1                 9.4
  Loss on disposal, net of income taxes                                                  (109.0)              (20.9)
                                                             ---------------    ---------------      --------------

Net income                                                             137.1               89.2                83.3
                                                             ---------------    ---------------      --------------

Other comprehensive loss, net of income taxes
  Unrealized (losses) gains on securities                              (46.9)             (66.8)               53.0
  Reclassification adjustment for net realized gains
  included in net income                                               (13.0)              (1.5)              (58.9)
  Minimum pension liability adjustment                                  (1.5)              (1.5)                1.6
                                                             ---------------    ---------------      --------------
    Total other comprehensive loss                                     (61.4)             (69.8)               (4.3)
                                                             ---------------     ---------------     --------------

Comprehensive income                                                    75.7               19.4                79.0
Majority interest in stock issuance transactions                                                                5.9
                                                             ---------------    ---------------      --------------

Equity, beginning of year                                            1,660.9            1,736.6             1,756.0
                                                             ---------------    ---------------      --------------

Equity, end of year                                          $       1,736.6    $       1,756.0      $      1,840.9
                                                             ===============    ===============      ==============


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                    1998              1999                2000
                                                             ---------------    ---------------      --------------
                                                                                   (IN MILLIONS)
Cash flows from operating activities:
  Net income                                                 $         137.1    $          89.2      $         83.3

Adjustments to reconcile net income to net cash provided
    by operating activities:
  Net (gain) loss from discontinued operations                         (45.2)              72.9                11.5
  Net realized investment gains                                        (58.2)             (75.8)              (89.2)
  Amortization and depreciation                                         58.5               72.0                56.8
  Equity in undistributed earnings of affiliates and
    partnerships                                                       (44.1)            (138.2)             (297.7)
  Deferred income taxes (benefit)                                        2.8              (13.9)              (37.0)
  Increase in receivables                                              (26.7)             (62.9)              (54.0)
  (Increase) decrease in deferred policy acquisition costs             (29.6)              (0.3)              183.2
  Increase in policy liabilities and accruals                          386.0              321.2               472.8
  Change in other assets/other liabilities, net                         65.7               51.3                45.4
  Other operating activities, net                                        1.8                2.5
                                                             ---------------    ---------------      --------------
  Net cash provided by continuing operations                           448.1              318.0               375.1
  Net cash provided by (used for) discontinued operations               97.6              (76.7)             (264.6)
                                                             ---------------    ---------------      --------------

  Net cash provided by operating activities                            545.7              241.3               110.5
                                                             ---------------    ---------------      --------------

Cash flows from investing activities:
  Proceeds from sales, maturities or repayments of
    available-for-sale debt securities                               1,322.4            1,702.9             1,236.9
  Proceeds from maturities or repayments of
    held-to-maturity debt securities                                   267.7              186.7               209.5
  Proceeds from disposals of equity securities                          45.2              163.5               515.4
  Proceeds from mortgage loan maturities or repayments                 200.4              124.9               127.6
  Proceeds from sale of real estate and other invested assets          439.9               38.0                26.6
  Proceeds from distributions of venture capital  partnerships          18.6               26.7                37.9
  Proceeds from sale of subsidiaries and affiliates                     16.3               46.4                14.1
  Proceeds from sale of property and equipment                                                                 20.6
  Purchase of available-for-sale debt securities                    (2,404.3)          (1,672.6)           (1,418.4)
  Purchase of held-to-maturity debt securities                        (585.4)            (395.5)             (356.0)
  Purchase of equity securities                                        (85.0)            (162.4)             (130.5)
  Purchase of subsidiaries                                             (11.2)            (187.6)              (59.3)
  Purchase of mortgage loans                                           (76.0)             (25.3)               (1.0)
  Purchase of investments in unconsolidated subsidiaries and
    other invested assets                                             (134.2)            (103.4)              (46.5)
  Purchase of venture capital partnerships                             (67.2)            (108.5)              (95.1)
  Change in short-term investments, net                                855.1               52.6              (413.8)
  Increase in policy loans                                             (21.5)             (34.3)              (62.7)
  Capital expenditures                                                 (27.2)             (20.5)              (21.5)
  Other investing activities, net                                       (6.5)               1.7
                                                             ---------------    ---------------      --------------
Net cash used for continuing operations                               (252.9)            (366.7)             (416.2)
Net cash (used for) provided by discontinued operations                (78.2)             105.6               259.5
                                                             ---------------    ---------------      --------------

Net cash used for investing activities                       $        (331.1)   $        (261.1)     $       (156.7)
                                                             ---------------    ---------------      --------------


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                   1998              1999                 2000
                                                             ---------------    ---------------      --------------
                                                                                (IN MILLIONS)
Cash flows from financing activities:
Net (withdrawals) deposits of policyholder deposit funds,
  net of interest credited                                   $         (28.7)   $           6.5      $        140.2
(Repayments) proceeds from securities sold subject to
  repurchase agreements                                               (137.5)              28.4               (28.4)
Proceeds from borrowings                                                  .1              175.1                50.0
Repayment of borrowings                                                (63.3)            (125.0)             (124.0)
Dividends paid to minority shareholders in consolidated
  subsidiaries                                                          (4.9)              (4.2)               (5.8)
Other financing activities, net                                         (5.7)               (.4)                3.2
                                                             ---------------    ---------------      --------------
Net cash (used for) provided by continuing operations                 (240.0)              80.4                35.2
                                                             ---------------    ---------------      --------------
Net cash (used for) provided by financing activities                  (240.0)              80.4                35.2
                                                             ---------------    ---------------      --------------
Net change in cash and cash equivalents                                (25.4)              60.6               (11.0)

Cash and cash equivalents, beginning of year                           152.4              127.0               187.6
                                                             ---------------    ---------------      --------------
Cash and cash equivalents, end of year                       $         127.0    $         187.6      $        176.6
                                                             ===============    ===============      ==============

Supplemental cash flow information:
Income taxes paid, net                                       $          44.5    $         106.4      $        135.8
Interest paid on indebtedness                                $          32.8    $          34.8      $         34.1


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF BUSINESS

         Phoenix Home Life Mutual Insurance Company and its subsidiaries (Phoenix) provide wealth management products and services including individual participating life insurance, term, universal and variable life insurance, annuities, and investment advisory services. These products and services are managed within four reportable segments: Life and Annuity, Investment Management, Venture Capital and Corporate and Other. See Note 12 - "Segment Information."

         Additionally, in 1999, Phoenix discontinued the operations of three of its business units: the Reinsurance Operations, the Real Estate Management Operations and the Group Life and Health Operations. See
         Note 13 - "Discontinued Operations."

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of Phoenix and its subsidiaries. Less than majority-owned entities, in which Phoenix has significant influence over operating and financial policies, and generally at least a 20% ownership interest, are reported on the equity method of accounting. Investments in venture capital partnerships are reported on the equity method of accounting using the most recent financial information received from the partnerships, which is on a one-quarter lag.

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Consolidated Financial Statements. Significant inter-company accounts and transactions have been eliminated. Certain reclassifications have been made to the 1998 and 1999 amounts to conform with the 2000 presentation.

         VALUATION OF INVESTMENTS

         Investments in debt securities include bonds, mortgage-backed and asset-backed securities. Phoenix classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds and preferred stocks that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

         For the mortgage-backed and asset-backed bond portion of the debt security portfolio, Phoenix recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

         Equity securities are classified as available-for-sale and are reported at fair value, based principally on their quoted market prices, with unrealized gains or losses included in equity. Equity securities are considered impaired when a decline in value is considered to be other than temporary.

         Mortgage loans on real estate are stated at unpaid principal balances, net of valuation reserves on impaired mortgages. A mortgage loan is considered to be impaired if management believes it is probable that Phoenix will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. An impaired mortgage loan's fair value is measured based on either

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         the present value of future cash flows discounted at the loan's observable market price or at the fair value of the collateral if collection is collateral-dependent. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as a valuation reserve.

         Real estate, all of which is held for sale, is carried at the lower of cost or current fair value less costs to sell. Fair value for real estate is determined by taking into consideration one or more of the following factors: property valuation techniques utilizing discounted cash flows at the time of stabilization including capital expenditures and stabilization costs; sales of comparable properties; geographic location of the property and related market conditions; and disposition costs.

         Policy loans are generally carried at their unpaid principal balances and are collateralized by the cash values of the related policies.

         Venture capital partnership and other partnership interests are carried at cost adjusted for Phoenix's equity in undistributed earnings or losses since acquisition, less allowances for other than temporary declines in value. Phoenix records its share of the net equity in earnings of the venture capital partnerships in accordance with the equity method of accounting using the most recent financial information received from the partnerships, which is on a one-quarter lag. These earnings or losses are included in net investment income. Venture capital partnerships generally account for the underlying investments held in the partnerships at fair value. These investments can include public and private common and preferred stock, notes, warrants and other investments. Investments that are publicly traded are valued at closing market prices. Investments that are not publicly traded, which are usually subject to restrictions on resale, are generally valued at cost or at estimated fair value, as determined in good faith by the general partner after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information. These valuations subject the earnings to volatility. Phoenix includes equity in undistributed unrealized capital gains and losses on investments held in the venture capital partnerships in net investment income. Phoenix's investment in these venture capital partnerships is as a limited partner.

         Other invested assets include leveraged lease investments. These investments represent the net of the estimated residual value of the lease assets, rental receivables, and unearned and deferred income to be allocated over the lease term. Investment income is calculated using the interest method and is recognized only in periods in which the net investment is positive.

         Short-term investments are carried at amortized cost, which approximates fair value.

         Realized investment gains and losses, other than those related to separate accounts for which Phoenix does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities and equity securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and the assumed impact of net unrealized investment gains and losses on the amortization of deferred policy acquisition costs related to investment contracts.

         FINANCIAL INSTRUMENTS

         In the normal course of business, Phoenix enters into transactions involving various types of financial instruments including debt investments such as debt securities, mortgage loans and equity securities, off-balance sheet financial instruments such as investment and loan commitments, financial guarantees, interest rate swaps, interest rate caps, interest rate floors and swaptions. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

         Phoenix enters into interest rate swap agreements to reduce market risks from changes in interest rates. Phoenix does not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, Phoenix exchanges cash flows with another party, at specified intervals, for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         is based on a fixed interest rate set at the inception of the contract, and the other is a variable rate that periodically resets. Generally, no premium is paid to enter into the contract and neither party makes a payment of principal. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.

         Phoenix enters into interest rate floor, interest rate cap and swaption contracts as a hedge for its assets and liabilities against substantial changes in interest rates. Phoenix does not enter into interest rate floor, interest rate cap and swaption contracts for trading purposes. Interest rate floor and interest rate cap agreements are contracts with a counterparty which require the payment of a premium and give Phoenix the right to receive over the maturity of the contract, the difference between the floor or cap interest rate and a market interest rate on specified future dates based on an underlying notional principal. Swaption contracts are options to enter into an interest rate swap transaction on a specified future date and at a specified price. Upon the exercise of a swaption, Phoenix would either receive a swap agreement at the pre-specified terms or cash for the market value of the swap. Phoenix pays the premium for these instruments on a quarterly basis over the maturity of the contract, and recognizes these payments in net investment income.

         Phoenix enters into foreign currency swap agreements to hedge against fluctuations in foreign currency exposure. Under these agreements, Phoenix agrees to exchange with another party, principal and periodic interest payments denominated in foreign currency for payments denominated in U.S. dollars. The amounts to be received or paid on these foreign currency swap agreements are recognized in net investment income. To reduce counterparty credit risks and diversify counterparty exposure, Phoenix only enters into derivative contracts with highly rated financial institutions.

         In certain instances, derivative contracts are terminated prior to maturity. These contracts include, but are not limited to, interest rate and foreign currency swaps, cap and floor contracts, and payor and receiver swaptions. To the extent that derivative contracts determined to be effective hedges are terminated, realized gains and losses are deferred and amortized. Derivatives associated with hedged items that either no longer exist or are no longer expected to occur are accounted for as of the relevant change in status of the hedged items, with gains or losses on such contracts recognized immediately in net income. Similarly, for derivatives otherwise determined to no longer be effective hedges, gains or losses as of termination are recognized immediately in net income.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand and money market instruments.

         DEFERRED POLICY ACQUISITION COSTS

         In conjunction with the 1997 acquisition of Confederation Life business, Phoenix recognized an asset for the present value of future profits (PVFP) representing the present value of estimated net cash flows embedded in the existing contracts acquired. This asset is included in deferred policy acquisition costs (DAC).

         The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period.

         For individual participating life insurance policies, DAC and PVFP are amortized in proportion to historical and estimates of expected future gross margins. These estimates of expected gross margins are evaluated regularly, and the total amortization recorded to date is adjusted by a charge or credit to income if actual experience or other evidence suggest that earlier estimates should be revised. In addition, analyses are performed periodically to assess whether there are sufficient estimated future gross margins to support the recoverability of the remaining DAC balances.

         For universal life insurance policies and investment type contracts, DAC and PVFP are amortized in proportion to historical and estimates of expected gross profits. Gross profits arise primarily from investment, mortality and expense margins, and surrender charges based on historical and anticipated

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         experience. These estimates of expected gross profits are evaluated regularly, and the total amortization recorded to date is adjusted by a charge or credit to income if actual experience or other evidence suggest that earlier estimates should be revised. In addition, analyses are performed periodically to assess whether there are sufficient estimated future gross profits to support the recoverability of the remaining DAC balances.

         Internal replacements are defined as an exchange of an existing Phoenix life insurance or annuity policy for a different Phoenix life insurance or annuity policy. The DAC balance associated with the replaced policy is treated in the same manner as policies that are surrendered. In the case of policies that are surrendered, in which owners cancel existing life or annuity contracts, the amortization of DAC is adjusted to reflect these surrenders.

         GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill represents the excess of the cost of business acquired over the fair value of net assets. These costs are amortized on a straight-line basis over periods ranging from 10 to 40 years, corresponding with the benefits expected to be derived from the acquisitions. The weighted-average life of goodwill is approximately 38 years. Other intangible assets, primarily associated with investment management contracts and employee contracts, are amortized over their estimated useful lives using a straight-line basis. The average estimated useful life of the other intangible assets ranges from 5 to 16 years for investment management contracts and 3 to 7 years for employee contracts. The weighted-average life of other intangible assets approximates 13 years. The propriety of the carrying value of goodwill and other intangible assets is periodically reevaluated in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of," by comparing estimates of future undiscounted cash flows to the carrying value of the assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows. Analyses are performed at least annually or more frequently if warranted by events and circumstances affecting Phoenix's business.

         INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

         Investments in unconsolidated subsidiaries represents investments in operating entities in which Phoenix owns more than 20% but less than a majority of the outstanding common stock and those operating entities for which Phoenix owns less than 20% if Phoenix exercises significant influence over the operating and financial policies of the company. Phoenix utilizes the equity method of accounting for its investments in the common stock of these entities. Investments in unconsolidated subsidiaries also includes, where applicable, Phoenix's investments in senior securities of these entities.

         SEPARATE ACCOUNTS

         Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of Phoenix. The assets and liabilities are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

         POLICY LIABILITIES AND ACCRUALS

         Future policy benefits are liabilities for life and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to contractual guaranteed rates of interest, mortality rates guaranteed in calculating the cash surrender values described in such contracts and morbidity. The guaranteed interest rates range from 2.25% to 6.00%. Liabilities for universal life include deposits received from

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         customers and investment earnings on their fund balances which range from 4.00% to 7.15%, less administrative and mortality charges.

         Liabilities for outstanding claims, losses and loss adjustment expenses are amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

         PREMIUM AND FEE REVENUE AND RELATED EXPENSES

         Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue pro-rata over the related contract periods. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

         INVESTMENT MANAGEMENT FEES

         Investment management fees and mutual fund ancillary fees included in insurance and investment product fees in the accompanying Consolidated Statement of Income, Comprehensive Income and Equity, are recorded as income pro-rata during the period in which services are performed. Investment management fees are generally computed and earned based upon a percentage of assets under management. Investment management fees are paid pursuant to the terms of the respective investment management contracts, which generally require monthly or quarterly payment. Mutual fund ancillary fees consist of dealer concessions, distribution fees, administrative fees, shareholder services agent fees, and accounting fees. Dealer concessions and underwriting fees earned (net of related expenses) from the distribution and sale of affiliated mutual fund shares and other securities are recorded on a trade date basis.

         REINSURANCE

         Phoenix utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

         Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

         POLICYHOLDER DIVIDENDS

         Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of Phoenix. The amount of policyholder dividends to be paid is determined annually by Phoenix's Board of Directors. The aggregate amount of policyholders' dividends is related to the actual interest, mortality, morbidity and expense experience for the year and Phoenix's judgment as to the appropriate level of statutory surplus to be retained. At the end of the reporting period, Phoenix establishes a dividend liability for the pro-rata portion of the dividends payable on the next anniversary date of each policy. Phoenix also establishes a liability for termination dividends.

         INCOME TAXES

         Phoenix and its eligible affiliated companies have elected to file a life/non-life consolidated federal income tax return for 2000 and prior years. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         these subgroups is subject to certain statutory restrictions in the percentage of eligible non-life income tax losses that can be applied to offset life insurance company taxable income.

         Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities and accruals, policy acquisition costs, investment impairment reserves, reserves for postretirement benefits and unrealized gains or losses on investments.

         As a mutual life insurance company, Phoenix is required to reduce its income tax deduction for policyholder dividends by the differential earnings amount, defined as the difference between the earnings rates of stock and mutual companies applied against an adjusted base of policyholder surplus. Phoenix estimates the differential earnings rate
         (DER) each year using available information including industry surveys. The IRS subsequently determines the DER applicable to the mutual companies and Phoenix adjusts its estimates accordingly. The impact of the difference between estimated and actual DER is reflected in the income tax provision in the year the IRS determination is made.

         STOCK-BASED COMPENSATION

         SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Phoenix's majority owned, consolidated subsidiary, Phoenix Investment Partners
         (PXP), a publicly held investment management company, has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options and restricted stock under existing plans is measured as the excess, if any, of the quoted market price of PXP's stock at the date of the grant over the amount an employee must pay to acquire the stock. (See Note 19
         - "Stock Purchase and Award Plans.")

         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. SFAS 133." This statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings.

         Phoenix adopted SFAS No. 133 and SFAS No. 138 effective January 1, 2001. Phoenix reviewed its inventory of financial instruments, including insurance and annuity contracts and "hybrid" investments, for potential embedded derivatives. Phoenix also reviewed its portfolio of free-standing derivatives, which includes interest rate swap, cap and floor contracts, and foreign currency swap agreements. The effect of adoption of SFAS No. 133 did not have a material impact on its Consolidated Balance Sheet and Consolidated Statement of Income, Comprehensive Income and Equity.

         On January 1, 2001, in accordance with the transition provisions of SFAS No. 133, Phoenix recorded a net-of-tax cumulative-effect-type of adjustment of $1.3 million (gain) in earnings to recognize at fair value all derivatives that are designated as fair-value hedging instruments. Phoenix also recorded an offsetting net-of-tax cumulative-effect-type of adjustment of $1.3 million (loss) in earnings to recognize the difference attributable to the hedged risks between the carrying values and fair values of the related hedged assets and liabilities. Phoenix also recorded a net-of-tax cumulative-effect-type of adjustment of $1.1 million in accumulated other comprehensive income to recognize, at fair value, all derivatives that are designated as cash-flow hedging instruments.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         For derivative instruments, which were not designated as hedges upon implementation of SFAS No. 133, Phoenix recorded a net-of-tax cumulative-effect-type of adjustment of $3.9 million in earnings to recognize these instruments at fair value. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted. There were no gains or losses on derivatives that had been previously deferred that required de-recognition from the balance sheet.

         On January 1, 1999, Phoenix adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on Phoenix's results from operations or financial position.

         On January 1, 1999, Phoenix adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. The adoption of SOP 98-1 did not have a material effect on Phoenix's results from operations or financial position.

         On January 1, 1999, Phoenix adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up costs capitalized prior to January 1, 1999 should be written off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material effect on Phoenix's results from operations or financial position.

3.       SIGNIFICANT TRANSACTIONS

         REORGANIZATION

         On June 16, 2000, Phoenix submitted to the staff of the State of New York Insurance Department (the Insurance Department) a draft Plan of Reorganization whereby Phoenix would convert, pursuant to the New York Insurance Law, from a New York mutual life insurance company to a New York stock life insurance company and become a wholly-owned subsidiary of a newly formed holding company. The Plan of Reorganization was approved by Phoenix's Board of Directors on December 18, 2000 and subsequently amended and restated on January 26, 2001 but has yet to be approved by the Insurance Department.

         PHOENIX INVESTMENT PARTNERS, LTD.

         On September 10, 2000, Phoenix and PXP entered into an agreement and plan of merger, pursuant to which Phoenix agreed to purchase PXP outstanding common stock owned by third parties, for a price of $15.75 per share. See Note 23 - "Subsequent Events."

         In September 2000, PXP, in accordance with the original terms of Roger Engemann & Associates, Inc.'s (REA) Purchase and Sale Agreement, paid REA an additional purchase price of $50.0 million, based upon growth in REA's management fee revenues. This additional purchase price was financed through borrowings from an existing credit facility and is included as a component of goodwill and other intangible assets in the Consolidated Balance Sheet.

         On March 1, 1999, PXP acquired the retail mutual fund and closed-end fund business of the New York City based Zweig Group. Under the terms of the agreement, PXP paid $135.0 million at closing and will pay up to an additional $29.0 million over the next three years based on revenue growth of the Zweig funds. The excess of purchase price over the fair value of acquired net tangible assets of Zweig totaled $136.1 million. Of this excess purchase price, $77.2 million has been allocated to intangible assets, primarily associated with investment management contracts, which are being amortized using a straight-line basis over an average estimated useful life of approximately 12 years. The remaining excess purchase price of $58.9 million has been classified as goodwill and is being amortized over 40 years using a straight-line basis. The Zweig Group managed approximately $2.6 billion of assets as of December 31, 2000.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         On December 3, 1998, PXP completed the sale of its 49% interest in Canadian investment firm Beutel, Goodman & Company, Ltd. for $47.0 million. PXP received $37.0 million in cash and a $10.0 million three-year interest-bearing note. The transaction resulted in a pre-tax gain of approximately $17.5 million.

         DISCONTINUED OPERATIONS

         During 1999, Phoenix discontinued the operations of three of its business segments: the Reinsurance Operations, the Real Estate Management Operation and the Group Insurance Operations. Disclosures concerning the financial effect of these transactions are contained in
         Note 13 - "Discontinued Operations."

         PROPERTY AND CASUALTY DISTRIBUTION OPERATIONS

         On May 3, 1999, PM Holdings sold its property and casualty distribution business to Hilb, Rogal and Hamilton Company (HRH) for $48.1 million including $10.2 million for a covenant not-to-compete. Total proceeds consisted of $32.0 million in 5.25% convertible subordinated debentures, $15.9 million for 865,042 shares of HRH common stock, valued at $18.38 per share on the sale date, and $0.2 million in cash. Phoenix also acquired two seats on HRH's board of directors. The pre-tax gain realized on the sale was $40.1 million.

         The convertible debentures mature on May 3, 2014 and are callable by HRH on or after May 3, 2009. The debentures are convertible into 1,406,593 shares of HRH common stock.

         The investment in HRH common stock is reported on the equity method. The debentures and common stock are classified as investments in unconsolidated subsidiaries in the Consolidated Balance Sheet. As of December 31, 2000, Phoenix owns 7% of the outstanding HRH common stock, 15% on a diluted basis.

         The market value of Phoenix's investments in HRH, based on the closing market price, was $64.2 million and $90.6 million as of December 31, 1999 and 2000, respectively.

         PFG HOLDINGS, INC.

         On October 29, 1999, PM Holdings, a wholly owned subsidiary of Phoenix, purchased 100% of PFG Holdings, Inc. 8% cumulative preferred stock convertible into a 67% interest in common stock for $5 million in cash. In addition, Phoenix has an option to purchase all the outstanding common stock during the sixth year subsequent to the acquisition at a value to 80% of the appraised value of the common stock at that time. As of December 31, 2000, this option had not been executed. Since Phoenix officers hold board voting control, the entity has been consolidated and a minority interest has been established for outside shareholders' interests. The transaction resulted in goodwill of $3.8 million to be amortized over ten years.

         PFG Holdings has three operating subsidiaries: AGL Life Assurance Company, PFG Distribution Company and Philadelphia Financial Group. These subsidiaries develop, market and underwrite specialized private placement variable life and annuity products.

         AGL Life Assurance Company must maintain at least $10.0 million of capital and surplus to satisfy certain regulatory minimum capital requirements. PM Holdings provided financing of $11.0 million at the purchase date to PFG Holdings in order for AGL Life Assurance to meet this minimum requirement. The debt is an 8.34% senior secured note maturing in 2009.

         EMPRENDIMIENTO COMPARTIDO, S.A. (EMCO)

         At January 1, 1999, PM Holdings held 9.1 million shares of EMCO, representing a 35% ownership interest in the Argentine financial services company that provides pension management, annuities and life insurance products. On June 23, 1999, PM Holdings became the majority owner of EMCO when it purchased 13.9 million shares of common stock from the Banco del Suquia, S.A. for $29.5 million, plus $10.0 million for a five-year covenant not-to-compete. Payment for the stock will be made in

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         three installments: $10.0 million, 180 days from closing; $10.0 million, 360 days from closing; and $9.5 million, 540 days from closing, all subject to annual interest of 7.06%. The covenant was paid at the time of closing.

         In addition, EMCO purchased, for its treasury, 3.0 million shares of its outstanding common stock held by two banks. This, in combination with the purchase described above, increased PM Holdings ownership interest from 35% to 100% of the then outstanding stock.

         On November 12, 1999, PM Holdings sold 11.5 million shares (50% interest) of EMCO common stock for $40.0 million generating a pre-tax gain of $11.3 million. PM Holdings received $15.0 million in cash plus a $9.0 million two-year 8% interest bearing note, and a $16.0 million five-year 8% interest-bearing note. PM Holdings uses the equity method of accounting to account for its remaining 50% interest in EMCO.

         After the sale, the remaining excess of the purchase price over the fair value of the acquired net tangible assets totaled $17.0 million. That consisted of a covenant not-to-compete of $5.0 million, which is being amortized over five years, and goodwill of $12.0 million, which is being amortized over ten years.

         PHOENIX NEW ENGLAND TRUST HOLDING COMPANY

         On October 29, 1999, PM Holdings indirectly acquired 100% of the common stock of New London Trust, a banking subsidiary of Sun Life of Canada, for $30.0 million in cash. New London Trust, renamed Phoenix New England Trust Company, is a New Hampshire based federal savings bank that operates a trust division with assets under management of approximately $1 billion. Immediately following this acquisition, on November 1, 1999, PM Holdings sold New London Trust's New Hampshire retail banking operations to Lake Sunapee Bank, fsb, and Mascoma Savings Bank in New Hampshire and the Connecticut branches to Westbank Corporation, for a total of $25.2 million in cash. No gain or loss was recognized on this sale. PM Holdings retained the trust business and four trust offices of New London Trust, located in New Hampshire and Vermont.

         On September 29, 2000, Phoenix New England Trust Holding Company sold its New Hampshire trust and agency operations, consisting of Charter Holding Corp. (Charter Holding) and Phoenix New England Trust Company for $9.1 million in cash to a partnership consisting of Lake Sunapee Bank, Meredith Village Savings Bank and Savings Bank of Walpole (Partner Banks). Each of the Partner Banks was a minority shareholder in Charter Holding prior to the sale. The pre-tax gain realized on this sale was $0.1 million.

         LOMBARD INTERNATIONAL ASSURANCE, S.A.

         On November 5, 1999, PM Holdings purchased 12% of the common stock of Lombard International Assurance, S.A. (Lombard), a pan-European life insurer based in Luxembourg, for $29.1 million in cash. Lombard provides unit-linked life assurance products designed exclusively for high net worth investors in ten European countries. This investment is carried at fair value, for which cost is a reasonable estimate, and is classified as equity securities in the Consolidated Balance Sheet.

         ABERDEEN ASSET MANAGEMENT PLC

         On February 18, 1999, PM Holdings purchased an additional 15,050,000 shares of the common stock of Aberdeen Asset Management PLC (Aberdeen), a Scottish asset management firm, for $29.4 million. PM Holdings owned 31,600,000 shares as of December 31, 1999 and 2000, respectively.

         On April 15, 1996, Phoenix purchased 7% convertible subordinated notes issued by Aberdeen for $37.5 million. The notes, which mature on March 29, 2003, are convertible into 17,441,860 shares of Aberdeen common stock.

         The investment in Aberdeen common stock is reported on the equity method. The notes and common stock are classified as investments in unconsolidated subsidiaries in the Consolidated Balance Sheet. As of December 31, 2000, Phoenix owns 20% of the outstanding Aberdeen common stock, 26% on a diluted basis.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The market value of Phoenix's investments in Aberdeen, based on the closing market price, was $209.5 million and $455.8 million as of December 31, 1999 and 2000, respectively.

         DIVIDEND SCALE REDUCTION

         In November 2000, Phoenix's Board of Directors voted to maintain the dividend scale for dividends payable on or after January 1, 2001. In October 1999, Phoenix's Board of Directors voted to maintain the dividend scale for dividends payable on or after January 1, 2000. In consideration of the decline of interest rates in the financial markets, Phoenix's Board of Directors voted in October 1998 to adopt a reduced dividend scale, effective for dividends payable on or after January 1, 1999. Dividends for individual participating policies were reduced 60 basis points in most cases, an average reduction of approximately 8%. The effect was a decrease of approximately $15.7 million in the policyholder dividends expense in 1998.

         REAL ESTATE SALES

         On December 15, 1998, Phoenix sold 47 commercial real estate properties with a carrying value of $269.8 million, and 4 joint venture real estate partnerships with a carrying value of $10.5 million, for approximately $309.0 million in cash. This transaction, along with the sale of 18 other properties and partnerships during 1998, which had a carrying value of $36.7 million, resulted in pre-tax gains of approximately $67.5 million. As of December 31, 2000, Phoenix had two commercial real estate properties remaining with a carrying value of $23.0 million and five joint venture real estate partnerships with a carrying value of $54.9 million, and these investments are reported as real estate on the Consolidated Balance Sheet.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       INVESTMENTS

         Information pertaining to Phoenix's investments, net investment income and realized and unrealized investment gains and losses follows:


         DEBT AND EQUITY SECURITIES

         The amortized cost and fair value of investments in debt and equity securities as of December 31, 2000 were as follows:

                                                                            GROSS           GROSS
                                                            AMORTIZED     UNREALIZED      UNREALIZED       FAIR
                                                              COST          GAINS           LOSSES         VALUE
                                                          -------------  -------------  -------------  -------------
                                                                                (IN MILLIONS)
         Debt securities
         Held-to-maturity:
         State and political subdivision bonds            $        30.6  $          .3  $         (.9) $        30.0
         Foreign government bonds                                   2.4                           (.7)           1.7
         Corporate securities                                   1,781.2           48.0          (39.0)       1,790.2
         Mortgage-backed and asset-backed securities              295.4           15.3           (3.8)         307.0
                                                          -------------  -------------  -------------  -------------

           Total held-to-maturity securities                    2,109.6           63.6          (44.4)       2,128.9
                                                          -------------  -------------  -------------  -------------

         Available-for-sale:
         U.S. government and agency bonds                         262.5           13.8            (.3)         276.0
         State and political subdivision bonds                    459.9           16.9           (1.9)         474.9
         Foreign government bonds                                 246.0           26.7           (5.8)         266.9
         Corporate securities                                   2,222.1           37.7          (83.1)       2,176.7
         Mortgage-backed and asset-backed securities            2,830.5           63.5          (25.2)       2,868.8
                                                          -------------  -------------  -------------  -------------

            Total available-for-sale securities                 6,021.0          158.6         (116.3)       6,063.3
            Less: available-for-sale securities of
            discontinued operations                               114.3                                        114.3
                                                          -------------  -------------  -------------  -------------

           Total available-for-sale securities of
           continuing operations                                5,906.7          158.6         (116.3)       5,949.0
                                                          -------------  -------------  -------------  -------------

           Total debt securities of continuing
           operations                                     $     8,016.3  $       222.2  $      (160.7) $     8,077.9
                                                          =============  =============  =============  =============

         Equity securities                                $       297.3  $        77.9  $       (39.7) $       335.5
                                                          =============  =============  =============  =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The amortized cost and fair value of investments in debt and equity securities as of December 31, 1999 were as follows:

                                                                            GROSS           GROSS
                                                            AMORTIZED     UNREALIZED      UNREALIZED       FAIR
                                                              COST          GAINS           LOSSES         VALUE
                                                          -------------  -------------  -------------  -------------
                                                                                (IN MILLIONS)
         Debt securities
         Held-to-maturity:
         State and political subdivision bonds            $        27.6  $          .4  $        (1.0) $        27.0
         Foreign government bonds                                   3.0                           (.8)           2.2
         Corporate securities                                   1,744.2           12.9          (92.9)       1,664.2
         Mortgage-backed and asset-backed securities              285.4            1.4          (19.2)         267.6
                                                          -------------  -------------  -------------  -------------

           Total held-to-maturity securities                    2,060.2           14.7         (113.9)       1,961.0
           Less: held-to-maturity securities of
             discontinued operations                              102.0             .7           (5.8)          96.9
                                                          -------------  -------------  -------------  -------------
           Total held-to-maturity securities of                 1,958.2           14.0         (108.1)       1,864.1
             continuing operations                        -------------  -------------  -------------  -------------

         Available-for-sale:
         U.S. government and agency bonds                         283.7            1.9           (6.5)         279.1
         State and political subdivision bonds                    495.9            4.8          (21.8)         478.9
         Foreign government bonds                                 273.9           23.7           (4.0)         293.6
         Corporate securities                                   2,353.2           18.6         (102.8)       2,269.0
         Mortgage-backed and asset-backed securities            2,977.1           17.9         (103.2)       2,891.8
                                                          -------------  -------------  -------------  -------------

           Total available-for-sale securities                  6,383.8           66.9         (238.3)       6,212.4
           Less: available-for-sale securities of
             discontinued operations                              725.1            7.6          (27.1)         705.6
                                                          -------------  -------------  -------------  -------------
           Total available-for-sale securities of
             continuing operations                              5,658.7           59.3         (211.2)       5,506.8
                                                          -------------  -------------  -------------  -------------
           Total debt securities of continuing operations $     7,616.9  $        73.3  $      (319.3) $     7,370.9
                                                          =============  =============  =============  =============

         Equity securities                                $       295.2  $       168.1  $       (24.2) $       439.1
           Less: equity securities of discontinued
             operations                                             1.9                                          1.9
                                                          -------------  -------------  -------------  -------------

           Total equity securities of continuing          $       293.3  $       168.1  $       (24.2) $       437.2
             operations                                   =============  =============  =============  =============

         The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $19.6 million, $3.9 million and $3.9 million, for the years ended December 31, 1998, 1999 and 2000, respectively, which were sold specifically due to a significant decline in the issuers' credit quality. Net realized losses were $0.8 million, $0.2 million and $3.9 million in 1998, 1999 and 2000, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 2000 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or Phoenix may have the right to put or sell the obligations back to the issuers.

                                                                HELD-TO-MATURITY             AVAILABLE-FOR-SALE
                                                          ----------------------------  ----------------------------
                                                            AMORITIZED       FAIR        AMORITIZED        FAIR
                                                               COST          VALUE          COST           VALUE
                                                          -------------  -------------  -------------  -------------
                                                                               (IN MILLIONS)
         Due in one year or less                          $       118.1  $       118.3  $       118.3  $       118.6
         Due after one year through five years                    517.2          519.8          514.7          516.9
         Due after five years through ten years                   649.7          658.1          993.5          982.0
         Due after ten years                                      529.2          525.7        1,564.0        1,577.0
         Mortgage-backed and asset-backed securities              295.4          307.0        2,830.5        2,868.8
                                                          -------------  -------------  -------------  -------------

         Total                                            $     2,109.6  $     2,128.9  $     6,021.0  $     6,063.3
         Less: securities of discontinued operations                                            114.3          114.3
                                                          -------------  -------------  -------------  -------------
         Total securities of continuing operations        $     2,109.6  $     2,128.9  $     5,906.7  $     5,949.0
                                                          =============  =============  =============  =============

         Carrying values for investments in mortgage-backed and asset-backed securities, excluding U.S. government guaranteed investments, were as follows:


                                                                                 DECEMBER 31,
                                                                         ----------------------------
                                                                              1999          2000
                                                                         -------------  -------------
                                                                                 (IN MILLIONS)

         Planned amortization class                                      $       168.0  $       117.4
         Asset-backed                                                            956.9          917.0
         Mezzanine                                                               194.9          166.5
         Commercial                                                              735.2          846.6
         Sequential pay                                                        1,039.0        1,051.4
         Pass through                                                             77.2           60.8
         Other                                                                     6.0            4.5
                                                                         -------------  -------------
         Total mortgage-backed and asset-backed securities               $     3,177.2  $     3,164.2
                                                                         =============  =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         MORTGAGE LOANS AND REAL ESTATE

         Phoenix's mortgage loans and real estate are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and are generally 75% of the properties' value at the time the original loan is made.

         Mortgage loans and real estate investments comprise the following property types and geographic regions:

                                                                 MORTGAGE LOANS                REAL ESTATE
                                                                  DECEMBER 31,                 DECEMBER 31,
                                                          ----------------------------  ----------------------------
                                                              1999            2000           1999           2000
                                                          -------------  -------------  -------------  -------------
                                                                              (IN MILLIONS)
         Property type:
         Office buildings                                 $       183.9  $       171.3  $        30.5  $        34.4
         Retail                                                   208.6          183.5           14.1            6.9
         Apartment buildings                                      252.9          180.7           41.7           45.9
         Industrial buildings                                      82.7           64.8
         Other                                                      3.0            2.2            8.9
         Valuation allowances                                     (14.3)          (9.1)          (3.2)          (9.3)
                                                          -------------  -------------  -------------  -------------
         Total                                            $       716.8  $       593.4  $        92.0  $        77.9
                                                          =============  =============  =============  =============
         Geographic region:
         Northeast                                        $       149.3  $       124.5  $        59.6  $        49.8
         Southeast                                                198.6          147.6
         North central                                            164.1          147.4             .7             .5
         South central                                            105.1          103.7           21.2           22.3
         West                                                     114.0           79.3           13.7           14.6
         Valuation allowances                                     (14.3)          (9.1)          (3.2)          (9.3)
                                                          -------------  -------------  -------------  -------------
         Total                                            $       716.8  $       593.4  $        92.0  $        77.9
                                                          =============  =============  =============  =============

         At December 31, 2000, scheduled mortgage loan maturities were as follows: 2001 - $69.8 million; 2002 - $31.2 million; 2003 - $87.1 million; 2004 - $37.1 million; 2005 - $32.9 million; 2006 - $96.6 million, and $248.0 million thereafter. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. Phoenix refinanced $6.7 million and $0.0 million of its mortgage loans during 1999 and 2000, respectively, based on terms which differed from those granted to new borrowers.

         The carrying value of delinquent and in process of foreclosure mortgage loans at December 31, 1999 and 2000 is $6.0 million and $11.4 million, respectively. There are valuation allowances of $5.4 million and $9.0 million, respectively, on these mortgages.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         INVESTMENT VALUATION ALLOWANCES

         Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the Consolidated Balance Sheet and changes thereto were as follows:

                                                           BALANCE AT                                   BALANCE AT
                                                           JANUARY 1,      ADDITIONS     DEDUCTIONS     DECEMBER 31,
                                                          -------------  -------------  -------------  -------------
                                                                               (IN MILLIONS)
         2000
         Mortgage loans                                   $        14.3  $         1.8  $        (7.0) $         9.1
         Real estate                                                3.2            6.1                           9.3
                                                          -------------  -------------  -------------  -------------

         Total                                            $        17.5  $         7.9  $        (7.0) $        18.4
                                                          =============  =============  =============  =============


         1999
         Mortgage loans                                   $        30.6  $         9.7  $       (26.0) $        14.3
         Real estate                                                6.4             .2           (3.4)           3.2
                                                          -------------  -------------  -------------  -------------

         Total                                            $        37.0  $         9.9  $       (29.4) $        17.5
                                                          =============  =============  =============  =============


         1998
         Mortgage loans                                   $        35.8  $        50.6  $       (55.8) $        30.6
         Real estate                                               28.5            5.1          (27.2)           6.4
                                                          -------------  -------------  -------------  -------------

         Total                                            $        64.3  $        55.7  $       (83.0) $        37.0
                                                          =============  =============  =============  =============

         NON-INCOME PRODUCING MORTGAGE LOANS AND DEBT SECURITIES

         The net carrying values of non-income producing mortgage loans were $0.0 million and $6.0 million at December 31, 1999 and 2000, respectively. There were no non-income producing debt securities at December 31, 1999 and 2000.

         VENTURE CAPITAL PARTNERSHIPS

         Phoenix invests as a limited partner in venture capital limited partnerships. These partnerships focus on early-stage ventures, primarily in the information technology and life science industries, as well as direct equity investments in leveraged buyouts and corporate acquisitions.

         Phoenix records its equity in the earnings of these partnerships in net investment income.

         The components of net investment income related to venture capital partnerships for the year ended December 31, were as follows:

                                                                             1998           1999           2000
                                                                         ------------   -------------  -------------
                                                                                        (IN MILLIONS)
         Operating losses                                                $        (2.7) $        (8.9) $        (7.7)
         Realized gains on cash and stock distributions                           23.3           84.7          223.3
         Net unrealized gains on investments held in the
           partnerships                                                           19.0           64.1           61.7
                                                                         -------------  -------------  -------------

         Total venture capital partnership net investment                $        39.6  $       139.9  $       277.3
           income                                                        =============  =============  =============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         OTHER INVESTED ASSETS

         Other invested assets were as follows:

                                                                                  DECEMBER 31,
                                                                         ----------------------------
                                                                               1999          2000
                                                                         -------------  -------------
                                                                                 (IN MILLIONS)
         Transportation and equipment leases                             $        82.1  $        83.2
         Affordable housing partnerships                                          22.2           29.1
         Investment in other affiliates                                           12.4            7.5
         Seed money in separate accounts                                          33.3           41.2
         Mezzanine partnerships                                                   17.5           30.4
         Other partnership interests                                              24.5           44.3
                                                                         -------------  -------------

         Total other invested assets                                             192.0          235.7
         Less: other invested assets of discontinued operations                    4.0
                                                                         -------------  -------------
         Total other invested assets of continuing operations            $       188.0  $       235.7
                                                                         =============  =============


         NET INVESTMENT INCOME

         The components of net investment income for the year ended December 31, were as follows:


                                                                     1998              1999                2000
                                                                -------------      -------------       -------------
                                                                                   (IN MILLIONS)
         Debt securities                                        $       596.3      $       637.4       $      622.2
         Equity securities                                                6.5                7.9               13.3
         Mortgage loans                                                  83.1               66.3               54.6
         Policy loans                                                   146.5              149.0              157.4
         Real estate                                                     38.3                9.7                9.2
         Venture capital partnerships                                    39.6              139.9              277.3
         Other invested assets                                            4.8                 .7                1.2
         Short-term investments                                          23.8               22.6               27.5
                                                                -------------      -------------       -------------

         Sub-total                                                      938.9            1,033.5            1,162.7
         Less: investment expenses                                       14.0               13.0               14.3
                                                                -------------      -------------       -------------

         Net investment income                                          924.9            1,020.5            1,148.4
         Less: net investment income of discontinued
           operations                                                    65.3               67.4               21.0
                                                                -------------      -------------       -------------
         Total net investment income of continuing              $       859.6      $       953.1       $    1,127.4
           operations                                           =============      =============       =============

         Investment income of $4.5 million was not accrued on certain delinquent mortgage loans and defaulted debt securities at December 31, 2000. Phoenix does not accrue interest income on impaired mortgage loans and impaired debt securities when the likelihood of collection is doubtful. See Note 2 - "Summary of Significant Accounting Policies - Valuation of Investments" for further information on mortgage loan and debt security impairment.

         The payment terms of mortgage loans may, from time to time, be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $36.5 million and $34.9 million at December 31, 1999 and 2000, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         $4.9 million, $4.1 million and $3.9 million in 1998, 1999 and 2000, respectively. Actual interest income on these loans included in net investment income was $4.0 million, $3.5 million and $3.1 million in 1998, 1999 and 2000, respectively.

         INVESTMENT GAINS AND LOSSES

         Net unrealized investment gains and (losses) on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

                                                                     1998              1999                2000
                                                                -------------      -------------       -------------
                                                                                   (IN MILLIONS)
          Debt securities                                       $        (7.0)     $      (428.5)      $       213.8

          Equity securities                                             (91.9)              63.2              (105.7)
          DAC                                                             6.7              260.3              (117.2)
          Deferred income tax benefits                                  (32.3)             (36.7)               (3.2)
                                                                -------------      -------------       -------------

          Net unrealized investment losses
            on securities available-for-sale                    $       (59.9)     $       (68.3)      $        (5.9)
                                                                =============      =============       =============

         Net realized investment gains and losses for the year ended December 31, were as follows:

                                                                            1998           1999            2000
                                                                        -------------  -------------   -------------
                                                                                       (IN MILLIONS)
          Debt securities                                              $        (4.3) $       (20.4)   $       (54.2)
          Equity securities                                                     11.9           16.6            146.8
          Mortgage loans                                                        (6.9)          18.5              3.0
          Real estate                                                           67.5            2.9             (4.3)
          Sale of property and casualty distribution subsidiary                                40.1              (.8)
          Other invested assets                                                 (4.6)          18.5             (1.1)
                                                                       -------------  -------------    -------------

          Net realized investment gains                                         63.6           76.2             89.4
          Less: net realized investment gains  from discontinued
            operations                                                           5.4             .4               .2
                                                                       -------------  -------------    -------------
          Net realized investment gains from continuing operations     $        58.2  $        75.8    $        89.2
                                                                       =============  =============    =============

         The proceeds from sales of available-for-sale debt securities and the gross realized gains and gross realized losses on those sales for the year ended December 31, were as follows:

                                                                            1998            1999            2000
                                                                       -------------  -------------    -------------
                                                                                       (IN MILLIONS)

          Proceeds from disposals                                      $      912.7     $   1,106.9    $       898.5
          Gross realized gains on sales                                $       17.4     $      21.8    $         8.7
          Gross realized losses on sales                               $       33.6     $      39.1    $        53.2

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.       GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill and other intangible assets were as follows:

                                                                                        DECEMBER 31,
                                                                           --------------------------------------
                                                                                  1999                 2000
                                                                           -----------------     ----------------
                                                                                       (IN MILLIONS)
          PXP gross amounts:
            Goodwill                                                       $           384.6     $          425.7
            Investment management contracts                                            236.0                244.0
            Non-compete covenant                                                         5.0                  5.0
            Other                                                                       10.9                  4.5
                                                                           -----------------     ----------------
          Totals                                                                       636.5                679.2
                                                                           -----------------     ----------------

          Other gross amounts:
            Goodwill                                                                    32.6                 25.2
            Intangible asset related to pension plan benefits                           11.7                  8.3
            Other                                                                        1.2                  1.0
                                                                           -----------------     ----------------
          Totals                                                                        45.5                 34.5
                                                                           -----------------     ----------------

          Total gross goodwill and other intangible assets                             682.0                713.7

          Accumulated amortization - PXP                                               (79.9)              (112.4)
          Accumulated amortization - other                                              (8.8)                (5.4)
                                                                           -----------------     ----------------

          Total goodwill and other intangible assets, net                  $           593.3     $          595.9
                                                                           =================     ================

         In 2000, Phoenix wrote off $1.9 million of goodwill associated with its acquisition of PractiCare, Inc. in 1997. In 1999, Phoenix wrote off
         $2.6 million of goodwill associated with its acquisition of Phoenix
         National Life Insurance Company in 1998 and $2.0 million associated with an acquisition of Phoenix New England Trust in 1999.


6.       INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

         Investments in unconsolidated subsidiaries were as follows:

                                                                                        DECEMBER 31,
                                                                           --------------------------------------
                                                                                  1999                 2000
                                                                           -----------------     ----------------
                                                                                       (IN MILLIONS)
          EMCO common stock                                                $            13.4     $           14.8
          Aberdeen common stock                                                         61.6                 58.7
          Aberdeen 7% convertible subordinated notes                                    37.5                 37.5
          HRH common stock                                                              16.2                 16.9
          HRH 5.25% convertible subordinated notes                                      32.0                 32.0
                                                                           -----------------     ----------------
          Total investments in unconsolidated subsidiaries                 $           160.7     $          159.9
                                                                           =================     ================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The components of equity in earnings of and interest earned from investments in unconsolidated subsidiaries for the year ended December 31, were as follows:


                                                                      1998               1999              2000
                                                                ----------------   ---------------   ---------------
                                                                                    (IN MILLIONS)
         EMCO common stock                                      $           (1.4)   $          1.1   $           1.4
         Aberdeen common stock                                               1.2               2.9               7.0
         Aberdeen 7% convertible subordinated notes                          2.6               2.6               2.6
         HRH common stock                                                                       .7               1.2
         HRH 5.25% convertible subordinated notes                                              1.1               1.7
                                                                ----------------   ---------------   ---------------
         Total equity in earnings of and interest                            2.4               8.4              13.9
           earned from investments in unconsolidated
           subsidiaries before income taxes
         Income taxes                                                         .8               2.9               4.9
                                                                ----------------   ---------------   ---------------
         Total equity in earnings of and interest               $            1.6   $           5.5    $          9.0
           earned from investments in unconsolidated            ================   ===============   ===============
           subsidiaries

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.       DERIVATIVE INSTRUMENTS

         Derivative instruments as of December 31, are summarized below:

                                                                        1999                         2000
                                                               --------------------     -----------------------
                                                                              (IN MILLIONS)
         ASSET HEDGES
         Foreign currency swaps:
           Notional amount                                     $              8.1     $            24.3
           Weighted average received rate                                  12.04%                12.11%
           Weighted average paid rate                                      10.00%                10.61%
           Fair value                                          $               .2     $             2.0

         Interest rate swaps:
           Notional amount                                     $             43.0     $            43.0
           Weighted average received rate                                   7.51%                 7.51%
           Weighted average paid rate                                       6.14%                 6.78%
           Fair value                                          $               .4     $             1.9

         LIABILITY HEDGES
         Swaptions:
           Notional amount                                     $          1,600.0     $
           Weighted average strike rate                                     5.02%
           Index rate (1)                                              10 Yr. CMS
           Fair value                                          $            (8.2)     $

         Interest rate floors:
           Notional amount                                     $          1,210.0     $           110.0
           Weighted average strike rate                                     4.57%                 4.79%
           Index rate (1)                                        2-10 Yr. CMT/CMS       2-5 Yr. CMT/CMS
           Fair value                                          $            (7.5)     $            (.1)

          Interest rate swaps:
            Notional amount                                    $            431.0     $           410.0
            Weighted average received rate                                  6.22%                 6.66%
            Weighted average paid rate                                      6.09%                 6.50%
            Fair value                                         $              1.1     $             6.1

          Interest rate caps:
            Notional amount                                    $             50.0     $            50.0
            Weighted average strike rate                                    7.95%                 7.95%
            Index rate (1)                                             10 Yr. CMT            10 Yr. CMT
            Fair value                                         $               .8     $

         (1) Constant maturity treasury yields (CMT) and constant maturity swap yields (CMS).

         The increase in net investment income related to interest rate swap contracts was $2.1 million, $1.0 million and $1.4 million for the years ended December 31, 1998, 1999 and 2000, respectively. The decrease in net investment income related to interest rate floor, interest rate cap and swaption contracts was $0.2 million, $2.3 million and $2.3 million for the years ended December 31, 1998, 1999 and 2000, respectively, representing quarterly premium payments on these instruments which are

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         being paid over the life of the contracts. The estimated fair value of these instruments represent what Phoenix would have to pay or receive if the contracts were terminated.

         Phoenix is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments, but management of Phoenix does not expect counterparties will fail to meet their financial obligations, given their high credit ratings. The credit exposure of these instruments is the positive fair value at the reporting date.

         Management of Phoenix considers the likelihood of any material loss on these instruments to be remote.

8.       NOTES PAYABLE

                                                                                   DECEMBER 31,
                                                               -----------------------------------------------------
                                                                        1999                          2000
                                                               -----------------------      ------------------------
                                                                                 (IN MILLIONS)
         Short-term debt                                       $                  21.6      $                    .3
         Bank borrowings, blended rate 6.9% due in varying
           amounts to 2004                                                       260.3                        230.0
         Notes payable                                                             1.1
         Subordinated debentures, 6% due 2015                                     41.4                         20.1
         Surplus notes, 6.95%, due 2006                                          175.0                        175.0
                                                               -----------------------      -----------------------

         Total notes payable                                   $                 499.4      $                 425.4
                                                               =======================      =======================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Phoenix has several lines of credits established with major commercial banks. The first facility has a $100.0 million line of credit maturing October 3, 2001. Drawdowns may be executed in domestic U.S. dollars for any period prior to maturity or in Eurodollars based on maturities of 30, 60, 90 or 180 days. Domestic dollar loans bear interest at the greater of the bank's commercial prime rate or the effective federal funds rate plus 0.5%. Eurodollar loans bear interest at LIBOR plus an applicable margin. The credit agreement contains customary financial and operating covenants that include, among other provisions, requirements that Phoenix maintain a minimum risk-based capital ratio, and that it not exceed a maximum leverage ratio. Phoenix was in compliance with all financial and operating covenants related to this facility as of December 31, 2000. At December 31, 2000, Phoenix had no outstanding borrowing under this agreement.

         The second facility has a $100.0 million line that matures November 1, 2001. Loans under this facility may be made available to Phoenix or PM Holdings with Phoenix's unconditional guarantee. Drawdowns may be executed in domestic U.S. dollars for any period prior to maturity or in Eurodollars based on maturities of 30, 60, 90 or 180 days. Domestic dollar loans bear interest at the greater of the bank's commercial prime rate or the effective federal funds rate plus 0.5%. Domestic dollar drawdowns may also be executed at various maturities that bear interest at the bank's certificate of deposit rate plus 0.285%. Eurodollar loans bear interest at LIBOR plus an applicable margin. The credit agreement contains customary financial and operating covenants that include, among other provisions, requirements that Phoenix maintain a minimum risk based capital ratio and a minimum capital to asset ratio, as well as other ratios, including debt to capital, non-investment-grade assets to total assets, and real estate assets to net invested assets. Phoenix was in compliance with all financial and operating covenants related to this facility as of December 31, 2000 with the exception of the ratio of non-investment grade assets to total assets. At December 31, 2000, Phoenix had no outstanding borrowing under this agreement. There were no penalties or liabilities as a result of the covenant violation.

         The third facility has a (pound)20.0 million line that matures on July 11, 2001. Loans under this facility bear interest at Sterling LIBOR plus an applicable margin. The credit agreement contains customary financial and operating covenants. Phoenix was in compliance with all financial and operating covenants related to this facility as of December 31, 2000. At December 31, 2000, Phoenix had no outstanding borrowing under this agreement, and in January 2001, terminated this agreement.

         The fourth facility is a $200.0 million syndicated line maturing in August 2002 available to PXP with Phoenix's unconditional guarantee. Drawdowns may be executed in domestic U.S. dollars or in Eurodollars. PXP may select from the Certificate of Deposit (CD), Eurodollar, or the Base Lending rate, plus an applicable margin in the case of Eurodollar and CD rate loans. The credit agreement contains customary financial and operating covenants including, among other provisions, requirements that the company maintain certain financial ratios and satisfy certain financial tests, restrictions on the ability to incur indebtedness and limitations on the amount of PXP's capital expenditures. Phoenix was in compliance with all financial and operating covenants related to this facility as of December 31, 2000. As of December 31, 2000, PXP had $190.0 million outstanding under this agreement.

         The fifth facility is a $175.0 million line maturing in March 2004 available to PXP with Phoenix's unconditional guarantee. Drawdowns may be executed in domestic U.S. dollars or in Eurodollars. Domestic dollar loans bear interest at the bank's commercial prime rate or the effective federal funds rate plus 0.5%. Eurodollar loans bear interest at rates equal to LIBOR plus an applicable margin. The credit agreement contains customary financial and operating covenants. Phoenix was in compliance with all financial and operating covenants related to this facility as of December 31, 2000. As of December 31, 2000 PXP had $40.0 million outstanding under this agreement.

         In November 1996, Phoenix issued $175.0 million principal amount of 6.95% surplus notes due December 1, 2006. Each payment of interest on principal of the notes requires the prior approval of the Superintendent of Insurance of the State of New York (the Superintendent), and may be made only out of surplus funds which the Superintendent determines to be available for such payment under the New York Insurance Law. The notes contain neither financial covenants nor early redemption

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         provisions, and are to rank pari passu with any subsequently issued surplus, capital or contribution notes or similar obligations of Phoenix. As of December 31, 2000, Phoenix had $175.0 million in surplus notes outstanding.

         As of December 31, 2000 Phoenix had outstanding $20.1 million principal amount of 6% convertible subordinated debentures due 2015, issued by PXP and held by outside third parties. PXP issued these debentures in April 1998 in exchange for all outstanding shares of its Series A convertible exchangeable preferred stock. Each $25.00 principal amount of these debentures is convertible into 3.11 shares of PXP common stock at any time upon the holder's election and the debentures may be redeemed by PXP, in whole or in part at any time upon 15 days' notice beginning November 1, 2000.

         Additionally, Phoenix has access to several other, smaller credit lines. The total unused credit was $377.5 million at December 31, 2000. Phoenix was in compliance with all financial and operating covenants related to the debt agreements as of December 31, 2000, with the exception of the ratio of non-investment grade assets to total assets covenant in the Phoenix facility that matures on November 1, 2001.

         Maturities of other indebtedness are as follows: 2001 - $0.3 million; 2002 - $190.0 million; 2003 - $0.0 million; 2004 - $40.0 million; 2005
         - $0.0 million; 2006 and thereafter - $195.1 million.

         Interest expense was $29.8 million, $34.0 million and $32.7 million for the years ended December 31, 1998, 1999 and 2000, respectively.

9.       INCOME TAXES

         A summary of income taxes (benefits) applicable to income before income taxes and minority interest for the year ended December 31, was as follows:

                                                        1998                   1999                  2000
                                                 -------------------   -------------------   -------------------
                                                                          (IN MILLIONS)
         Income taxes
           Current                               $              49.6   $             114.0   $             122.4
           Deferred                                              6.4                 (15.0)                (67.0)
                                                 -------------------   -------------------   -------------------

         Total                                   $              56.0   $              99.0   $              55.4
                                                 ===================   ===================   ===================

         The income taxes attributable to the consolidated results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the income tax effects of each for the year ended December 31, were as follows:

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                        1998                   1999                   2000
                                                 --------------------   --------------------   --------------------
                                                  (IN MILLIONS)    %     (IN MILLIONS)    %     (IN MILLIONS)    %
                                                 --------------  ----   --------------  ----   --------------  ----
         Income tax expense at statutory         $         54.9   35%             93.1   35%            54.4    35%
           rate

         Dividend received deduction and
           tax-exempt interest                             (3.3) (2)%             (3.0) (1)%            (6.7)  (4)%
         Other, net                                         4.4    3%             (2.7) (1)%            (2.6)  (2)%
                                                 --------------  ----   --------------  ----   --------------  ----
                                                           56.0   36%             87.4   33%             45.1   29%

         Differential earnings
           (equity tax)                                                           11.6    4%             10.3    7%
                                                 --------------  ----   --------------  ----   --------------  ----


         Income taxes                            $         56.0   36%   $         99.0   37%   $         55.4   36%
                                                 --------------  ----   --------------  ----   --------------  ----

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The net deferred income tax liability represents the income tax effects of temporary differences attributable to the consolidated income tax return group. The components were as follows:

                                                                                      DECEMBER 31,
                                                                        -----------------------------------------
                                                                              1999                    2000
                                                                        ------------------      -----------------
                                                                                     (IN MILLIONS)
         DAC                                                            $            287.0     $            217.9
         Unearned premium/deferred revenue                                          (139.4)                (139.0)
         Impairment reserves                                                         (15.6)                 (16.8)
         Pension and other postretirement benefits                                   (68.9)                 (65.1)
         Investments                                                                 177.2                  177.0
         Future policyholder benefits                                               (181.2)                (186.4)
         Other                                                                         3.1                    8.3
                                                                        ------------------      -----------------
                                                                                      62.2                   (4.1)
         Net unrealized investment gains                                              23.6                   11.9
         Minimum pension liability                                                    (4.1)                  (3.3)
         Equity in earnings of unconsolidated subsidiaries                             1.6                    4.9
                                                                        ------------------      -----------------

         Deferred income tax liability, net                             $             83.3      $             9.4
                                                                        ==================      =================

         Gross deferred income tax assets totaled $409.2 million and $410.6 million at December 31, 1999 and 2000, respectively. Gross deferred income tax liabilities totaled $492.5 million and $420.0 million at December 31, 1999 and 2000, respectively. It is management's assessment, based on Phoenix's earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 1999 and 2000 will be realized.

10.      PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS

         PENSION PLANS

         Phoenix has a multi-employer, non-contributory, defined benefit pension plan covering substantially all of its employees. Retirement benefits are a function of both years of service and level of compensation. Phoenix also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. Phoenix's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Components of net periodic pension cost for the year ended December 31, were as follows:

                                                                      1998            1999             2000
                                                                 --------------   -------------   --------------
                                                                                  (IN MILLIONS)
         Components of net periodic benefit cost
           (income) Service cost                                 $         11.7   $        12.7   $          9.7
           Interest cost                                                   23.8            25.7             28.6
           Curtailments                                                                    21.6               .5
           Expected return on plan assets                                 (25.9)          (29.4)           (34.5)
           Amortization of net transition asset                            (2.5)           (2.5)            (2.5)
           Amortization of prior service cost                               1.8             1.8              1.3
           Amortization of net gain                                        (1.3)           (2.9)            (7.6)
                                                                 --------------   -------------   --------------
           Net periodic benefit cost (income)                    $          7.6   $        27.0   $         (4.5)
                                                                 ==============   =============   ==============

         In 1999 and 2000, Phoenix offered special retirement programs under which qualified participants' benefits under the employee pension plan were enhanced by adding five years to age and five years to pension plan service. Of the 374 eligible employees, 177 accepted the special retirement programs. As a result of the special retirement programs, Phoenix recorded additional pension expense of $21.6 million and $3.3 million for the years ended December 31, 1999 and 2000, respectively. Also, in 2000, Phoenix recognized a pension credit (income) of $2.8 million related to the sale of its group life and health operations. This credit is included in the results of discontinued operations.

         The aggregate change in projected benefit obligation, change in plan assets, and funded status of the plan were as follows:

                                                                                       DECEMBER 31,
                                                                        -----------------------------------------
                                                                                1999                   2000
                                                                        ------------------      -----------------
                                                                                      (IN MILLIONS)
         Change in projected benefit obligation
           Projected benefit obligation at beginning of year            $            367.3      $           397.9
           Service cost                                                               12.7                    9.7
           Interest cost                                                              25.7                   28.6
           Plan amendments                                                            23.9                    3.5
           Curtailments                                                               (6.4)                  (8.1)
           Actuarial loss                                                             (5.3)                    .4
           Benefit payments                                                          (20.0)                 (24.1)
                                                                        ------------------      -----------------
           Projected benefit obligation at end of year                  $            397.9      $           407.9
                                                                        ==================      =================

         Change in plan assets
           Fair value of plan assets at beginning of year               $            377.2      $           442.8
           Actual return on plan assets                                               81.7                   21.6
           Employer contributions                                                      3.9                    4.5
           Benefit payments                                                          (20.0)                 (24.1)
                                                                        ------------------      -----------------
           Fair value of plan assets at end of year                     $            442.8      $           444.8
                                                                        ==================      =================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                       DECEMBER 31,
                                                                        -----------------------------------------
                                                                                1999                   2000
                                                                        ------------------      -----------------
                                                                                      (IN MILLIONS)
           Funded status of the plan                                    $             44.9      $            36.9
           Unrecognized net transition asset                                         (12.3)                  (9.9)
           Unrecognized prior service cost                                            11.8                    8.3
           Unrecognized net gain                                                    (135.5)                (117.4)
                                                                        ------------------      -----------------
           Net amount recognized                                        $            (91.1)     $           (82.1)
                                                                        ==================      =================

         Amounts recognized in the Consolidated Balance
           Sheet consist of:
           Accrued benefit liability                                    $           (114.7)     $           (99.8)
           Intangible asset                                                           11.7                    8.3
           Accumulated other comprehensive income                                     11.9                    9.4
                                                                        ------------------      -----------------
           Amounts recognized in the Consolidated Balance               $            (91.1)     $           (82.1)
              Sheet                                                     ==================      =================

         At December 31, 1999 and 2000, the non-qualified plan was not funded and had projected benefit obligations of $72.3 million and $73.6 million, respectively. The accumulated benefit obligations as of December 31, 1999 and 2000 related to this plan were $60.1 million and $61.7 million, respectively, and are included in other liabilities on the Consolidated Balance Sheet.

         Phoenix recorded, as a reduction of equity, an additional minimum pension liability of $7.7 million and $6.1 million, net of income taxes, at December 31, 1999 and 2000, respectively, representing the excess of accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities for the non-qualified plan. Phoenix has also recorded an intangible asset of $11.7 million and $8.3 million as of December 31, 1999 and 2000 related to the non-qualified plan.

         The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1999 and 2000. The discount rate assumption for 2000 was determined based on a study that matched available high quality investment securities with the expected timing of pension liability payments. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.5% for 1999 and 2000. The expected long-term rate of return on retirement plan assets was 8.0% in 1999 and 2000.

         The assets within the pension plan include corporate and government debt securities, equity securities, real estate, venture capital partnerships, and shares of mutual funds.

         Phoenix also sponsors savings plans for its employees and agents that are qualified under Internal Revenue Code Section 401(k). Employees and agents may contribute a portion of their annual salary, subject to certain limitations, to the plans. Phoenix contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee or agent. Company contributions charged to expense with respect to these plans during the years ended December 31, 1998, 1999 and 2000 were $4.1 million, $4.0 million and $3.8 million, respectively.

         OTHER POSTRETIREMENT BENEFIT PLANS

         In addition to Phoenix's pension plans, Phoenix currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by Phoenix. A substantial portion of Phoenix's employees may become eligible for these

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         benefits upon retirement. The health care plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

         Phoenix recognizes the costs and obligations of postretirement benefits other than pensions over the employees' service period ending with the date an employee is fully eligible to receive benefits.

         The components of net periodic postretirement benefit cost for the year ended December 31, were as follows:

                                                                      1998            1999             2000
                                                                 --------------   -------------   --------------
                                                                                  (IN MILLIONS)
         Components of net periodic benefit cost
           Service cost                                          $          3.4   $         3.4   $          2.2
           Interest cost                                                    4.6             4.6              4.3
           Curtailments                                                                     5.4             (1.7)
           Amortization of net gain                                        (1.2)           (1.5)            (2.2)
                                                                 --------------   -------------   --------------
           Net periodic benefit cost                             $          6.8   $        11.9   $          2.6
                                                                 ==============   =============   ==============

         As a result of the special retirement programs, Phoenix recorded an additional postretirement benefit expense (pre-tax) of $5.5 million and $1.1 million for the years ended December 31, 1999 and 2000, respectively. Also, in 2000, Phoenix recognized a postretirement credit (income) of $2.9 million related to the sale of its group life and health operations. This credit is included in the results of discontinued operations.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The plan's change in projected benefit obligation, change in plan assets, and funded status were as follows:


                                                                                            DECEMBER 31,
                                                                                 ---------------------------------
                                                                                      1999              2000
                                                                                 ---------------   ---------------
                                                                                          (IN MILLIONS)
         Change in projected postretirement benefit obligation
           Projected benefit obligation at beginning of year                     $          71.1   $          71.4
           Service cost                                                                      3.4               2.2
           Interest cost                                                                     4.6               4.3
           Plan amendments                                                                   5.8               1.3
           Curtailments                                                                      (.3)             (3.1)
           Actuarial gain                                                                   (8.7)             (9.6)
           Benefit payments                                                                 (4.5)             (3.9)
                                                                                 ---------------   ---------------
           Projected benefit obligation at end of year                                      71.4              62.6
                                                                                 ---------------   ---------------

         Change in plan assets
           Employer contributions                                                            4.5               3.9
           Benefit payments                                                                 (4.5)             (3.9)
                                                                                 ---------------   ---------------
           Fair value of plan assets at end of year
                                                                                 ---------------   ---------------

         Funded status of the plan                                                         (71.4)            (62.6)
         Unrecognized net gain                                                             (33.6)            (41.0)
                                                                                 ---------------   ---------------
           Accrued benefit liability                                             $        (105.0)  $        (103.6)
                                                                                 ===============   ===============

         The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1999 and 2000.

         For purposes of measuring the accumulated postretirement benefit obligation the health care costs were assumed to increase 7.5% and 6.5% in 1999 and 2000, respectively, declining thereafter until the ultimate rate of 5.5% is reached in 2002 and remains at that level thereafter.

         The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $4.8 million and the annual service and interest cost by $0.6 million, before income taxes. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation by $4.5 million and the annual service and interest cost by $0.5 million, before income taxes. Gains and losses that occur because actual experience differs from the estimates are amortized over the average future service period of employees.

         OTHER POSTEMPLOYMENT BENEFITS

         Phoenix recognizes the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Other postemployment benefit expenses were ($0.5) million for 1998, $0.5 million for 1999, and ($0.7) million for 2000.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.      COMPREHENSIVE INCOME

         The components of, and related income tax effects for, other comprehensive income for the year ended December 31, were as follows:


                                                                     1998              1999              2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Unrealized (losses) gains on securities available-
           for-sale:
         Before-tax amount                                      $         (72.3)  $        (102.8)  $          81.5
         Income tax (benefit) expense                                     (25.4)            (36.0)             28.5
                                                                ---------------   ---------------   ---------------
         Totals                                                           (46.9)            (66.8)             53.0
                                                                ---------------   ---------------   ---------------

         Reclassification adjustment for net gains realized
           in net income:
         Before-tax amount                                                (20.0)             (2.2)            (90.6)
         Income tax benefit                                                (7.0)              (.7)            (31.7)
                                                                ---------------   ---------------   ---------------
         Totals                                                           (13.0)             (1.5)            (58.9)
                                                                ---------------   ---------------   ---------------

         Net unrealized losses on securities available-
           for-sale:
         Before-tax amount                                                (92.3)           (105.0)             (9.1)
         Income tax benefit                                               (32.4)            (36.7)             (3.2)
                                                                ---------------   ---------------   ---------------
         Totals                                                 $         (59.9)  $         (68.3)  $          (5.9)
                                                                ===============   ===============   ===============

         Minimum pension liability adjustment:
         Before-tax amount                                      $          (2.3)  $          (2.3)  $           2.4
         Income tax (benefit) expense                                       (.8)              (.8)               .8
                                                                ---------------   ---------------   ---------------
         Totals                                                 $          (1.5)  $          (1.5)  $           1.6
                                                                ===============   ===============   ===============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The following table summarizes accumulated other comprehensive income for the year ended December 31:

                                                                      1998              1999             2000
                                                                ---------------   ---------------   --------------
                                                                                   (IN MILLIONS)
         Net unrealized gains (losses) on securities
         available-for-sale:
         Balance, beginning of year                             $         160.4   $         100.5   $         32.2
         Change during period                                             (59.9)            (68.3)            (5.9)
                                                                ---------------   ---------------   --------------
         Balance, end of year                                             100.5              32.2             26.3
                                                                ---------------   ---------------   --------------

         Minimum pension liability adjustment:
         Balance, beginning of year                                        (4.7)             (6.2)            (7.7)
         Change during period                                              (1.5)             (1.5)             1.6
                                                                ---------------   ---------------   --------------
         Balance, end of year                                              (6.2)             (7.7)            (6.1)
                                                                ---------------   ---------------   --------------

         Accumulated other comprehensive income:
         Balance, beginning of year                                       155.7              94.3             24.5
         Change during period                                             (61.4)            (69.8)            (4.3)
                                                                ---------------   ---------------   --------------
         Balance, end of year                                   $          94.3   $          24.5   $         20.2
                                                                ===============   ===============   ==============

12.      SEGMENT INFORMATION

         Phoenix offers a wide range of financial products and services. These businesses are managed within four reportable segments: (i) Life and Annuity, (ii) Investment Management, (iii) Venture Capital, and (iv) Corporate and Other. These reportable segments are managed in this fashion because they either provide different products or services, are subject to different regulation, require different strategies or have different distribution systems.

         The Life and Annuity segment includes the individual life insurance and annuity products including participating whole life, universal life, variable life, term life and variable annuities.

         The Investment Management segment includes retail and institutional investment management and distribution including mutual funds, managed accounts, open-end funds and closed-end funds.

         The Venture Capital segment includes Phoenix's equity share in the operating income and the realized and unrealized investment gains of Phoenix's venture capital partnership investments.

         Corporate and Other contains several smaller subsidiaries and investment activities which do not meet the thresholds of reportable segments as defined in SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information." They include international operations and the run-off of Phoenix's group pension and guaranteed investment contract businesses.

         The majority of Phoenix's revenue is derived in the United States of America. Revenue derived from outside the United States of America is not material and revenue derived from any single customer does not exceed ten percent of total consolidated revenues.

         The accounting policies of the segments are the same as those described in Note 2 - "Summary of Significant Accounting Policies." Phoenix evaluates segment performance on the basis of segment after-tax operating income. Realized investment gains and some non-recurring items are excluded because management does not consider them when evaluating the financial performance of the segments. The size and timing of realized investment gains are often subject to management's discretion. The non-recurring items are removed from segment after-tax operating income if, in management's opinion, they are not indicative of overall operating trends. While some of these items

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         may be significant components of Phoenix's GAAP net income, Phoenix believes that segment after-tax operating income is an appropriate measure that represents the net income attributable to the ongoing operations of the business. The criteria used by management to identify non-recurring items and to determine whether to exclude a non-recurring item from segment after-tax operating income include whether the item is infrequent and:

             o    is material to the segment's after-tax operating income,

             o    results from a business restructuring,

             o    results from a change in the regulatory environment or

             o    relates to other unusual circumstances (e.g., litigation).

         Non-recurring items excluded by management from segment after-tax operating income may vary from period to period. Because such items are excluded based on management's discretion, inconsistencies in the application of management's selection criteria may exist. Segment after-tax operating income is not a substitute for net income determined in accordance with GAAP, and may be different from similarly titled measures of other companies.

         Capital is allocated to Investment Management on a historical cost basis and to insurance products based on 200% of company action level risk-based capital. Net investment income is allocated based on the assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations using time studies and other allocation methodologies. See Note 10 - "Pension and Other Postretirement and Postemployment Benefit Plans."

         The following tables provide certain information with respect to Phoenix's operating segments as of and for the years ended December 31, 1998, 1999 and 2000, as well as the realized investment gains and non-recurring items not included in segment after-tax operating income.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                 AS OF DECEMBER 31,
                                                                ---------------------------------------------------
                                                                      1998              1999             2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Total assets:
         Life and Annuity                                       $      16,938.8   $      18,037.8   $      17,862.4
         Investment Management                                            629.4             784.9             800.2
         Venture Capital                                                  191.2             338.1             467.3
         Corporate and Other                                              739.9             938.6           1,157.7
         Discontinued operations                                          298.7             187.6              25.6
                                                                ---------------   ---------------   ---------------
           Total                                                $      18,798.0   $      20,287.0   $      20,313.2
                                                                ===============   ===============   ===============

         Deferred Policy Acquisition Costs:
         Life and Annuity                                       $       1,058.2   $       1,318.8   $       1,019.0
                                                                ===============   ===============   ===============

         Policy liabilities and accruals:
         Life and Annuity                                       $      10,441.9   $      10,771.4   $      11,220.0
         Corporate and Other                                              136.7             128.4             152.6
                                                                ---------------   ---------------   ---------------
           Total                                                $      10,578.6   $      10,899.8   $      11,372.6
                                                                ===============   ===============   ===============

         Policyholder deposit funds:
         Life and Annuity                                       $         510.7   $         521.9   $         665.6
         Corporate and Other                                               21.0              16.3              12.8
                                                                ---------------   ---------------   ---------------
           Total                                                $         531.7   $         538.2   $         678.4
                                                                ===============   ===============   ===============

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------
                                                                      1998              1999             2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Premiums:
         Life and Annuity                                       $       1,175.8   $       1,175.7   $       1,147.4
                                                                ---------------   ---------------   ---------------
           Total                                                        1,175.8           1,175.7           1,147.4
                                                                ---------------   ---------------   ---------------

         Insurance and investment product fees:
         Life and Annuity                                                 248.3             277.7             302.7
         Investment Management                                            225.3             284.3             324.4
         Corporate and Other                                               83.5              42.2              28.1
         Non-recurring items                                                                 (5.9)              4.6
         Less: inter-segment revenues                                     (19.6)            (23.7)            (28.8)
                                                                ---------------   ---------------   ---------------
           Total                                                $         537.5   $         574.6   $         631.0
                                                                ---------------   ---------------   ---------------

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------
                                                                     1998               1999               2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Net investment income:
         Life and Annuity                                       $         768.8   $         768.3   $         791.4
         Investment Management                                                                3.1               2.6
         Venture Capital                                                   39.6             139.9             277.3
         Corporate and Other                                               41.8              31.3              45.3
         Add: inter-segment investment expenses                             9.4              10.5              10.8
                                                                ---------------   ---------------   ---------------
           Total                                                          859.6             953.1           1,127.4
                                                                ---------------   ---------------   ---------------

         Policy benefits and increase in policy liabilities
           and policyholder dividends:
         Life and Annuity                                               1,743.6           1,723.6           1,775.8
         Corporate and Other                                               17.8              10.0              12.0
                                                                ---------------   ---------------   ---------------
           Total                                                        1,761.4           1,733.6           1,787.8
                                                                ---------------   ---------------   ---------------

         Amortization of Deferred Policy Acquisition
           Costs:
         Life and Annuity                                                 138.0             147.9             137.8
         Non-recurring items                                                                                  218.2
                                                                ---------------   ---------------   ---------------
           Total                                                          138.0             147.9             356.0
                                                                ---------------   ---------------   ---------------

         Amortization of goodwill and other intangible assets:
         Life and Annuity                                                    .8               6.7                .9
         Investment Management                                             22.0              30.3              31.8
         Corporate and Other                                                6.0               3.1               4.2
                                                                ---------------   ---------------   ---------------
           Total                                                           28.8              40.1              36.9
                                                                ---------------   ---------------   ---------------

         Interest expense:
         Life and Annuity                                                                                        .9
         Investment Management                                             11.5              16.8              17.9
         Corporate and Other                                               18.3              17.2              14.7
         Less: inter-segment expenses                                                                           (.8)
                                                                ---------------   ---------------   ---------------
           Total                                                           29.8              34.0              32.7
                                                                ---------------   ---------------   ---------------

         Other operating expenses:
          Life and Annuity                                                253.3             271.3             295.9
          Investment Management                                           149.1             187.0             222.9
         Corporate and Other                                              122.8              84.7              98.2
         Non-recurring items                                                1.3              28.1              26.5
         Less: inter-segment expenses                                     (10.2)            (13.2)            (17.2)
                                                                ---------------   ---------------   ---------------
           Total                                                          516.3             557.9             626.3
                                                                ---------------   ---------------   ---------------

         Operating income before income taxes, minority
           interest and equity in earnings of and interest
           earned from investments in unconsolidated
           subsidiaries:
         Life and Annuity                                                  57.2              72.2              30.2
         Investment Management                                             42.7              53.3              54.4
         Venture Capital                                                   39.6             139.9             277.3
         Corporate and Other                                              (39.6)            (41.5)            (55.7)
         Non-recurring items                                               (1.3)            (34.0)           (240.1)
                                                                ---------------   ---------------   ---------------
           Total                                                $          98.6   $         189.9   $          66.1
                                                                ---------------   ---------------   ---------------

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------------
                                                                     1998             1999              2000
                                                                ---------------   ---------------   ---------------
                                                                                 (IN MILLIONS)

         Income taxes:
         Life and Annuity                                       $          20.1    $         25.5   $          10.6
         Investment Management                                             19.3              23.0              25.7
         Venture Capital                                                   13.9              49.0              97.1
         Corporate and Other                                              (17.4)            (24.4)            (35.4)
         Non-recurring items                                                (.3)              (.7)            (73.7)
                                                                ---------------   ---------------   ---------------
           Total                                                           35.6              72.4              24.3
                                                                ---------------   ---------------   ---------------

         Minority interest in net income of consolidated
           subsidiaries:
         Investment Management                                              6.0              10.1              11.0
                                                                ---------------   ---------------   ---------------
           Total                                                            6.0              10.1              11.0
                                                                ---------------   ---------------   ---------------

         Equity in earnings of and interest earned from
           investments in unconsolidated subsidiaries:
         Investment Management                                              2.4               3.7               6.2
         Corporate and Other                                                (.8)              1.8               2.8
                                                                ---------------   ---------------   ---------------
           Total                                                            1.6               5.5               9.0
                                                                ---------------   ---------------   ---------------

         Segment operating income after taxes:
         Life and Annuity                                                  37.1              46.7              19.6
         Investment Management                                             19.8              23.9              23.9
         Venture Capital                                                   25.7              90.9             180.2
         Corporate and Other                                              (23.0)            (15.3)            (17.5)
                                                                ---------------   ---------------   ---------------
           Sub-total                                                       59.6             146.2             206.2
         Non-recurring items                                               (1.0)            (33.3)           (166.4)
                                                                ---------------   ---------------   ---------------
           Total                                                           58.6             112.9              39.8
                                                                ---------------   ---------------   ---------------

         Net realized investment gains (losses) after
           income taxes:
         Life and Annuity                                                 (11.6)             10.3             (15.8)
         Investment Management                                              6.9                                 5.2
         Corporate and Other                                               38.0              38.9              65.6
                                                                ---------------   ---------------   ---------------
           Total                                                           33.3              49.2              55.0
                                                                ---------------   ---------------   ---------------

         Income (loss) from continuing operations:
         Life and Annuity                                                  25.5              57.0               3.8
         Investment Management                                             26.7              23.9              29.1
         Venture Capital                                                   25.7              90.9             180.2
         Corporate and Other                                               15.0              23.6              48.1
         Non-recurring items                                               (1.0)            (33.3)           (166.4)
                                                                ---------------   ---------------   ---------------
           Total                                                $          91.9   $         162.1   $          94.8
                                                                ===============   ===============   ===============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The components of non-recurring items for the year ended December 31, were as follows:


                                                                     1998               1999               2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Supplemental Information
         Non-recurring items:
         Life and Annuity
             DAC write-off                                      $                 $                 $        (141.8)
                                                                ---------------   ---------------   ---------------
             Sub-total                                                                                       (141.8)
                                                                ---------------   ---------------   ---------------
         Investment Management
             Portfolio (loss) gain                                                           (3.8)              3.1
             Loss on sublease transaction                                                                       (.7)
             Restructuring charges                                         (1.0)              (.7)
             Expense of purchase of PXP minority
               interest                                                                                         (.7)
             Litigation settlement                                                                             (1.8)
                                                                ---------------   ---------------   ---------------
             Sub-total                                                     (1.0)             (4.5)              (.1)
                                                                ---------------   ---------------   ---------------
         Corporate and Other
             Early retirement pension adjustment                                            (17.6)
             Demutualization expense                                                                          (14.1)
             Surplus tax                                                                    (11.2)            (10.4)
                                                                ---------------   ---------------   ---------------
             Sub-total                                                                      (28.8)            (24.5)
                                                                ---------------   ---------------   ---------------
         Total                                                  $          (1.0)  $         (33.3)  $        (166.4)
                                                                ===============   ===============   ===============

         Non-recurring items include:

         o an increase to deferred policy acquisition costs amortization resulting from a change in estimated future investment earnings due to a reallocation in December 2000 of assets supporting participating life policies;

         o a charge incurred in 1999, and subsequent insurance recovery in the second quarter of 2000, related to the reimbursement of the two mutual fund investment portfolios which had inadvertently sustained losses;

         o  expenses related to sublease transactions on certain office space;

         o various restructuring charges, which included expenses resulting from a senior executive exercising certain rights under an employment agreement, charges related to the out-sourcing of fund accounting operations, and severance costs related to staff reductions resulting primarily from the closing of PXP's equity management department in Hartford and PXP's reductions in the institutional line of business;

         o  expenses related to the purchase of the PXP minority interest;

         o a charge related to a litigation settlement with former clients of PXP and its former financial consulting subsidiary;

         o a charge incurred in 1999 in connection with an early retirement program;

         o  expenses related to the demutualization; and

         o surplus tax because, as a mutual life insurance company, Phoenix was subject, in the periods indicated, to a surplus tax limiting the ability of mutual insurance companies to deduct the full amount of policyholder dividends from taxable income. Phoenix will not be subject to such surplus tax in 2001 and future years, as a result of demutualization.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Included in policy benefits and dividend amounts for the Life and Annuity segment is interest credited on policyholder account balance of $111.7 million, $105.6 million and $109.5 million for the years, ended December 31, 1998, 1999 and 2000, respectively.

13.      DISCONTINUED OPERATIONS

         During 1999, Phoenix discontinued the operations of three of its business segments which in prior years had been reflected as reportable business segments: the reinsurance operations, the real estate management operations and the group life and health operations. The discontinuation of these business segments resulted from the sale of several operations, a signed agreement to sell one of the operations and the implementation of plans to withdraw from the remaining businesses.

         REINSURANCE OPERATIONS

         During 1999, Phoenix completed a comprehensive strategic review of its reinsurance segment and decided to exit these operations through a combination of sale, reinsurance and placement of certain components into run-off. The reinsurance segment consisted primarily of individual life reinsurance operations as well as group accident and health reinsurance business. Accordingly, Phoenix estimated sales proceeds, net premiums, net claims payments and expenses of winding-down the business. As a result, in 1999 Phoenix recognized a $173.0 million pre-tax loss on the disposal of reinsurance operations. The significant components of the loss on the disposal of reinsurance operations were as follows:

         On August 1, 1999, Phoenix sold its individual life reinsurance operations and certain group health reinsurance business to Employers Reassurance Corporation for $130 million. The transaction was structured as a reinsurance and asset sale transaction (assumption reinsurance), resulting in a pre-tax gain of $113 million. The pre-tax income from operations for the seven months prior to disposal was $19 million. During the third quarter of 2000, Phoenix recorded a pre-tax charge of $6 million to reflect a true-up adjustment to estimated individual life reinsurance reserves, in accordance with the sales agreement.

         During 1999, Phoenix placed the retained group accident and health reinsurance business into run-off. Phoenix adopted a formal plan to stop writing new contracts covering these risks and end the existing contracts as soon as those contracts would permit. However, Phoenix remained liable for claims under those contracts.

         Based on the most recent information available, Phoenix reviewed the run-off block and estimated the amount and timing of future net premiums, claims and expenses. Consequently, Phoenix increased reserve estimates on the run-off block by $180 million (pre-tax). In addition, as part of the exit strategy, Phoenix purchased aggregate excess of loss reinsurance to further protect Phoenix from unfavorable results from this discontinued business. This reinsurance is subject to an aggregate retention of $100 million on the discontinued business. Phoenix may commute the agreement at any time after September 30, 2004, subject to automatic commutation effective September 30, 2019. Phoenix incurred an initial expense of $130 million on the acquisition of this reinsurance.

         During 2000 Phoenix updated its estimates of future losses related to the group accident and health reinsurance business as well as future expenses associated with managing the run-off. Based on the most recent information available, Phoenix increased reserve estimates on the run-off block by $97 million (pre-tax). Phoenix determined that the increase to reserves was needed based on revised actuarial assumptions to reflect current and expected deteriorating trends in claim experience and higher than anticipated expenses.

         The additional reserves and aggregate excess of loss reinsurance coverage are expected to cover the run-off of the business; however, the nature of the underlying risks is such that the claims may take years to reach the reinsurers involved. Therefore, Phoenix expects to pay claims out of existing estimated reserves for up to ten years as the level of business diminishes.

         A significant portion of the claims arising from the discontinued group accident and health reinsurance business arises from the activities of Unicover Managers, Inc. (Unicover). Unicover

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         organized and managed a group, or pool, of insurance companies (Unicover pool) and certain other facilities, which reinsured the life and health insurance components of workers' compensation insurance policies issued by various property and casualty insurance companies. Phoenix was a member of the Unicover pool. Phoenix terminated its participation in the Unicover pool effective March 1, 1999.

         Phoenix is involved in disputes relating to the activities of Unicover. Under Unicover's underwriting authority, the Unicover pool and Unicover facilities wrote a dollar amount of reinsurance coverage that was many times greater than originally estimated. As a member of the Unicover pool, Phoenix is involved in several proceedings in which the pool members assert that they can deny coverage to certain insurers which claim that they purchased reinsurance coverage from the pool.

         Further, Phoenix was, along with Sun Life Assurance of Canada (Sun
         Life) and Cologne Life Reinsurance Company (Cologne Life), a retrocessionaire (meaning a reinsurer of other reinsurers) of the Unicover pool and two other Unicover facilities, providing the pool and facility members with reinsurance of the risks that the pool and facility members had assumed. In September 1999, Phoenix joined an arbitration proceeding that Sun Life had begun against the members of the Unicover pool and the Unicover facilities. In this arbitration, Phoenix and Sun Life sought to cancel their retrocession agreement on the grounds that material misstatements and nondisclosures were made to them about, among other things, the amount of risks they would be reinsuring. The arbitration proceedings are ongoing only with respect to the Unicover pool, because Phoenix, Sun Life and Cologne Life reached settlement with the two Unicover facilities in the first quarter of 2000 (see discussion below).

         In its capacity as a retrocessionaire of the Unicover business, Phoenix had an extensive program of its own reinsurance in place to protect it from financial exposure to the risks it had assumed. Currently, Phoenix is involved in separate arbitration proceedings with three of its own retrocessionaires, which are seeking, on various grounds, to avoid paying any amounts to Phoenix. All of these proceedings remain in their preliminary phases. Because the same retrocession program that covers Phoenix's Unicover business covers a significant portion of its other remaining group accident and health reinsurance business, Phoenix could have additional material losses if one or more of its retrocesssionaires successfully avoids its obligations.

         During 2000, Phoenix reached settlements with several of the companies involved in Unicover. On January 13, 2000, Phoenix and the other member companies of the Unicover pool settled with EBI Indemnity Company and affiliates of the Orion Group (EBI/Orion), by which all pool members were released from their obligations as reinsurers of EBI/Orion. On January 21, 2000, Phoenix settled with Reliance
         Insurance Company (Reliance) and its parent Reliance Group Holdings, Inc. and was released from its obligations as a reinsurer of the so-called Reliance facility. On March 27, 2000, Phoenix settled with Reliance, Lincoln National Life Insurance Company and Lincoln National Health and Casualty Company, releasing Phoenix from its obligations as a reinsurer of the so-called Lincoln facility. On May 28, 2000, Phoenix reached an agreement with one of its retrocessionaires, and recovered a substantial portion of its settlement cost on the Reliance settlement. Financial terms of these settlements were consistent with the provisions established by Phoenix in 1999. There was no effect on net income resulting from these settlements for the year ended December 31, 2000.

         A second set of disputes involves personal accident business that was reinsured in the London reinsurance market in the mid-1990s in which Phoenix participated. The disputes involve multiple layers of reinsurance, and allegations that the reinsurance program created by the brokers involved in placing those layers was interrelated and devised to disproportionately pass losses to a top layer of reinsurers. Many companies who participated in this business are involved in arbitrations in which those top layer companies are attempting to avoid their obligations on the basis of misrepresentation. Because of the complexity of the disputes and the reinsurance arrangements, many of these companies are currently participating in negotiations of the disputes for certain contract years, and Phoenix believes that similar discussions will follow for the remaining years. Although Phoenix is vigorously defending its contractual rights, Phoenix is actively involved in the attempt to reach negotiated business solutions.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Given the uncertainty associated with litigation and other dispute resolution proceedings, and the expected long term development of net claims payments, the estimated amount of the loss on disposal of reinsurance discontinued operations may differ from actual results. However, it is management's opinion, after consideration of the provisions made in these financial statements, as described above, that future developments will not have a material effect on Phoenix's consolidated financial position.

         The other component of the loss on the disposal of reinsurance discontinued operations in 1999 was as follows:

         On June 30, 1999, PM Holdings sold Financial Administrative Services, Inc. (FAS), its third party administration subsidiary affiliated with individual life reinsurance, to CYBERTEK, a wholly-owned subsidiary of Policy Management Systems Corporation. Proceeds from the sale were $8.0 million for the common stock plus $1.0 million for a covenant not-to-compete, resulting in a pre-tax gain of $3.8 million.

         In addition to the $9.0 million sale price, Phoenix will receive additional proceeds contingent on certain revenue targets. Phoenix recorded a note receivable for $4.0 million which, under the terms of the agreement, CYBERTEK will repay in six equal annual installments commencing March 31, 2001 through March 31, 2006. The contingent proceeds will be determined annually but in total, will range from a minimum of $4.0 million to a maximum of $16.0 million.

         REAL ESTATE MANAGEMENT OPERATIONS

         On May 25, 2000, Phoenix sold its investment in 50% of the outstanding common stock of Pinnacle Realty Management Company, Inc., a real estate property management firm, for $6.0 million. This sale represented Phoenix's entire interest in Pinnacle Realty Management Company, Inc. and Phoenix now has no other real estate management business. The transaction resulted in a pre-tax loss of $0.6 million.

         On March 31, 1999, Phoenix sold its real estate management subsidiary, Phoenix Realty Advisors, to Henderson Investors International Holdings, B.V. for $7.9 million in cash. The pre-tax gain realized on this transaction was $7.1 million.

         GROUP LIFE AND HEALTH OPERATIONS

         On April 1, 2000, Phoenix sold its group life and health business to GE Financial Assurance Holdings, Inc. (GEFA) except for Phoenix Dental Services, Inc. and California Benefits Dental Plan. Specifically, Phoenix Group Holdings and PM Holdings sold 97% of the common stock of Phoenix American Life Insurance Company and 100% of the common stock of Phoenix Group Services, Inc. and Clinical Disability Management, Inc. for $283.9 million. This amount is comprised of $238.9 million in cash and $45.0 million in common stock of GE Life and Annuity Assurance Company, an affiliate of GEFA. The common stock represents a 3.1% interest in GE Life and Annuity Assurance Company. Phoenix retains ownership of 3% of the common stock of Phoenix American Life Insurance Company. Phoenix has a right to put these shares back to GEFA beginning in 2005 and ending in 2007. These investments are reported as equity securities on the Consolidated Balance Sheet. The pre-tax gain on the sale was $72.1 million and is reported in discontinued operations gain on disposal, net of income taxes.

         The sale to GEFA of 100% of the common stock of Phoenix Dental Services, Inc. and California Benefits Dental Plan closed on October 31, 2000. The sales proceeds for these entities was $2.0 million which resulted in a pre-tax loss of $0.4 million.

         The assets and liabilities of the discontinued operations have been excluded from the assets and liabilities of continuing operations and separately identified on the Consolidated Balance Sheet. Net assets of the discontinued operations totaled $187.6 million and $25.5 million as of December 31, 1999 and 2000, respectively. Likewise, the Consolidated Statement of Income, Comprehensive Income and Equity has been restated for 1998 to exclude the operating results of discontinued operations from those of continuing operations. The operating results of discontinued operations and the gain or loss on disposal are presented below.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                             YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------
                                                                    1998               1999              2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Income from discontinued operations

         Revenues:
           Reinsurance Operations                               $         298.7   $                 $
           Group Life and Health Operations                               503.8             453.8             117.6
           Real Estate Management Operations                               12.7               1.2                .4
                                                                ---------------   ---------------   ---------------
         Total revenues                                         $         815.2   $         455.0   $         118.0
                                                                ===============   ===============   ===============

         Income from discontinued operations:
           Reinsurance Operations                               $          17.2   $                 $
           Group Life and Health Operations                                53.5              56.8              14.8
           Real Estate Management Operations                                (.4)             (1.6)              (.3)
                                                                ---------------   ---------------   ---------------

         Income from discontinued operations before income
           taxes                                                           70.3              55.2              14.5
         Income taxes                                                      25.1              19.1               5.1
                                                                ---------------   ---------------   ---------------

         Income from discontinued operations, net of            $         45.2    $          36.1   $           9.4
           income taxes                                         ===============   ===============   ===============

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  ---------------------------------
                                                                                       1999              2000
                                                                                  ---------------   ---------------
                                                                                           (IN MILLIONS)
         Loss on disposal of discontinued operations:
         (Loss) gain on disposal:
           Reinsurance Operations                                                 $        (173.1)  $        (103.0)
           Real Estate Management Operations                                                  5.9               (.6)
           Group Life and Health Operations                                                                    71.7
                                                                                  ---------------   ---------------

         Loss on disposal of discontinued operations before income taxes                   (167.2)            (31.9)
         Income taxes                                                                       (58.2)            (11.0)
                                                                                  ---------------   ---------------

         Loss on disposal of discontinued operations, net of income taxes         $        (109.0)  $         (20.9)
                                                                                  ===============   ===============

14.      PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

         Property, equipment and leasehold improvements, consisting primarily of office buildings occupied by Phoenix, are stated at depreciated cost. Real estate occupied by Phoenix was $101.7 million and $83.9 million at December 31, 1999 and 2000, respectively. Phoenix provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets which generally range from five to forty years. Accumulated depreciation and amortization was $182.3 million and $204.0 million at December 31, 1999 and 2000, respectively.

         Rental expenses for operating leases, principally with respect to buildings, amounted to $16.9 million, $16.3 million and $14.1 million in 1998, 1999, and 2000, respectively, for continuing operations. Future minimum rental payments under non-cancelable operating leases for continuing operations were approximately $39.6 million as of December 31, 2000, payable as follows: 2001 - $12.6 million;

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         2002 - $11.0 million; 2003 - $8.5 million; 2004 - $4.3 million; 2005 -
         $1.6 million; and $1.6 million thereafter.

15.      DIRECT BUSINESS WRITTEN AND REINSURANCE

         As is customary practice in the insurance industry, Phoenix cedes reinsurance as a means of diversifying underwriting risk. To the extent that reinsuring companies may not be able to meet their obligations under reinsurance agreements in effect, Phoenix remains liable. Failure of the reinsurers to honor their obligations could result in losses to the company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, Phoenix evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. For direct issues, the maximum of individual life insurance retained by Phoenix on any one life is $8 million for single life and joint first-to-die policies and $10 million for joint last-to-die policies, with excess amounts ceded to reinsurers. Phoenix reinsures 80% of the mortality risk on the in force block of the Confederation Life business acquired on December 31, 1997, and 90% of the mortality risk on certain new issues of term and universal life products. In addition, Phoenix entered into a separate reinsurance agreement on October 1, 1998 to reinsure 80% of the mortality risk on a substantial portion of its otherwise retained individual life insurance business. In 1999, Phoenix reinsured the mortality risk on the remaining 20% of this business. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. In addition, Phoenix assumes and cedes business related to the group accident and health block in run-off. While Phoenix is not writing any new contracts, Phoenix is contractually obligated to assume and cede premiums related to existing contracts.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Additional information on direct business written and reinsurance assumed and ceded for the year ended December 31, was as follows:

                                                                    1998               1999              2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Direct premiums                                        $       1,719.4   $       1,677.5   $       1,399.2
         Reinsurance assumed                                              505.3             416.2             202.4
         Reinsurance ceded                                               (371.9)           (323.0)           (280.9)
                                                                ---------------   ---------------   ---------------
         Net premiums                                                   1,852.8           1,770.7           1,320.7
         Less net premiums of discontinued operations                    (677.0)           (595.0)           (173.3)
                                                                ---------------   ---------------   ---------------
         Net premiums of continuing operations                  $       1,175.8   $       1,175.7   $       1,147.4
                                                                ===============   ===============   ===============
         Percentage of amount assumed to net premiums                       27%               24%               15%
                                                                ===============   ===============   ===============

         Direct policy and contract claims incurred             $         728.1   $         622.3   $         545.0
         Reinsurance assumed                                              433.2             563.8             257.8
         Reinsurance ceded                                               (407.8)           (285.4)           (216.2)
                                                                ---------------   ---------------   ---------------
         Net policy and contract claims incurred                          753.5             900.7             586.6
         Less net incurred claims of discontinued
           operations                                                    (465.1)           (661.7)           (234.6)
                                                                ---------------   ---------------   ---------------
         Net policy and contract claims incurred of
           continuing operations                                $         288.4   $         239.0   $         352.0
                                                                ===============   ===============   ===============

         Direct life insurance in force                         $     121,442.0   $     131,052.1   $     107,600.7
         Reinsurance assumed                                          110,632.1         139,649.9           1,736.4
         Reinsurance ceded                                           (135,818.0)       (207,192.0)        (72,042.4)
                                                                ---------------   ---------------   ---------------
         Net insurance in force                                        96,256.1          63,510.0          37,294.7
         Less insurance in force of discontinued operations           (24,330.2)         (1,619.5)
                                                                ---------------   ---------------   ---------------
         Net insurance in force of continuing operations        $      71,925.9   $      61,890.5   $      37,294.7
                                                                ===============   ===============   ===============
         Percentage of amount assumed to net insurance in                  115%              220%                5%
           force                                                ===============   ===============   ===============

         Irrevocable letters of credit aggregating $25.2 million at December 31, 2000 have been arranged with United States of America commercial banks in favor of Phoenix to collateralize the ceded reserves.

16.      PARTICIPATING LIFE INSURANCE

         Participating life insurance in force was 66.9% and 60.0% of the face value of total individual life insurance in force at December 31, 1999 and 2000, respectively. The premiums on participating life insurance policies were 79.4%, 76.8% and 73.1% of total individual life insurance premiums in 1998, 1999, and 2000, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

17.      DEFERRED POLICY ACQUISITION COSTS

         The following reflects the amount of policy acquisition costs deferred and amortized for the year ended December 31:

                                                                    1998               1999              2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Balance at beginning of year                           $       1,021.9   $       1,058.2   $       1,318.8
         Acquisition cost deferred                                        167.7             148.2             172.8
         Amortized to expense during the year                            (138.1)           (147.9)           (356.0)
         Adjustment to net unrealized investment gains
           (losses) included in other comprehensive income                  6.7             260.3            (116.6)
                                                                ---------------   ---------------   ---------------

         Balance at end of year                                 $      1,058.2    $       1,318.8   $       1,019.0
                                                                ===============   ===============   ===============

         In conjunction with the December 31, 1997 acquisition of the Confederation Life business, PVFP of $141.2 million is reflected as an element of deferred acquisition costs. The estimated amount to be amortized for the years ending December 31, 2001, 2002, 2003, 2004 and 2005 is $13.2 million, $10.9 million, $8.6 million, $6.7 million and $5.4 million, respectively. The following is an analysis of PVFP for the year ended December 31:

                                                                    1998               1999              2000
                                                                ---------------   ---------------   ---------------
                                                                                   (IN MILLIONS)
         Balance at beginning of year                           $         141.2   $         136.8   $         112.7
         Amortization                                                      (4.4)            (24.1)            (15.8)
                                                                ---------------   ---------------   ---------------
         Balance at end of year                                 $         136.8   $         112.7   $          96.9
                                                                ===============   ===============   ===============

         Interest accrued on the unamortized PVFP balance for the years ended December 31, 1998, 1999 and 2000 was $9.2 million, $8.9 million and $7.3 million, respectively. Interest is accrued at 7.25% on the whole life business and 5.85% on the universal life business.

         In the fourth quarter of 2000, Phoenix's board of directors approved management's recommendation to reallocate assets supporting Phoenix's participating life policies. This asset reallocation resulted from (1) the execution of Phoenix's wealth management strategy and the resulting significant change in the composition of new life insurance annualized premiums and (2) a review of assets appropriate for the closed block that would be established if Phoenix reorganized from a mutual life insurance company to a stock life insurance company in 2001. This reallocation impacted the estimated future gross margins used to determine the amortization of DAC for participating policies. Accordingly, the revisions to estimated future gross margins resulted in a $218.2 million charge to earnings ($141.8 million, net of tax).

18.      MINORITY INTEREST

         Phoenix's interests in PXP, PFG Holdings and Main Street Management, through its wholly-owned subsidiary PM Holdings, are represented by ownership of approximately 55%, 66% and 80%, respectively, of the outstanding shares of common stock at December 31, 2000. Earnings and equity attributable to minority shareholders are included in minority interest in the Consolidated Financial Statements.

         During 2000, PXP recorded $32.9 million in additional paid-in capital in connection with the exercise of employee stock options and the conversion to common shares by convertible debenture holders.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The increase in minority interest associated with these transactions was $27.0 million. In addition, Phoenix reported a $5.9 million increase in equity as a majority interest in stock issuance transactions in the Consolidated Statement of Income, Comprehensive Income and Equity, representing its share of the difference between exercise price and net book value.

19.      STOCK PURCHASE AND AWARD PLANS

         EMPLOYEE STOCK PURCHASE PLAN

         On November 1, 1999, PXP implemented an Employee Stock Purchase Plan
         (ESPP) previously approved by PXP's board of directors. The ESPP allowed eligible employees to purchase PXP's common stock at the lower of 85% of the market price of the stock at the beginning or end of each offering period, and provided for PXP to withhold up to 15% of a participant's earnings for such purchase. PXP's only expense relating to this plan was for its administration. The maximum number of shares of PXP's common stock that were available under the ESPP was 615,000. The first six month offering period ended April 28, 2000 and the second offering period ended October 31, 2000, at which time 74,284 and 54,190 shares of common stock were under the ESPP, respectively. In consideration of the merger of PXP and PM Holdings, this plan was discontinued effective November 1, 2000.

         RESTRICTED STOCK

         Until December 31, 2000, restricted shares of PXP's common stock were issued to certain officers under the provisions of an approved restricted stock plan. Restricted stock was issued at the market value of a share of PXP's common stock on the date of the grant. If a participant's employment terminated due to retirement, death or disability, the restrictions expired and the shares became fully vested. If a participant terminated employment for any other reason, the non-vested shares of restricted stock were forfeited. The restricted stock vested in even annual installments over a three-year period from the date of the grant. Dividends declared were paid in cash as the restrictions lapsed. Restricted shares were first granted during 1998. At December 31, 1999 and 2000, 291,237 and 605,040 shares of restricted stock have been included in common stock shares outstanding, respectively. The market value of the restricted stock at the time of the grant was recorded as unearned compensation in a separate component of stockholders' equity and was amortized to expense over the restricted period. During 1999 and 2000, $1.7 million and $2.4 million was charged to compensation expense relating to the plan.

         In accordance with the merger agreement, all restricted stock shares outstanding as of December 31, 2000, became fully vested on January 11, 2001 and were acquired by PM Holdings.

         RESTRICTED STOCK GRANTS


                                                            COMMON SHARES                  AVERAGE MARKET VALUE
                                                     -----------------------------      ---------------------------
         BALANCE, DECEMBER 31, 1998                              243,130                        $      8.40
         Awarded                                                 195,067                               7.74
         Earned                                                 (105,623)                              8.18
         Forfeited                                               (41,337)                              8.08
                                                            ------------

         BALANCE, DECEMBER 31, 1999                              291,237                        $      8.08
         Awarded                                                 467,382                               6.31
         Earned                                                 (127,612)                              8.10
         Forfeited                                               (25,967)                              8.02
                                                            ------------

         BALANCE, DECEMBER 31, 2000                              605,040                        $      6.71
                                                            ============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         STOCK OPTION PLANS

         PXP has reserved a total of 14.7 million shares of company common stock to be granted under three stock option plans: the 1989 Employee Stock Option Plan (Employee Option Plan), the 1989 Employee Performance Stock Option Plan (Performance Plan) and the 1992 Long-Term Stock Incentive Plan (1992 Plan).

         The Compensation Committee of PXP's Board of Directors administered the 1992 Plan, designated which employees and outside directors participated in it and determined the terms of the options to be granted. Under the 1992 Plan, participants were granted non-qualified options to purchase shares of common stock of PXP at an option price equal to not less than 85% of the fair market value of the common stock at the time the option is granted. The options held by a participant terminate no later than 10 years from the date of grant. Options granted under the 1992 Plan vest, on average, in even annual installments over a three-year period from the date of grant.

         In accordance with the merger agreement, all stock options outstanding as of December 31, 2000, became fully vested on January 11, 2001 and were acquired by PM Holdings.

         OUTSTANDING OPTIONS

                                                                      WEIGHTED          SERIES A          WEIGHTED
                                                     COMMON            AVERAGE          PREFERRED         AVERAGE
                                                     SHARES        EXERCISE PRICE        SHARES        EXERCISE PRICE
                                               -----------------  ----------------  ----------------  -----------------
         BALANCE, DECEMBER 31, 1997                    6,106,659  $           7.40            93,253  $           28.49
         Granted                                       1,851,808              8.25
         Exercised                                      (222,846)             5.84
         Canceled                                        (10,491)             6.49           (93,253)             28.49
         Forfeited                                      (325,166)             7.47
                                               -----------------  ----------------  ----------------  -----------------

         BALANCE, DECEMBER 31, 1998                    7,399,964  $           7.66                    $
         Granted                                       1,344,727              7.75
         Exercised                                      (453,263)             5.94
         Canceled                                         (9,999)             7.71
         Forfeited                                      (353,554)             8.20
                                               -----------------  ----------------  ----------------  -----------------

         BALANCE, DECEMBER 31, 1999                    7,927,875  $           7.75                    $
         Granted                                         665,193              7.54
         Exercised                                      (893,758)             7.42
         Canceled                                           (100)             7.75
         Forfeited                                      (691,633)             7.89
                                               -----------------  ----------------  ----------------  -----------------

         BALANCE, DECEMBER 31, 2000                    7,007,577  $         7.75                      $
                                               =================  ================  ================  =================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         EXERCISABLE OPTIONS


                                                                      WEIGHTED          SERIES A          WEIGHTED
                                                     COMMON            AVERAGE          PREFERRED         AVERAGE
                                                     SHARES        EXERCISE PRICE        SHARES        EXERCISE PRICE
                                               -----------------  ----------------  ----------------  -----------------


         BALANCE, DECEMBER 31, 1997                    2,037,842  $           7.04            93,253  $           28.49
         Became exercisable                            2,050,494              7.39
         Exercised                                      (222,846)             5.84
         Canceled                                        (10,491)             6.49          (93,253)  $           28.49
         Forfeited                                      (325,166)             7.47
                                               -----------------  ----------------  ----------------  -----------------

         BALANCE, DECEMBER 31, 1998                    3,529,833  $           7.27                    $
         Became exercisable                            1,962,396              7.78
         Exercised                                      (453,263)             5.94
         Canceled                                         (9,999)             7.71
         Forfeited                                      (159,674)             8.14
                                               -----------------  ----------------  ----------------  -----------------

         BALANCE, DECEMBER 31, 1999                    4,869,293  $           7.57                    $
         Became exercisable                            2,008,728              7.93
         Exercised                                      (893,758)             7.42
         Canceled                                           (100)             7.75
         Forfeited                                      (483,678)             7.97
                                               -----------------  ----------------  ----------------  -----------------

         BALANCE, DECEMBER 31, 2000                    5,500,485  $           7.70                    $
                                               =================  ================  ================  =================

         As of December 31, 1999, 6.5 million shares of PXP common stock were available for future grants.

         In accordance with the merger agreement, all restricted PXP stock shares and stock options outstanding at December 31, 2000 became fully vested on January 11, 2001. PXP recognized compensation expense in January 2001 of $1.5 million as a result of the change in the restricted stock vesting provisions. In addition, PXP recognized compensation expense of $57.0 million related to the payment of all outstanding options, both vested and non-vested.

         PRO FORMA INFORMATION

         PXP has adopted the disclosures-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans, and compensation for restricted stock grants has been recorded in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the PXP stock option and restricted stock plans been determined based on the fair value at the grant date for awards in 1998, 1999 and 2000 consistent with the provisions of SFAS No. 123, Phoenix's income from continuing operations would have been reduced to the pro forma amounts indicated below.

                                                                           YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                                   1998              1999              2000
                                                              ----------------  ----------------  ----------------
                                                                                 (IN MILLIONS)

         Income from continuing operations, as reported       $         91.9    $        162.1    $         94.8
         Income from continuing operations, pro forma         $         90.9    $        160.9    $         94.0

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The weighted average fair values, at date of grant, for options granted during 1998, 1999 and 2000 were $2.10, $2.43, and $2.50 respectively, and were estimated using the Black-Scholes option valuation model with the following weighted average assumptions used for the grants in 1998, 1999 and 2000, respectively: dividend yield of 2.7%, 2.62% and 2.66%; expected volatility of 24.8%, 25.2% and 27.7%; risk-free interest rate of 5.6%, 5.6% and 6.7% and expected lives of six years.

         The options used to estimate the weighted average fair values of options granted in 1998, 1999 and 2000 were options to purchase 25,390, 11,620 and 1,620 shares of common stock, respectively, under the Employee Option Plan; options to purchase 7,332,454, 7,916,255 and 7,005,957 shares of common stock, respectively, under the 1992 Plan. During 1999, the remaining outstanding options under the Performance Plan were exercised.

20.      FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

         Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the Consolidated Financial Statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         CASH AND CASH EQUIVALENTS

         For these short-term investments, the carrying amount approximates fair value.

         DEBT SECURITIES

         Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that reflect interest rates currently being offered with similar terms to borrowers of similar credit quality.

         DERIVATIVE INSTRUMENTS

         Phoenix's derivative instruments include interest rate swap, cap and floor agreements, swaptions and foreign currency swap agreements. Fair values for these contracts are based on current settlement values. These values are based on brokerage quotes that utilize pricing models or formulas based upon current assumptions for the respective agreements.

         EQUITY SECURITIES

         Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

         MORTGAGE LOANS

         Fair values are calculated as the present value of scheduled payments, with the discount based upon the Treasury rate comparable for the remaining loan duration, plus a spread of between 130 and 800 basis points, depending on the internal quality rating of the loan. For loans in foreclosure or default, values were determined assuming principal recovery was the lower of the loan balance or the estimated value of the underlying property.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         POLICY LOANS

         Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

         VENTURE CAPITAL PARTNERSHIPS

         Fair value of venture capital partnerships is based on the fair value of these partnerships' underlying investments. The fair values of the underlying investments are calculated as the closing market prices for investments that are publicly traded. For investments that are not publicly traded, fair value is based on estimated fair value determined by the general partner after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information.

         INVESTMENT CONTRACTS

         In determining the fair value of guaranteed interest contracts, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was assumed to determine the present value of projected contractual liability payments through final maturity.

         The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

         Deposit type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

         NOTES PAYABLE

         The fair value of notes payable is determined based on contractual cash flows discounted at market rates.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         FAIR VALUE SUMMARY

         The estimated fair values of the financial instruments as of December 31, were as follows:

                                                                       1999                          2000
                                                           ----------------------------  ----------------------------
                                                             CARRYING         FAIR          CARRYING        FAIR
                                                              VALUE           VALUE          VALUE          VALUE
                                                           -------------  -------------  -------------  -------------
                                                                                (IN MILLIONS)
         Financial assets:
         Cash and cash equivalents                         $       187.6  $       187.6  $       176.6  $       176.6
         Short-term investments                                    133.4          133.4          547.2          547.2
         Debt securities                                         7,465.0        7,370.9        8,058.6        8,077.9
         Equity securities                                         437.2          437.2          335.5          335.5
         Mortgage loans                                            716.8          680.6          593.4          573.8
         Derivative instruments                                                   (13.2)                          9.9
         Policy loans                                            2,042.6        2,040.4        2,105.2        2,182.7
         Venture capital partnerships                              338.1          338.1          467.3          467.3
                                                           -------------  -------------  -------------  -------------
         Total financial assets                            $    11,320.7  $    11,175.0    $  12,283.8  $    12,370.9
                                                           =============  =============  =============  =============

         Financial liabilities:
         Policy liabilities                                $       709.7  $       709.4    $     759.0  $       758.9
         Notes payable                                             499.4          490.8          425.4          428.5
                                                           -------------  -------------  -------------  -------------
         Total financial liabilities                       $     1,209.1  $     1,200.2    $   1,184.4  $     1,187.4
                                                           =============  =============  =============  =============

21.      CONTINGENCIES

         LITIGATION

         Certain group accident and health reinsurance business has become the subject of disputes concerning the placement of the business with reinsurers and the recovery of the reinsurance (see Note 13 - "Discontinued Operations").

22.      STATUTORY FINANCIAL INFORMATION

         The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. Except for the accounting policy involving federal income taxes described next, there were no material practices not prescribed by the Insurance Department, as of December 31, 1998, 1999 and 2000. Phoenix's statutory federal income tax liability is principally based on estimates of federal income tax due. A deferred income tax liability has also been established for estimated taxes on unrealized gains for common stock and venture capital equity partnerships. Current New York Insurance Law does not allow the recording of deferred income taxes. Phoenix has received approval from the Insurance Department for this practice.

         Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, surplus notes are included in surplus rather than debt, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The following reconciles the statutory net income of Phoenix as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:

                                                                1998                 1999              2000
                                                           ---------------     ---------------     ---------------
                                                                                   (IN MILLIONS)
          Statutory net income                             $         108.7     $         131.3     $         266.1
          DAC, net                                                    21.3               (24.3)             (181.2)
          Future policy benefits                                     (56.6)              (27.5)               (2.5)
          Pension and postretirement expenses                        (17.3)               (8.6)               13.2
          Investment valuation allowances                            107.2                15.4               (45.9)
          Interest maintenance reserve                                 1.4                (7.2)              (26.1)
          Deferred income taxes                                      (40.0)                3.9                61.3
          Other, net                                                  12.4                 6.2                (1.6)
                                                           ---------------     ---------------     ---------------

          Net income, as reported                          $         137.1     $          89.2     $          83.3
                                                           ===============     ===============     ===============


         The following reconciles the statutory surplus and asset valuation reserve (AVR) of Phoenix as reported to regulatory authorities to equity as reported in these financial statements:


                                                                                  DECEMBER 31,
                                                                           ---------------------------
                                                                               1999           2000
                                                                           -------------  ------------
                                                                                  (IN MILLIONS)

          Statutory surplus, surplus notes and AVR                         $    1,427.3   $    1,883.2
          DAC, net                                                              1,243.3        1,062.2
          Future policy benefits                                                 (490.3)        (536.0)
          Pension and postretirement expenses                                    (193.0)        (173.3)
          Investment valuation allowances                                        (211.8)        (405.9)
          Interest maintenance reserve                                             24.8             .5
          Deferred income taxes                                                    65.6          108.5
          Surplus notes                                                          (159.4)        (161.4)
          Other, net                                                               49.5           63.1
                                                                           ------------   ------------
          Equity, as reported                                              $    1,756.0   $    1,840.9
                                                                           ============   ============

         The Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its policyholders. No consideration is given by the Insurance Department to financial statements prepared in accordance with GAAP in making such determinations.

         In 1998, the National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g. deferred income taxes are recorded.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The Insurance Department has adopted the Codification guidance, effective January 1, 2001. The effect of adoption on the Company's statutory surplus is expected to decrease surplus approximately $67.7 million (unaudited), primarily as a result of non-admitting certain assets and recording increased investment reserves.

23.      SUBSEQUENT EVENTS

         PURCHASE OF PXP MINORITY INTEREST

         On September 10, 2000, Phoenix and PXP entered into an agreement and plan of merger, pursuant to which Phoenix agreed to purchase PXP outstanding common stock owned by third parties, for a price of $15.75 per share. In connection with this merger, Phoenix paid total cash of $339.3 million to those stockholders in January 2001. Since the merger, third party holders of PXP's convertible subordinated debentures have been converting their debentures, and PXP expects to redeem any remaining outstanding debentures held by third parties by the end of February 2001. Phoenix expects that PXP will make total cash payments of $38.0 million in connection with these conversions and redemptions. In addition, PXP expects to make payments totaling $57.0 million to cash-out holders of PXP options.

         As a result of the merger, which closed on January 11, 2001, PXP became an indirect wholly-owned subsidiary of Phoenix and PXP's shares of common stock were de-listed from the New York Stock Exchange.

         EARLY RETIREMENT INCENTIVE PROGRAM

         On January 29, 2001, Phoenix offered a special retirement incentive program under which qualified participants will receive enhanced retirement benefits by the addition of five years to age and pension plan service under the Employee Pension Plan. Employees of Phoenix and PXP who decide to participate will retire between June 1, 2001 and December 31, 2001, with most retirements effective at the beginning of that period. There are 309 participants eligible for this program.

24.      REORGANIZATION AND INITIAL PUBLIC OFFERING (UNAUDITED)

         Phoenix Home Life Mutual Insurance Company completed its plan of reorganization during June 2001. Under the terms of the plan of reorganization, which the board of directors of Phoenix Home Life Mutual Insurance Company unanimously adopted on December 18, 2000 and amended and restated on January 26, 2001, on June 25, 2001, the effective date of the demutualization, such a company converted from a mutual insurance company to a stock life insurance company, became a wholly owned subsidiary of the Phoenix Companies, Inc. and changed its name to Phoenix Life Insurance Company.

         PHOENIX LIFE
         INSURANCE COMPANY
         (A WHOLLY-OWNED SUBSIDIARY OF
         THE PHOENIX COMPANIES, INC.)
         UNAUDITED INTERIM STATUTORY FINANCIAL STATEMENTS
         JUNE 30, 2001

PHOENIX LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE PHOENIX COMPANIES, INC.)
UNAUDITED INTERIM STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------------------------------------------

                                                                            (UNAUDITED)
                                                                               AS OF                   AS OF
                                                                             JUNE 30,               DECEMBER 31,
                                                                               2001                     2000
                                                                        -------------------      -------------------
ASSETS:                                                                               (IN THOUSANDS)
Investments
    Bonds, at amortized cost                                            $       8,107,971        $       7,813,051
    Mortgage loans                                                                561,311                  602,501
    Policy loans                                                                2,148,712                2,104,500
    Real estate, at depreciated cost                                              101,653                  166,837
    Investments in affiliates                                                     538,184                  967,318
    Common stocks, at market value                                                315,373                  325,740
    Preferred stocks, at cost                                                     140,867                  141,135
    Cash and short-term investments, at amortized cost                            752,450                  559,360
    Venture capital partnerships                                                  536,253                  467,264
    Other invested assets                                                                                  161,289
                                                                        -------------------      -------------------
     Total cash and invested assets                                            13,202,774               13,308,995
Deferred and uncollected premiums                                                 171,137                  203,961
Due and accrued investment income                                                 196,392                  191,684
Other assets                                                                       99,817                  114,639
Separate account assets                                                         3,348,748                3,800,721
                                                                        -------------------      -------------------

     Total assets                                                       $      17,018,868        $      17,620,000
                                                                        ===================      ===================

Liabilities and stockholder's equity:
    Reserves for future policy benefits                                 $      10,925,682        $      10,733,486
    Policyholders' funds at interest                                              488,845                  483,023
    Dividends to policyholders                                                    399,592                  390,572
    Policy benefits in course of settlement                                       117,731                  173,451
    Accrued expenses and general liabilities                                      298,497                  189,248
    Reinsurance funds withheld liability                                            7,085                    7,108
    Interest maintenance reserve (IMR)                                                478
    Asset valuation reserve (AVR)                                                 210,564                  559,710
    Separate account liabilities                                                3,310,032                3,760,630
                                                                        -------------------      -------------------
     Total liabilities                                                         15,758,506               16,297,228
                                                                        -------------------      -------------------

Common stock ($100 par value, 100,000 shares
    issued and outstanding)                                                        10,000
Paid-in capital                                                                 1,014,595
Surplus notes                                                                     175,000                  175,000
Unassigned surplus and special surplus funds                                       60,767                1,147,772
                                                                        -------------------      -------------------
     Total stockholder's equity                                                 1,260,362                1,322,772
                                                                        -------------------      -------------------

Total liabilities and stockholder's equity                              $      17,018,868        $      17,620,000
                                                                        ===================      ===================



        The accompanying notes are an integral part of these statements.

PHOENIX LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE PHOENIX COMPANIES, INC.)
UNAUDITED INTERIM STATEMENTS OF INCOME AND STOCKHOLDER'S EQUITY
--------------------------------------------------------------------------------


                                                                                         (UNAUDITED)
                                                                                         FOR THE SIX
                                                                                    MONTHS ENDED JUNE 30,
                                                                          ------------------------------------------
                                                                                2001                    2000
                                                                          ------------------      ------------------
                                                                                       (IN THOUSANDS)
 Income:
    Premium income and annuity considerations                             $        763,296        $        796,593
    Net investment income                                                          572,212                 775,579
                                                                          ------------------      ------------------
      Total income                                                               1,335,508               1,572,172
                                                                          ------------------      ------------------

 Current and future benefits:
    Death benefits                                                                  92,954                  92,136
    Disability and health benefits                                                   3,248                  53,904
    Annuity benefits and matured endowments                                         17,474                  21,213
    Surrender benefits                                                             481,049                 622,747
    Interest on policy or contract funds                                            14,805                   6,057
    Settlement option payments                                                       2,845                   2,829
    Change in reserves for future policy benefits
     and policyholders' funds                                                      127,715                (37,132)
                                                                          ------------------      ------------------
      Total current and future benefits                                            740,090                 761,754
                                                                          ------------------      ------------------

 Operating expenses:

    Commissions and expense allowances                                              41,098                  52,630
    Premium, payroll and miscellaneous taxes                                        18,952                  18,726
    Other operating expenses                                                       218,034                 164,273
    Federal income tax (benefit) expense                                              (721)                 44,853
                                                                          ------------------      ------------------
      Total operating expenses                                                     277,363                 280,482
                                                                          ------------------      ------------------

 Operating gain before dividends and
  realized capital losses                                                          318,055                 529,936
    Dividends to policyholders                                                     184,917                 177,815
                                                                          ------------------      ------------------

 Operating gain after dividends and
    before realized capital (losses) gains                                         133,138                 352,121
 Realized capital (losses) gains, net of income taxes
    and interest maintenance reserve                                               (64,309)                  3,597
                                                                          ------------------      ------------------
 Net income                                                                         68,829                 355,718
    Unrealized capital (losses) gains, net                                        (330,896)                123,453
    Non-admitted goodwill, net                                                         804                  (3,189)
    Asset valuation reserve                                                        349,146                 (86,212)
    Other changes, net                                                            (150,293)                    126
                                                                          ------------------      ------------------

 Net (decrease) increase in stockholder's equity                                   (62,410)                389,896
 Stockholder's equity, beginning of year                                         1,322,772               1,054,096
                                                                          ------------------      ------------------

 Stockholder's equity, end of period                                      $      1,260,362        $      1,443,992
                                                                          ==================      ==================

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE PHOENIX COMPANIES, INC.)
UNAUDITED INTERIM STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                            (UNAUDITED)             FOR THE YEAR
                                                                            FOR THE SIX                 ENDED
                                                                            MONTHS ENDED            DECEMBER 31,
                                                                           JUNE 30, 2001                2000
                                                                         -------------------      ------------------
Cash and short-term investment sources:                                                (IN THOUSANDS)
Operations
    Premiums collected                                                   $         685,023        $      1,534,449
    Investment and other income received                                           661,356                 985,042
                                                                         -------------------      ------------------
    Total received                                                               1,346,379               2,519,491
                                                                         -------------------      ------------------

    Claims and benefits paid                                                       672,663               1,612,681
    Commissions and other expenses paid                                            212,014                 230,755
    Dividends to policyholders paid                                                175,260                 357,026
    Federal income taxes (received) paid                                           (15,611)                 82,867
                                                                         -------------------      ------------------
      Total paid                                                                 1,044,326               2,283,329
                                                                         -------------------      ------------------

    Cash proceeds from operations                                                  302,053                 236,162
Proceeds from sales, maturities and scheduled repayments
    of investments in:
    Bonds                                                                        1,015,751               1,373,451
    Stocks                                                                         218,132                 706,216
    Mortgage loans                                                                  33,480                 126,857

    Real estate and other invested assets                                           66,712                 298,060
    Other sources                                                                   93,215                  63,136
Financing
    Surplus notes, capital and surplus paid-in                                     106,577
                                                                         -------------------      ------------------
    Total sources                                                                1,835,920               2,803,882
                                                                         -------------------      ------------------

Cash and short-term investment uses:
Acquisitions of investments
    Bonds                                                                        1,353,618               1,616,325
    Stocks                                                                         154,974                 459,343
    Mortgage loans                                                                     473                   1,003
    Real estate and other invested assets                                          (86,351)                157,767
    Increase in policy loans                                                        44,211                  62,465
Other uses                                                                         175,905                 164,496
                                                                         -------------------      ------------------
    Total uses                                                                   1,642,830               2,461,399
                                                                         -------------------      ------------------

Net increase in cash and short-term investments                                    193,090                 342,483
Cash and short-term investments, beginning of year                                 559,360                 216,877
                                                                         -------------------      ------------------

Cash and short-term investments, end of period                           $         752,450        $        559,360
                                                                         ===================      ==================


        The accompanying notes are an integral part of these statements.

PHOENIX LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE PHOENIX COMPANIES, INC.)
NOTES TO UNAUDITED INTERIM STATUTORY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  DESCRIPTION OF BUSINESS

    Phoenix Life Insurance Company and its subsidiaries ("Phoenix Life") provide wealth management product and services including individual participating life insurance, term, universal and variable life insurance, and annuities primarily in the United States of America. Phoenix Life Insurance Company is a wholly-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix").

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    These financial statements were prepared on the basis of accounting practices prescribed or permitted by the State of New York Insurance Department ("Insurance Department") for interim financial information. Accordingly, they do not include all the information and footnotes required for complete financial statements. These practices are predominately promulgated by the National Association of Insurance Commissioners ("NAIC"). There were no material practices not prescribed by the Insurance Department.

    In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These financial statements should be read in conjunction with the financial statements of Phoenix Life for the year ended December 31, 2000.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Statutory Financial Statements for the year ended December 31, 2000.

3.  ACCOUNTING CHANGES

    In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance where statutory accounting has been silent and changes current statutory accounting in some areas; e.g., deferred income taxes are recorded.

    The Insurance Department has adopted the Codification guidance, effective January 1, 2001, except for certain prescribed accounting practices such as the provisions related to deferred tax assets and liabilities. The effect of adoption on Phoenix Life's statutory surplus is a decrease to surplus of approximately $68.6 million (unaudited), primarily resulting from non-admitting assets of non-insurance subsidiaries and recognizing impairments on certain investments. If the Insurance Department had adopted all the prescribed accounting practices of the Codification

PHOENIX LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE PHOENIX COMPANIES, INC.)
NOTES TO UNAUDITED INTERIM STATUTORY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    guidance, the cumulative effect on Phoenix Life's statutory surplus would have been an additional increase to surplus of $123.7 million (unaudited).

4.  REORGANIZATION AND INITIAL PUBLIC OFFERING

    Phoenix Home Life Mutual Insurance Company completed its plan of reorganization during June 2001. Under the terms of the plan of reorganization, which the board of directors of Phoenix Home Life Mutual Insurance Company unanimously adopted on December 18, 2000 and amended and restated on January 26, 2001, on June 25, 2001, the effective date of the demutualization, such company converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. and changed its name to Phoenix Life Insurance Company.

    As of June 25, 2001, several indirect subsidiaries of Phoenix Life were transferred to the holding company, The Phoenix Companies, Inc., or one of its subsidiaries. The net increase in surplus, after federal taxes, resulting from this transfer was $146.1 million.

                                     PART C

                                     PART C

                                OTHER INFORMATION

    Registrant hereby represents that, in imposing certain restrictions upon withdrawals from some annuity contracts, it is relying upon the no-action letter given to the American Council of Life Insurance (publicly available November 28,
1988) (Ref. No. 1P-6-88) regarding compliance with Section 403(b) (ii) of the Internal Revenue Code and that it is in compliance with the conditions for reliance upon that letter set forth therein.


    Pursuant to Section 26(f) (2) (A) of the Investment Company Act of 1940, as amended, Phoenix Life Insurance Company represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Life Insurance Company.


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  Financial Statements

               The financial information is included in Part B.

          (b)  Exhibits

               (1) Resolution of Board of Directors Establishing Separate Account is incorporated by reference to Registrant's Post-Effective Amendment No. 1 filed on April 30, 1983 and filed via Edgar with Form N-4 Registration Statement (No. 002-78020), Post-Effective Amendment No. 30 on November 29, 1999.

               (2)  Not Applicable.

               (3)  Distribution of Policies

                    (a)  Master Service and Distribution Compliance
                         Agreement.(1)

                    (b) Form of Agreement between Phoenix Equity Planning Corporation and Registered Broker-Dealers with respect to the sale of Contracts, filed via Edgar with the Initial Registration Statement on August 31, 2001.

               (4) Form of Variable Annuity Contract (Phoenix Investor's Edge--Form No. D610), filed via Edgar with the Initial Registration Statement on August 31, 2001.


               (5) Form of Application (Phoenix Investor's Edge--Form No. OL3173), filed via Edgar with the Initial Registration Statement on August 31, 2001.


               (6) (a) Charter of Phoenix Life Insurance Company, filed via
                       Edgar with the Initial Registration Statement on August 31, 2001.

                   (b) By-laws of Phoenix Life Insurance Company, filed via
                       Edgar with the Initial Registration Statement on
                        August 31, 2001.

               (7)  Not Applicable.

               (8)  Not Applicable.


               (9)  Opinion and Consent of Richard J. Wirth, Esq. (1)


               (10) (a) Written Consent of Brian A. Giantonio, Esq. (1)

                    (b) Written Consent of PricewaterhouseCoopers LLP. (1)

                    (c) Actuarial Memorandum - John L. Grucza, FSA, MAAA, filed via Edgar with the Initial Registration Statement on August 31, 2001.

               (11) Not Applicable.

               (12) Not Applicable.

               (13) (a) Explanation of Yield and Effective Yield Calculation is
                        incorporated by reference to Form N-4 Registration Statement (No. 002-78020), Post-Effective Amendment No. 24, filed via Edgar on April 24, 1996.

                    (b) Explanation of Total Return Calculation is incorporated by reference Form N-4 Registration Statement (No. 002-78020), Post-Effective Amendment No. 24, filed via Edgar on April 24, 1996.


-------------

(1) Filed herewith.

ITEM 25.  DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR


           NAME                              PRINCIPAL OCCUPATION
           ----                              --------------------

           DIRECTORS

           Sal H. Alfiero                    Chairman and Chief Executive Officer
                                             Protective Industries LLC
                                             Buffalo, NY
                                             Various positions with Mark IV Industries

           J. Carter Bacot                   Director (retired Chairman and Chief Executive Officer)
                                             The Bank of New York
                                             New York, NY

           Peter C. Browning                 Chairman of the Board
                                             NUCOR
                                             Charlotte, NC
                                             Various positions with Sunoco Products Company

           Arthur P. Byrne                   President, Chief Executive Officer and Chairman
                                             The Wiremold Company
                                             West Hartford, CT
                                             Various positions with The Wiremold Company

           Sanford Cloud, Jr.                President and Chief Executive Officer,
                                             The National Conference for Community

           Richard N. Cooper                 Mauritus C. Boas Professor
                                             Center for International Affairs
                                             Harvard University
                                             Cambridge, MA
                                             Formerly Chairman of Central Intelligence Agency;
                                             Professor, Harvard University

           Gordon J. Davis, Esq.             President
                                             Lincoln Center for Performing Arts
                                             New York, NY
                                             Formerly Partner of LeBoeuf, Lamb, Greene & MacRae

           Robert W. Fiondella*              Chairman and Chief Executive Officer
                                             Phoenix Life Insurance Company
                                             Hartford, CT
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           John E. Haire                     President
                                             The Fortune Group
                                             New York, NY
                                             Executive Vice President, Time, Inc.
                                             Formerly Publisher, Time Magazine

           Jerry J. Jasinowski               President
                                             National Association of Manufacturers
                                             Washington, D.C.
                                             Various positions with National Association of Manufacturers

           Thomas S. Johnson                 Chairman and Chief Executive Officer
                                             Greenpoint Financial Corporation
                                             New York, NY

           John W. Johnstone                 Retired.
                                             Formerly Chairman and Chief Executive Officer, Olin Corporation


           NAME                              PRINCIPAL OCCUPATION
           ----                              --------------------

           Marilyn E. LaMarche               Limited Managing Director
                                             Lazard Freres & Co. LLC
                                             New York, NY
                                             Various positions with Lazard Freres & Co. LLC

           Philip R. McLoughlin**            Executive Vice President and Chief Investment Officer
                                             Phoenix Life Insurance Company
                                             Hartford, CT
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           Robert F. Vizza                   President
                                             Dolan Foundations
                                             Woodbury, NY
                                             Formerly President, Lustgarten Pancreatic Cancer Research Foundation and the
                                             Dolan Foundations; President and Chief Executive Officer,
                                             St. Francis Hospital

           Robert G. Wilson                  Retired.  Consultant for thePit.com; Consultant for Logistics.com and
                                             LendingTree.com

           Dona D. Young*                    President and Chief Operating Officer
                                             Phoenix Life Insurance Company
                                             Hartford, CT
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           EXECUTIVE OFFICERS

           Carl T. Chadburn*                 Executive Vice President
                                             Executive Vice President, The Phoenix Companies, Inc.
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           Robert W. Fiondella*              Chairman and Chief Executive Officer
                                             Chairperson and Chief Executive Officer, The Phoenix Companies, Inc.
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           Philip R. McLoughlin**            Executive Vice President
                                             Executive Vice President and Chief Investment Officer,
                                             The Phoenix Companies, Inc.
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           David W. Searfoss*                Executive Vice President
                                             Executive Vice President and Chief Financial Officer,
                                             The Phoenix Companies, Inc.
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           Simon Y. Tan*                     Executive Vice President
                                             Executive Vice President, The Phoenix Companies, Inc.
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

           Dona D. Young*                    President and Chief Operating Officer
                                             Various positions with The Phoenix Companies, Inc.
                                             Various positions with Phoenix Life Insurance Company
                                             and its various subsidiaries

    * The principal business address of this individual is One American Row, Hartford, Connecticut 06115.

   ** The principal business address of this individual is 56 Prospect Street, Hartford, Connecticut 06115.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

[graphic omitted]

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of November 7, 2001 there were 0 contract owners.

ITEM 28.  INDEMNIFICATION

    Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article III Section 14 of the By-laws of the Company provides: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER
1.   Phoenix Equity Planning Corporation ("PEPCO")


     (a) PEPCO currently distributes securities of the Phoenix Duff & Phelps Funds, Phoenix Funds, PHL Variable Universal Life Account, PHL Variable Accumulation Account, Phoenix Life Variable Universal Life Account and Phoenix Life and Annuity Variable Universal Life Account in addition to those of the Registrant.


     (b) Directors and Executive Officers of PEPCO


          NAME AND PRINCIPAL                     POSITIONS AND OFFICES
          BUSINESS ADDRESS                       WITH UNDERWRITER
          ----------------                       ----------------
          Michael E. Haylon*                     Director
          Philip R. McLoughlin*                  Director & Chairman
          William R. Moyer**                     Director, Executive Vice
                                                 President, Chief Financial
                                                 Officer & Treasurer

          Stephen D. Gresham*                    Executive Vice President, Chief
                                                 Sales and Marketing Officer

          John F. Sharry*                        President, Retail Distribution


         * The principal business address of this individual is 56 Prospect Street, Hartford, CT.

        ** The principal business address of this individual is 100 Bright
           Meadow Blvd., Enfield, CT.

     (c) Compensation received by PEPCO during Registrant's last fiscal year:

NAME OF                     NET UNDERWRITING              COMPENSATION          BROKERAGE
PRINCIPAL UNDERWRITER       DISCOUNTS AND COMMISSIONS     ON REDEMPTION         COMMISSIONS      COMPENSATION
---------------------       -------------------------     -------------         -----------      ------------
PEPCO                                 $0                        0                    0                 0

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of Phoenix Life Insurance Company located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-2200 and 101 Munson Street, Greenfield, Massachusetts 01302-0810.

ITEM 31.  NOT APPLICABLE


ITEM 32.  UNDERTAKINGS

The registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted;

(b) to include either (1) as a part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                   SIGNATURES


       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Amendment to its Registration Statement to be signed on its behalf, in the City of Hartford and State of Connecticut on this 15th day of November, 2001.

                                            PHOENIX LIFE INSURANCE COMPANY


                                            By: *Robert W. Fiondella
                                                --------------------------------
                                            Robert W. Fiondella
                                            Chief Executive Officer

                                            PHOENIX LIFE VARIABLE ACCUMULATION
                                            ACCOUNT


                                            By: *Robert W. Fiondella
                                                --------------------------------
                                            Robert W. Fiondella
                                            Chief Executive Officer

                                            Phoenix Life Insurance Company

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated with Phoenix Life Insurance Company on this 15th day of November, 2001.


            SIGNATURE                          TITLE
            ---------                          -----

------------------------------------           Director
*Sal H. Alfiero

------------------------------------           Director
*J. Carter Bacot

------------------------------------           Director
 Peter C. Browning

------------------------------------           Director
*Arthur P. Byrne

------------------------------------           Director
Sanford Cloud, Jr.

------------------------------------           Director
*Richard N. Cooper

------------------------------------           Director
*Gordon J. Davis

------------------------------------           Chairman of the Board and
*Robert W. Fiondella                           Chief Executive Officer
                                               (Principal Executive Officer)

------------------------------------           Director
*John E. Haire

           SIGNATURE                         TITLE
           ---------                         -----

------------------------------------         Director
*Jerry J. Jasinowski

------------------------------------         Director
*Thomas S. Johnson

------------------------------------         Director
*John W. Johnstone

------------------------------------         Director
*Marilyn E. LaMarche

------------------------------------         Director, Executive Vice President
*Philip R. McLoughlin                        and Chief Investment Officer


------------------------------------         Director
*Robert F. Vizza

------------------------------------         Director
*Robert G. Wilson

------------------------------------         Director, President and
Dona D. Young                                Chief Operating Officer


By:  /s/ Dona D. Young
    --------------------
      Dona D. Young, as Attorney in Fact pursuant to Powers of Attorney, filed with this amendment.

                                POWER OF ATTORNEY



         The undersigned, being all of the Directors of Phoenix Home Life Mutual Insurance Company, do hereby constitute and appoint each of Robert W. Fiondella, Dona D. Young, and Philip R. McLoughlin as our true and lawful attorneys and agents, and with full power to act without the others, are hereby authorized, empowered and directed to take all action necessary, on behalf of Phoenix Home Life Mutual Insurance Company, in order to comply with the Securities Act of 1933, the Investment Company Act of 1940 and any other applicable Federal laws, including the filing of registration statements, any amendments to registration statements, and undertakings, any applications for exemptions from the Investment Company Act of 1940 relating to securities issued or sold by Phoenix Home Life Mutual Insurance Company or any of its separate accounts, and any or all amendments to the foregoing as such attorneys and agents shall deem necessary or appropriate. The undersigned hereby ratify and confirm our signature as it may be signed by said attorneys and agents.

         We hereby declare that a photostatic, xerographic or other similar copy of this original instrument shall be as effective as the original.

         We hereby further revoke any and all powers of attorney previously given by us with respect to the above-named mutual fund, provided that this revocation shall not affect the exercise of such power prior to the date hereof.

         WITNESS our hand and seal on the date set forth below.

/s/Sal H. Alfiero                                 /s/John C. Bacot
-----------------                                 ----------------
Sal H. Alfiero, Director                          John C. Bacot, Director

/s/Arthur P. Byrne                                /s/Richard N. Cooper
------------------                                --------------------
Arthur P. Byrne, Director                         Richard N. Cooper, Director


/s/Gordon J. Davis                                /s/Robert W. Fiondella
------------------                                ----------------------
Gordon J. Davis, Director                         Robert W. Fiondella, Director


/s/John E. Haire                                  /s/Jerry J. Jasinowski
----------------                                  ----------------------
John E. Haire, Director                           Jerry J. Jasinowski


/s/John W. Johnstone                              /s/Marilyn E. LaMarche
--------------------                              ----------------------
John W. Johnstone, Director                       Marilyn E. LaMarche, Director


/s/Philip R. McLoughlin                           /s/Indra K. Nooyi
-----------------------                           -----------------
Philip R. McLoughlin, Director                    Indra K. Nooyi, Director


/s/Robert F. Vizza                                /s/Robert G. Wilson
------------------                                -------------------
Robert F. Vizza, Director                         Robert G. Wilson, Director


/s/Dona D. Young
----------------
Dona D. Young, Director

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of Phoenix Home Life Mutual Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Edwin L. Kerr and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940 relating to securities issued or sold by Phoenix Home Life Mutual Insurance Company or any of its separate accounts, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

              WITNESS my hand and seal on the date set forth below.






/s/Peter C. Browning                                            October 19, 1997
--------------------
Peter C. Browning, Director

                                POWER OF ATTORNEY

         I, the undersigned member of the Board of Directors of Phoenix Home Life Mutual Insurance Company, hereby constitute and appoint John H. Beers, Donald E. Bertrand, Susan E. Schecter and Dona D. Young or either of them as my true and lawful attorneys and agents with full power to sign for me in the capacity indicated below, any or all Registration Statements or amendments thereto filed with the Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Companies Act of 1940 relating to securities issued or sold by Phoenix Home Life Mutual Insurance Company or and of its separate accounts, and hereby ratify and confirm my signature as it may be signed by said attorneys and agents.

              WITNESS my hand and seal on the date set forth below.






/s/Thomas S. Johnson                                              March 14, 2001
--------------------
Thomas S. Johnson, Director